Confidential draft no. 2 submitted to the Securities and Exchange Commission on September 25, 2013. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

zulily, inc.

(Exact name of registrant as specified in its charter)

Delaware	5961	27-1202150
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2200 First Avenue South

Seattle, WA 98134

(877) 779-5614

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darrell Cavens

President and Chief Executive Officer

zulily, inc.

2200 First Avenue South

Seattle, WA 98134

(877) 779-5614

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen John W. Robertson Michael E. Tenta Cooley LLP 1700 Seventh Avenue, Suite 1900 Seattle, WA 98101 (206) 452-8700	Deirdre Runnette General Counsel zulily, inc. 2200 First Avenue South Seattle, WA 98134 (877) 779-5614	Steven E. Bochner Craig Sherman Michael Nordtvedt Wilson Sonsini Goodrich & Rosati, Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☑	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares the underwriters have the option to purchase.

(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated September 25, 2013.

            Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of zulily, inc.

zulily is offering             shares of the Class A common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering             additional shares of Class A common stock. zulily will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

zulily has two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately     % of the voting power of our outstanding capital stock immediately following the completion of this offering.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to have our Class A common stock listed on                     under the symbol “ZU.”

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. Investing in our Class A common stock involves risks.

See “Risk Factors” on page 12 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to zulily	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses, see “Underwriting.”

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from             at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2013.

Goldman, Sachs & Co.	BofA Merrill Lynch	Citigroup

RBC Capital Markets

Allen & Company LLC

William Blair

Prospectus dated                     , 2013.

DAILY SHOPPING EXPERIENCE FOR MOMS

active customers
(in thousands)
157
791
1,580
2010
2011
2012
net sales
(in millions)
$18
$143
$331
2010
2011
2012
revenue per active customer
$117
$180
$210
2010
2011
2012

A UNIQUE SHOPPING DESTINATION

Curated marketplace

zulily offers a hand-picked selection of finds from emerging brands and boutique vendors next to nationally recognized brands – providing a little wow for Mom each morning.

Fun and entertaining shopping experience

Shopping at zulily brings the thrill of discovery. Finding out what's new each morning becomes a highlight of Mom's day. It's a treasure hunt.

Deals up to 70% off

Fresh daily selection of new, unique and affordable products. When Mom discovers something she loves at a great price, she feels as if she's won a prize.

BOUTIQUE. DISCOVERY. VALUE.

you never know what you'll find

Prospectus

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus is current only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We, the selling stockholders and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus.

Unless the context otherwise requires, we use the terms “zulily,” “company,” “we,” “us” and “our” in this prospectus to refer to zulily, inc. and, where appropriate, our consolidated subsidiaries.

Company Overview

We launched the zulily website in January 2010 with the goal of revolutionizing the way moms shop. Today, we are one of the largest standalone e-commerce companies in the United States. Through our desktop and mobile websites and mobile applications, which we refer to as our “sites”, we help our customers discover new and unique products at great values that they would likely not find elsewhere. We provide moms a fun and entertaining shopping experience with a fresh selection of over 4,000 product styles offered on a typical day through various flash sales events, which are limited-time curated online sales of selected products launched each day on our sites. We source our merchandise from thousands of vendors, including emerging brands and smaller boutique vendors, as well as larger national brands. By bringing together millions of moms and a daily selection of products chosen from our vendor base, we have built a large scale and uniquely curated marketplace. Since inception through June 30, 2013, we have worked with over 10,000 brands, featured over 1.6 million product styles and sold over 42 million items to over 2.9 million customers across our platform.

zulily is a disruptive e-commerce company built to address a retail experience for moms that we believe has become uninspiring due to the concentration of sales among mass retailers and the commoditization of merchandise. We distinguish ourselves by offering a fresh and affordable selection of products that inspires moms to shop. Our merchandising team constantly scours the market for new and unique brands in children’s apparel, women’s apparel and other product categories, such as toys, infant gear, kitchen accessories and home décor. Once we find these brands, we invest in photography and editorial content to tell each brand’s story in our fun and engaging voice. We then sell these products through our flash sales model, creating an impulse-driven shopping experience that delivers entertainment, value and convenience for moms anytime and anywhere. Increasingly, moms are shopping at zulily throughout their day from their mobile devices, and as a result we have optimized our platform for mobile shopping. Our focus on delivering a better and more entertaining shopping experience for moms has driven strong new customer growth as well as repeat purchasing by existing customers, which have been the keys to the differentiated economics of our business.

We have become a trusted partner for our vendors because we provide them with access to a large and highly engaged consumer audience, creating significant brand exposure and revenue opportunities. Many of our vendors are small-to-medium sized businesses and may have difficulty reaching a targeted audience of moms on a broad scale. Our vendors can reach this audience while also eliminating wholesale, direct sales and fulfillment costs for the products they sell through our platform, making zulily an attractive channel for them.

To best serve our customers and vendors, we have in place a custom, fully integrated fulfillment infrastructure. Our supply chain solution efficiently handles the small-to-medium lot sizes and high inventory turnover required by our constantly changing, limited-time product offerings. We operate a minimal inventory, intermediary model where we typically take customer orders before we purchase inventory from our vendors. As a result, we are able to offer a much larger selection of products to our customers and to generate greater sales for our vendors, who are able to match a broader range of their product supply to actual customer demand.

Continual innovation through investment in technology is core to our business. We have custom built a proprietary and scalable technology platform to enable our unique business model. Our technology is built to handle the significant spikes in site traffic and transactions which frequently occur when we launch our events each day. In order to enhance relevance for our customers, we have developed extensive data collection and analytics capabilities which allow us to anticipate the shopping preferences of our customers and then personalize their site experience. Our technology platform is also designed to meet the rapid order fulfillment needs that are unique to our flash sales model.

At the scale at which we now operate, the combination of our customers, vendors and fulfillment infrastructure has resulted in powerful network effects, which we believe is a significant competitive advantage. Our large and growing customer base in a highly desirable demographic has allowed us to attract and retain vendors offering high quality and unique products. The breadth and quality of our vendors’ merchandise, which we curate daily to provide a fresh selection, enables us to attract new and repeat customers.

We have achieved the following significant milestones:

•

As of June 30, 2013, we had 2.2 million active customers, or customers who had purchased at least once in the last year, an increase of 93.1% from the 1.2 million active customers we had as of July 1, 2012.

•

For the 12 months ended June 30, 2013, we generated $214 of revenue per active customer, a 10.9% increase from the $193 of revenue per active customer we generated during the 12 months ended July 1, 2012.

•	For the 12 months ended June 30, 2013, 82.9% of our U.S. orders were placed by customers who had previously purchased from us, up from 79.1% during the 12 months ended July 1, 2012.

•

In the second quarter of 2013, approximately 42% of our U.S. orders were placed from a mobile device, up from approximately 39% in the first quarter of 2013 and approximately 31% in the fourth quarter of 2012.

For 2012 and the six months ended June 30, 2013, we reported $331.2 million and $272.0 million in net sales, representing growth of 132.4% and 114.2% from 2011 and the six months ended July 1, 2012, respectively. For 2012 and the six months ended June 30, 2013, we reported a net loss of $10.3 million and $2.4 million in net income, an improvement from net losses of $11.3 million and $6.2 million in 2011 and the six months ended July 1, 2012, respectively. For 2012 and the six months ended June 30, 2013, we reported $(5.9) million and $7.5 million in Adjusted EBITDA, an improvement from $(8.9) million and $(4.4) million in 2011 and the six months ended July 1, 2012, respectively. We have been free cash flow positive on an annual basis since 2011. For information on how we define and calculate active customers, revenue per active customer, the non-GAAP financial measures Adjusted EBITDA and free cash flow, and for reconciliations of Adjusted EBITDA to net loss and free cash flow to net cash (used in) provided by operating activities, see the sections of this prospectus captioned “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Financial Metrics.”

Our Industry

e-Commerce is a Large and Growing Market.    Euromonitor, a consumer market research company, estimated that the North American retail market was $3.1 trillion in 2012 with online retail representing $183 billion, or 5.9% of the total retail market. As consumers continue to migrate online, the online retail market is expected to become a significantly larger portion of the total retail market. Euromonitor expects the North American online retail market to grow to $360 billion by 2017, a 14.5% compound annual growth rate, or CAGR, from 2012, as compared to a 2.9% CAGR for the offline retail market over the same time period.

Moms are an Influential Consumer Demographic.    According to a 2012 report from the U.S. Census Bureau, 39 million U.S. households have children under the age of 18, representing 121 million people. In these households, we believe moms generally control an outsized share of spending, particularly spending on children’s apparel, women’s apparel and home décor. According to a 2009 report from Advertising Age, an advertising industry publication, women controlled 73% of household spending. Additionally, women and moms are over-represented as Internet shoppers. According to comScore, a market research firm, in February 2010, women accounted for 49.8% of the U.S. online population but made 61.1% of online purchases.

Women’s and Children’s Boutique Brands are Highly Fragmented.    We believe that emerging brands and smaller boutique vendors are more prevalent in the children’s apparel, women’s apparel and home décor categories compared to other retail categories. We have sold products from over 10,000 brands to date and we discover new, emerging brands on a daily basis. This fragmentation is evident in our business, as over 65% of our U.S. product sales in 2012 came from vendors, generally emerging brands and smaller boutique vendors, selling less than $50,000 of product per event.

Mobile Commerce is Growing Rapidly.    The proliferation of smartphones and tablets has made mobile commerce one of the fastest growing retail channels. According to International Data Corporation, or IDC, a market research firm, the number of U.S. mobile online shoppers is expected to grow from 52 million in 2012 to 189 million in 2017, a 29.3% CAGR. Moms also spend more time mobile shopping than the general consumer. According to eMarketer, a market research company, 23% of moms who use the Internet shop on their mobile devices as compared to 15% of the rest of the general Internet user population. Since consumers have access to their mobile devices virtually anytime and anywhere, this allows them the opportunity to browse and shop during their spare minutes throughout the day. Mobile devices also enable “push commerce” features that prompt consumers to visit mobile websites and use mobile applications.

Our Opportunity

Transforming How Moms Shop Online.    A new wave of e-commerce is emerging. First generation e-commerce companies were generally vertically focused product websites that answered a consumer need for directed product search (for example, “I need a camera”). We believe moms are increasingly looking to the Internet to browse and be inspired through entertaining and engaging discovery-based online shopping (for example, “I want to go window shopping”), especially while they are out and about and on their mobile devices. We believe moms are increasingly using e-commerce as a form of entertainment in addition to satisfying specific product needs.

Transforming How Emerging Brands and Smaller Boutique Vendors Reach Moms.    It is challenging for emerging brands and smaller boutique vendors to reach consumers cost effectively at scale. Smaller vendors can have great products but typically have limited marketing and distribution capabilities. Without recognizable consumer brands, these vendors may struggle to attract consumers to their own websites, if they have them at all, and may also have trouble securing distribution among mass retailers. Additionally, many emerging brands and smaller boutique vendors can be limited by their branding, photographic and editorial capabilities and therefore can struggle to present their products to consumers in a compelling way, which we believe reduces consumer demand for these products.

Our Offering

Our Offering for Moms

Making shopping entertaining for moms is core to who we are and what we do. We think beyond just offering what our consumers are directly looking for and instead look to inspire purchasing by finding and offering a curated set of products from new and emerging brands that our customers could not otherwise easily find. Moms are passionate about buying products for their kids that stand out and make their kids look special, particularly at affordable prices. Our goal is to be part of mom’s daily routine, allowing her to visit our sites and discover a selection of fresh, new and affordable merchandise curated for her every morning.

Every morning, we launch a variety of flash sales events. Typically, these events feature over 4,000 product styles from different vendors and last for 72 hours. The day’s events are kicked off by an early morning email to our email subscribers and push communication to users of our mobile applications. Offerings are only available for a limited time and in a limited quantity, creating urgency to browse and purchase. The majority of our products are sourced from emerging brands and smaller boutique vendors that our customers may not have heard of and whose products are not widely available online. We also offer larger nationally known brands that appeal to our customers and draw new customers to our sites.

Before we launch an event, our photography team typically photographs our merchandise in our in-house studios and our editorial team writes about our merchandise so that we can present each day’s selection of product in our fun and engaging voice. The experience, creativity, resourcefulness and efficiency of our merchandising, creative and operations teams enable us to feature over 250,000 product styles per quarter. We work to create the most compelling price points for our customers, with the average item on our sites offered for over 50% off the manufacturer’s suggested retail price. We then use our proprietary technology, data analytics and personalization tools to segment our audience, offering each mom a curated and optimized shopping experience that features brands, products and events that we believe are most relevant for her.

Our Offering for Vendors

Our primary vendors are emerging brands and smaller boutique vendors. These are typically small-to-medium sized businesses, many of which were started by mom entrepreneurs. Since these vendors’ products are typically not available broadly online, the vendors generally work with us to gain brand awareness and generate incremental sales. We introduce these vendors to our large audience and help them tell their stories in a way that differentiates their products and properly reflects their brand attributes. Our entire operational infrastructure—photography studios, editorial writers, fulfillment operations and technology capabilities—is designed to showcase these emerging brands’ and smaller boutique vendors’ products in the most compelling, engaging and personalized way.

We serve as an important channel for our vendors because by working with us they eliminate wholesale, direct sales and fulfillment costs for the products they sell through our platform. Because of our minimal inventory, intermediary model and short event cycle, we are able to experiment with a broad range of new products and a wide variety of vendors on a regular basis. Our vendors typically provide us with first-run, in-season merchandise as they are incentivized to get their best products in front of the broadest potential customer base. We supplement our boutique brand offerings with events from larger national brands and often become a meaningful partner for these larger national brands as well, driving significant sales and vendor loyalty. Of the vendors we featured for the first time in 2011, 75% have returned to sell again at least once on our sites through June 30, 2013.

Our Strengths

We are one of the largest standalone e-commerce companies in the United States. We have achieved this due to our following key strengths:

•	our scale drives network effects;

•	highly regarded and trusted brand;

•	strong customer loyalty drives high purchase frequency and powerful economics;

•	large merchandising team sources unique selection of curated merchandise from diverse vendor group;

•	strong mobile offering drives customer convenience;

•	differentiated use of consumer data and technology drives personalization;

•	efficient, custom-built fulfillment operations; and

•	attractive economic profile with strong leverage.

Our Strategy

Our objective is to be the leading online retail destination for moms. We plan to attain this goal through the following key strategies:

•	continue to acquire new customers;

•	continue to increase customer loyalty and repeat purchasing;

•	continue to add new vendors and strengthen existing vendor relationships;

•	continue to invest in our mobile platform;

•	expand international presence; and

•	opportunistically pursue strategic acquisitions.

Risks Associated With Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section captioned “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

because we have a short operating history in an evolving industry, our past results may not be indicative of future performance, and our future performance may fluctuate materially and increase your investment risk;

•	if we fail to effectively manage the growth of our business, our financial condition and operating results could be harmed;

•	we have incurred significant operating losses in the past, including during the two most recent fiscal years;

•	our recent net sales growth may not be sustainable, and a failure to maintain an adequate growth rate will adversely affect our business, financial condition and operating results;

•	we may be unable to accurately forecast net sales and appropriately plan our expenses in the future;

•	competition presents an ongoing threat to the success of our business;

•

if we cannot acquire or retain customers or maintain or acquire high quality and differentiated merchandise on acceptable terms from vendors, our business, financial condition and operating results could be harmed;

•	if we do not successfully optimize, operate and manage the expansion of capacity of our fulfillment centers, our business, financial condition and operating results could be harmed; and

•

the dual class structure of our common stock and the existing ownership of capital stock by our executive officers, directors and their affiliates have the effect of concentrating voting control with our executive officers, directors and their affiliates for the foreseeable future, which will limit your ability to influence corporate matters.

Our Corporate Information

We were incorporated in 2009 in Delaware as BSI Holdings, Inc. and subsequently changed our name to zulily, inc. Our headquarters are located at 2200 First Avenue South, Seattle, WA 98134, and our telephone number is (877) 779-5614. Our website address is www.zulily.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

“zulily,” the zulily logo and other trademarks or service marks of zulily, inc. appearing in this prospectus are the property of zulily, inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Overallotment option of Class A common stock offered by us and the selling stockholders	shares

Voting rights	We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. The holders of Class A common stock are entitled to one vote per share, and the holders of Class B common stock are entitled to ten votes per share, on all matters that are subject to stockholder vote. The Class B common stock also has approval rights for certain corporate actions. Following the completion of this offering, each share of Class B common stock may be converted into one share of Class A common stock at the option of its holder and will be automatically converted into one share of Class A common stock upon transfer thereof, subject to certain exceptions. In addition, upon the date on which there are fewer than shares of Class B common stock outstanding (as adjusted for stock splits), all outstanding shares of Class B common stock shall convert automatically into Class A common stock. See the section of the prospectus captioned “Description of Capital Stock” for additional information.

Use of proceeds	We estimate the net proceeds to us from this offering to be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See the section of the prospectus captioned “Use of Proceeds.” The principal purposes of this offering are to create a public market for our Class A common stock, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions.

Risk factors	See the section of the prospectus captioned “Risk Factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed symbol	“ZU”

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on no shares of Class A common stock and 461,624,111 shares of Class B common stock outstanding as of June 30, 2013, including 14,408,855 shares issued pursuant to early exercise of stock options and restricted stock issuances that are subject to repurchase and excludes, as of June 30, 2013, the following shares:

•

54,822,283 shares of Class B common stock issuable upon the exercise of outstanding stock options issued as of June 30, 2013 pursuant to our 2009 Equity Incentive Plan, or our 2009 Plan, at a weighted-average exercise price of $1.59 per share;

•	shares of Class B common stock issuable upon the exercise of outstanding stock options issued after June 30, 2013 pursuant to our 2009 Plan, at a weighted-average exercise price of $ per share;

•

9,709,892 shares of Class B common stock reserved for future issuance under our 2009 Plan as of June 30, 2013, which shares will cease to become available for future issuance immediately prior to the time our 2013 Equity Plan, or our 2013 Plan, becomes effective; and

•

             shares of Class A common stock to be reserved for future issuance under our 2013 Plan as of the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, or SEC, (assuming that                  shares of Class B common stock are available for issuance under our 2009 Plan immediately prior to the time our 2013 Plan becomes effective) as well as any automatic increases in the number of shares of Class A common stock available for future issuance under this benefit plan.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	the reclassification of our common stock into an equal number of our Class B common stock and the authorization of our Class A common stock;

•

the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 242,485,034 shares of our Class B common stock, which will occur immediately prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our Class A common stock in this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

The share and per share numbers included in the sections of this prospectus captioned “—Summary Consolidated Financial and Other Data,” “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes do not reflect the reclassification of our common stock into an equal number of our Class B common stock and the authorization of our Class A common stock, which will we expect will occur prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the summary consolidated financial and other data in conjunction with the sections of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes.

We have derived the consolidated statements of operations data for the fiscal years ended December 31, 2010, January 1, 2012 and December 30, 2012 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the year to date periods ended July 1, 2012 and June 30, 2013 and consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

Beginning with our fiscal year 2011, our fiscal year ends on the Sunday closest to December 31 of the respective calendar year. Each fiscal year consists of four 13-week quarters, with one extra week added in the fourth quarter every five to six years.

	Fiscal Years			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data
Net sales	$18,376	$142,545	$331,240	$126,993	$272,021
Cost of sales(1)	12,574	104,949	240,943	91,252	191,506

Gross profit	5,802	37,596	90,297	35,741	80,515
Operating expenses:
Marketing expenses(1)	4,897	20,228	37,780	15,600	28,056
Selling, general and administrative expenses(1)	7,112	28,905	63,071	26,499	50,069

Total operating expenses	12,009	49,133	100,851	42,099	78,125

(Loss) income from operations	(6,207)	(11,537)	(10,554)	(6,358)	2,390
Interest (expense) income, net	(169)	20	43	16	64
Other (expense) income, net	(627)	203	176	180	(48)

Net (loss) income	$(7,003)	$(11,314)	$(10,335)	$(6,162)	$2,406

Net loss attributable to common stockholders	$(7,448)	$(13,233)	$(46,822)	$(7,883)	$(2,656)

Net loss per common share(2):
Basic	$(0.11)	$(0.14)	$(0.31)	$(0.06)	$(0.01)

Diluted	$(0.11)	$(0.14)	$(0.31)	$(0.06)	$(0.01)

Shares used in computing net loss per common share:
Basic	65,390,625	96,411,124	151,906,924	138,402,501	193,075,922

Diluted	65,390,625	96,411,124	151,906,924	138,402,501	193,075,922

Net (loss) income attributable to common stockholders—pro forma:			$(42,447)		$2,121

Pro forma net (loss) income per common share(3):
Basic			$(0.11)		$—

Diluted			$(0.11)		$—

Shares used in computing pro forma net (loss) income per common share(3):
Basic			375,217,245		443,434,097

Diluted			375,217,245		450,155,335

	Fiscal Years			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
	(in thousands, except revenue per active customer and average order value)
Other Financial and Operations Data
Adjusted EBITDA(4)	$(3,734)	$(8,871)	$(5,920)	$(4,449)	$7,469
Free cash flow(5)	$(1,164)	$3,749	$8,425	$(10,076)	$(4,240)
Active customers	157	791	1,580	1,154	2,229
Revenue per active customer	$117	$180	$210	$110	$122
Total orders placed	384	2,998	6,950	2,779	5,696
Average order value	$52.52	$53.48	$53.37	$52.20	$53.23

	As of Jun. 30, 2013
	Actual	Pro Forma, As Adjusted(6)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$83,015
Working capital	61,240
Total assets	137,945
Deferred revenue	13,156
Convertible redeemable preferred stock	133,776
Total stockholders’ deficit	(55,613)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
	(in thousands)
Cost of sales	$—	$2	$26	$15	$27
Marketing expenses	2	62	142	57	132
Selling, general and administrative expenses	2,396	2,015	1,097	395	2,441

Total stock-based compensation expense	$2,398	$2,079	$1,265	$467	$2,600

(2)	Basic and diluted net loss per common share attributable to common stockholders for our fiscal year 2012 includes a deemed dividend distribution of $32.1 million. Such dividend is included as it represents distributed earnings attributable to participating securities. Please see Note 6 of the accompanying notes to our consolidated financial statements.
(3)	Pro forma basic and diluted net loss per share represents net loss divided by the pro forma weighted-average shares of common stock outstanding. Pro forma weighted-average shares outstanding reflects the conversion of preferred stock into Class B common stock as though the conversion had occurred on the first day of the relevant period.
(4)	Adjusted EBITDA is a non-GAAP financial measure that we calculate as earnings (loss) before interest and other income and expense, taxes, depreciation, amortization and stock-based compensation expense. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures—Adjusted EBITDA” for more information.
(5)	Free cash flow is a non-GAAP financial measure that we calculate as net cash (used in) provided by operating activities less net cash used in capital expenditures. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures—Free Cash Flow” for more information.
(6)	Reflects the items described in footnote (3) above and, on an as adjusted basis, our sale of shares of Class A common stock that we are offering at the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting fees and commissions and estimated offering expenses payable by us. The pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit on a pro forma as adjusted basis by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase or decrease by shares in the number of shares offered by us would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming that the assumed initial price to public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before you invest in our Class A common stock, you should carefully consider the following risks, as well as general economic and business risks and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our Class A common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto.

Risks Related to Our Business and Industry

Because we have a short operating history in an evolving industry, our past results may not be indicative of future performance, and our future performance may fluctuate materially and increase your investment risk.

We launched our website in January 2010 and therefore have a short operating history in a rapidly evolving industry that may not develop as expected, if at all. Although we have experienced significant growth in net sales and the number of our active customers, our relatively short operating history makes it difficult to assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to, among other things:

•	acquire new customers who purchase products from us at the same rate and of the same type as existing customers;

•	retain our existing customers and have them continue to purchase products from us at rates and methods consistent with their prior purchasing behavior;

•	encourage customers to expand the categories of products they purchase from us;

•	attract new vendors to supply quality products that we can offer to our customers at attractive prices;

•	retain our existing vendors and have them supply additional quality products that we can offer to our customers at attractive prices;

•	increase the awareness of our brand;

•	provide our customers and vendors with a superior experience;

•	fulfill and deliver orders in a timely way and in accordance with customer expectations, which may change over time;

•	respond to changes in consumer access to and use of the Internet and mobile devices;

•	react to challenges from existing and new competitors;

•	expand our business in new and existing markets, both domestic and international;

•	avoid interruptions or disruptions in our business;

•

develop a scalable, high-performance technology and fulfillment infrastructure that can efficiently and reliably handle increased usage globally, as well as the deployment of new features and the sale of new products and services;

•	respond to macroeconomic trends; and

•	hire, integrate and retain talented merchandise buyers and other personnel.

We experience seasonal trends in our business, and our mix of product offerings is highly variable from day-to-day and quarter-to-quarter. This variability makes it difficult to predict sales and can result in significant fluctuations in our net sales from period-to-period. We base our expense levels and investment plans on our estimates of net sales and gross margins. A significant portion of our expenses and investments is fixed, and we may be unable to adjust our spending quickly if our net sales or our gross margins are worse than expected.

The cumulative effects of these factors or our inability to manage any of the risks and difficulties identified above and elsewhere in this section could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net sales or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated net sales or earnings forecasts that we may provide.

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee and contractor base. We have rapidly increased employee and contractor headcount since our inception to support the growth in our business, and we intend for this growth to continue for the foreseeable future. The number of our employees increased from 329 as of December 31, 2011 to 886 as of June 30, 2013, and we expect to add a significant number of employees during the remainder of 2013. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees, while maintaining our corporate culture. In particular, we intend to continue to make substantial investments to expand our merchandising and technology personnel. We face significant competition for personnel, particularly in the Seattle area where our headquarters is located. To attract top talent, we have had to offer, and believe we will need to continue to offer, competitive compensation packages before we can validate the productivity of those employees. The risks associated with a rapidly growing workforce will be particularly acute internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, which may have a material adverse effect on our business, financial condition and operating results.

Additionally, the growth and expansion of our business and our product offerings place significant demands on our management. In particular, our mid-level management has not kept pace with the growth in our overall headcount, which we will need to devote significant resources to address. We produce new versions of our sites and emails to our customers on a daily basis, which generally requires new products, photos and text every day. The growth of our business may require significant additional resources to meet these daily requirements, which may not scale in a cost-effective manner or may negatively affect the quality of our sites and customer experience. We are also required to manage multiple relationships with various vendors, customers and other third parties. Further growth of our operations, our vendor base, our fulfillment centers, information technology systems or our internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially and adversely affected.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient net sales to achieve or maintain profitability. Our recent net sales growth may not be sustainable, and a failure to maintain an adequate growth rate will materially and adversely affect our business, financial condition and operating results.

We incurred net losses of $11.3 million and $10.3 million in 2011 and 2012, respectively, and had an accumulated deficit of $55.6 million as of June 30, 2013. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest to increase our customer base, increase the number and variety of products we offer, expand our marketing channels, expand our operations, hire additional employees and managers, incur the costs of being a public company and develop our technology platform and fulfillment infrastructure. These efforts may prove more expensive than we currently anticipate. Although our net sales have grown rapidly, increasing from $18.4 million in 2010 to $331.2 million in 2012, we may not be able to sustain this rate of net sales growth or to increase our net sales sufficiently to offset higher expenses. Some of our efforts to generate net sales from our business are new and unproven, and any failure to increase our net sales or improve our gross margins could prevent us from attaining or increasing profitability. In addition, we expect to invest to fund longer term initiatives, which will likely impact profitability or other operating results. We cannot be certain that we will be able to attain or increase profitability on a quarterly or annual basis. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and operating results may be materially and adversely affected.

We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

We may base our current and future expense levels on our operating forecasts and estimates of future net sales and gross margins. Net sales and operating results are difficult to forecast because they generally depend on the volume, timing and type of the orders we receive, all of which are uncertain. Additionally, our business is affected by general economic and business conditions in the United States, and we anticipate that it will be increasingly affected by conditions in international markets. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. Any failure to accurately predict net sales or gross margins could cause our operating results in any given quarter, or a series of quarters, to be lower than expected, which could cause the price of our Class A common stock to decline substantially.

Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

We expect competition in e-commerce generally, and with companies employing a flash sales model in particular, to continue to increase because there are no significant barriers to entry. We currently compete with and expect to increasingly compete with e-commerce businesses, such as Amazon.com, Inc., the e-commerce platforms of traditional retailers, such as Target Corporation, Toys“R”Us, Inc. and Wal-Mart Stores, Inc., and online marketplaces such as eBay Inc., particularly as some of these companies adopt flash sales business practices. A substantial number of flash sales sites have similar business models in related and unrelated market segments, including Fab, Inc., Gilt Groupe Holdings, Inc., HauteLook (which is owned by Nordstrom, Inc.), MyHabit (which is operated by Amazon.com), One Kings Lane Inc. and RueLaLa.com (which is operated by Retail Convergence.com LP). We also compete with the traditional offline retail industry, including discount and mass merchandisers, such as Target, Toys“R”Us and Walmart, as well as boutique sellers of children’s apparel, women’s apparel, and other product categories, such as toys, infant gear, kitchen accessories and home décor.

We believe that our ability to compete depends upon many factors both within and beyond our control, including:

•	the size and composition of our customer base and vendor base;

•	the number of vendors and products we feature on our sites;

•	selling and marketing efforts;

•	the quality, price and reliability of products offered either by us or our competitors;

•	the convenience and entertainment of the shopping experience that we provide;

•	our ability to cost-effectively source, market and distribute our products and manage our operations; and

•	our reputation and brand strength relative to our competitors.

Many of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, significantly faster shipping times as well as free or low-cost shipping, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate net sales from their customer bases more effectively than we do.

We depend on the continued growth of e-commerce in general and the flash sales model in particular.

The business of selling products over the Internet, particularly on the flash sales model, is dynamic and relatively new. The market segment for the flash sales model has grown significantly, and this growth may not be sustainable. If customers cease to find the flash sales model shopping experience fun, entertaining and a good value, or otherwise lose interest in shopping in this manner, we may not acquire new customers at rates consistent with historical or projected periods, and existing customers’ buying patterns and levels may be less than historical or projected rates. If the market segment for the flash sales model were to become saturated or decline overall, we may not be able to acquire new customers or engage existing customers, and our business, financial condition and operating results may suffer.

If we fail to acquire new customers, we may not be able to increase net sales or achieve profitability.

We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. We must continue to acquire customers in order to increase net sales and achieve profitability. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce to purchase products and may prefer alternatives to our offerings, such as in-store, the retailer’s own website or the websites of our competitors. In the United States, where our sites have been available since 2010 and we have achieved some level of market penetration, acquiring new customers may become more difficult and costly than it has been in the past. We cannot assure you that the net sales from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver an entertaining shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, the net sales we generate may decrease, and our business, financial condition and operating results may be materially and adversely affected.

We believe that many of our new customers originate from word-of-mouth and other non-paid referrals from existing customers, and therefore we must ensure that our existing customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our existing customers are not successful, we may not be able to acquire new customers in sufficient numbers to continue to grow our business, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. If the level of usage by our customer base declines or does not grow as expected, we may suffer a decline in customer growth or net sales. A significant decrease in the level of usage or customer growth would have a material adverse effect on our business, financial condition and operating results.

We have relationships with social networking sites, such as Facebook, Pinterest, Twitter and Tumblr, online services, search engines, affiliate marketing websites, directories and other websites and e-commerce businesses to provide advertising and other links that direct customers to our sites. As e-commerce and social networking continue to rapidly evolve, we must continue to establish relationships with the channels that are used by our current and prospective customers and cost-effectively drive traffic to our sites. We rely on these relationships as significant sources of traffic to our sites and to generate new customers. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers and our financial condition would suffer.

We have recently begun to periodically conduct national U.S. television branding and advertising campaigns. Such campaigns are expensive and may not result in the cost-effective acquisition of customers.

We base our decisions regarding expenditures in customer acquisition primarily on our analysis of the net sales generated from customers that we acquired in prior periods. Our estimates and assumptions may not accurately reflect our future results, and we may not be able to recover our customer acquisition costs.

Our success depends on our ability to attract customers in a cost-effective manner. Our decisions regarding investments in customer acquisition substantially depend upon our analysis of the net sales generated from customers we acquired in earlier periods. Our analysis regarding customer acquisition investment and net sales includes several assumptions, such as:

•

Many customers sign-up as subscribers to our sites for varying periods of time before they make their first purchase and become active customers. We make various assumptions with respect to the level of additional marketing or other expenses necessary to activate these subscribers and how these expenses vary from those required to generate subscriptions. If our assumptions regarding such expenses are incorrect, our net sales relative to customer acquisition cost could be less favorable than we believe.

•

We make various assumptions based on our historical data with respect to the repurchase rates of active customers. If our assumptions regarding such repurchase rates are incorrect, our net sales relative to customer acquisition cost could be less favorable than we believe.

•

The analysis which we present in the sections of this prospectus captioned “Business—Our Strengths” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance” include a discussion of our Q1 2011 cohort. While we believe the trends reflected by this cohort are illustrative of our broader customer base, the Q1 2011 cohort results inherently reflect a distinct group of vendors and customers and may not be representative of our current or future composite group of vendors and customers, particularly as we grow and our customer base broadens. For example, our Q1 2011 cohort may reflect unique market dynamics or the novelty of our sites during the periods covered.

•

Our analysis focuses on the online marketing expenses incurred during the quarter in which the customers were originally acquired and makes various assumptions with respect to the level of additional marketing or other expenses necessary to maintain customer loyalty and generate purchase activity in subsequent periods. If our assumptions regarding such expenses in subsequent periods are incorrect, our net sales relative to customer acquisition cost could be less favorable than we believe.

If our assumptions regarding our customer acquisition investment and resulting net sales from these customers, including those relating to the effectiveness of our marketing expenditures, prove incorrect, our ability to generate net sales from our investments in new customer acquisitions may be less than we have assumed and than we have experienced in the past. In such case, we may need to increase expenses or otherwise alter our strategy, and our business, financial condition and operating results may be materially and adversely affected.

Our sales may be adversely affected if we fail to respond to changes in consumer preferences in a timely manner or are not successful in expanding our product offerings.

Our financial performance depends on our ability to identify, originate and define retail product trends, as well as to anticipate, gauge and react to changing consumer preferences in a timely manner. Our products must appeal to a broad range of moms and other consumers whose preferences cannot be predicted with certainty and are subject to change. Our business fluctuates according to changes in consumer preferences dictated in part by fashion trends, perceived product value and seasonal variations.

We have historically earned the largest portion of our net sales from the sale of children’s apparel. We have broadened our product offering to include women’s apparel, toys, infant gear, kitchen accessories, home décor and other categories. We continue to explore additional categories which may be accepted by our target customers. If we offer new products or categories that are not accepted by our customers, our sales may fall short of expectations, our brand and reputation could be adversely affected and we may incur expenses that are not offset by sales. If we expand into new categories, consumer demands may be different, and there is no assurance that the flash sales model will be successful in these new categories. We may make substantial investments in such new categories in anticipation of future net sales. If the launch of a new category requires investments greater than we expect, if we are unable to attract vendors that produce sufficient high quality, value-oriented products or if the sales generated from a new category grow more slowly or produce lower gross margins than we expect, our results of operations could be adversely impacted. Expansion of our product lines may also strain our management and operational resources, specifically the need to hire and manage additional merchandise buyers to source and curate these new products. We may also face greater competition in specific categories from Internet sites that are more focused on such categories. It may be difficult to differentiate our offering from other competitors as we offer additional product categories, and our customers may have additional considerations in deciding whether or not to purchase these additional product categories. In addition, the relative profitability, if any, of new product lines may be lower than what we have experienced historically, and we may not generate sufficient net sales from new product initiatives to recoup our investments in them. If any of these were to occur, it could damage our reputation, limit our growth and have a material adverse effect on our business, financial condition and operating results.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are somewhat dependent on our customers downloading our specific mobile applications for their particular device as opposed to accessing our sites from an Internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, such as those of Apple Inc. or Google Inc., if our applications receive unfavorable treatment compared to competing applications, such as the order of our products in the Apple AppStore, or if we face increased costs to distribute or have customers use our mobile app. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be materially and adversely affected.

Our business depends on a strong brand. We may not be able to maintain and enhance our brand, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brand.

We believe that the brand we have built with our customers has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “zulily” brand is critical to expanding our base of customers and vendors. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to promote and maintain the “zulily” brand or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide reliable, trustworthy and high quality products to our customers and a reliable, trustworthy and profitable market to our vendors, which we may not do successfully.

Our brand depends on effective customer support, which requires significant personnel expense. If not managed properly, this expense could impact our profitability. Failure to manage or train our own or outsourced customer support representatives properly could compromise our ability to handle customer complaints effectively.

Customer complaints or negative publicity about our sites, products, product delivery times, customer data handling and security practices or customer support, especially on social media platforms such as blogs and social media websites, could rapidly and severely diminish consumer use of our sites and consumer and vendor confidence in us and cause our reputation to suffer.

Uncertainties in global economic conditions and their impact on consumer spending patterns, particularly in the apparel, toys, infant gear, kitchen accessories and home décor segments, could adversely impact our operating results.

Our performance is subject to global economic conditions and their impact on levels of consumer spending worldwide, particularly spending on children and women’s apparel, toys, infant gear, kitchen accessories and home décor. Some of the factors adversely affecting consumer spending include levels of unemployment, consumer debt levels, changes in net worth based on market changes and uncertainty, home foreclosures and changes in home values, fluctuating interest rates, credit availability, government actions, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future economic environment. Consumer purchases of discretionary items, including our merchandise, generally decline during periods when disposable income is adversely affected or there is economic uncertainty. Adverse economic changes in any of the regions in which we sell our products could reduce consumer confidence and could negatively affect net sales and have a material adverse effect on our operating results.

Our business is subject to seasonal sales fluctuations which could result in volatility or have an adverse effect on the market price of our Class A common stock.

We believe our results are impacted by a pattern of increased sales during the back-to-school shopping season in the third quarter and holiday shopping season in the fourth quarter which has resulted in increased sales during a portion of the third quarter and the fourth quarter each fiscal year, which then results in lower sequential growth in the first quarter. For example, net sales in the first quarter of 2013 decreased when compared with net sales in the fourth quarter of 2012. We also believe that we have experienced slower growth in orders placed during the late spring and early summer months, although we do not believe this pattern has affected net sales. Our historical growth rates and limited operating history make it difficult to discern the impact of any seasonality in our business. To the extent the growth of our business slows, these seasonal fluctuations may become more evident. Seasonality may cause our working capital cash flow requirements to vary from quarter-to-quarter depending on the variability in the volume and timing of sales. These factors, among other things, make forecasting more difficult and may adversely affect our ability to manage working capital and to predict financial results accurately, which could result in volatility or adversely affect the market price of our Class A common stock.

Failure to continue to provide our customers with differentiated merchandise from vendors will harm our business.

Our net sales growth depends, in part, on our ability to continue to source unique merchandise in sufficient quantities at competitive prices from vendors. Offering a variety of brands, styles, categories and products at affordable price points is important to our ability to acquire new customers and to keep our existing customers engaged and purchasing products. Typically, our events feature over 4,000 product styles from different vendors and last for 72 hours, and we believe our business requires us to continue this rapid pace of product introduction. Growth in the number of our customers, as well as increased competition, may make it difficult to source additional brands and styles in sufficient quantities and on acceptable terms to meet the demand of our customers. Since launching our sites, we have purchased our merchandise from over 10,000 brands, with a particular focus on emerging brands and smaller boutique vendors. We believe our ability to offer our customers a high volume of merchandise from emerging brands and smaller boutique vendors is particularly important to our long-term success.

We have no contractual assurances of continued supply, pricing or access to new products, and vendors could change the terms upon which they sell to us or discontinue selling to us for future sales at any time. As we grow, continuing to identify a sufficient number of new emerging brands and smaller boutique vendors may become more and more of a challenge. If we are not able to identify and effectively promote these new brands, we may lose customers to our competitors. Even if we identify new vendors, we may not be able to purchase desired merchandise in sufficient quantities on terms acceptable to us in the future, and products from alternative sources, if any, may be of a lesser quality or more expensive than those from existing vendors. In addition, larger national brands may offer products that are less unique, and it may be easier for our competitors to offer such products at prices or upon terms that may be compelling to consumers. An inability to purchase suitable merchandise on acceptable terms or to source new vendors could have a material adverse effect on our business, financial condition and operating results.

Our merchandise approach and the flash sales model is challenging and if not managed effectively, could adversely affect our operating results.

To support our large and diverse base of vendors and our flash sales model which requires constantly changing products, we must incur significant costs, including costs related to our merchandising team, photography studios and creative personnel. As our business grows, we may not be able to continue to expand our product offerings in a cost-effective manner. Expanding personnel in our merchandising and studio departments is challenging due to competition for such personnel, and expansion of our studio spaces may require fixed expenses and investments that will impact profitability and may not be recouped if sufficient additional net sales are not generated.

In addition, the variety in size and sophistication of our vendors presents different challenges to our infrastructure and operations. Our emerging brands and smaller boutique vendors may be less experienced in manufacturing and shipping, which in the past has lead to inconsistencies in quality, delays in the delivery of merchandise or additional fulfillment cost. Our larger national brands may impose additional requirements on us or offer less favorable terms than our smaller vendors related to margins and inventory ownership and risk. If we are unable to maintain and effectively manage our relationships with our emerging brands and smaller boutique vendors or our larger national brands, our business, financial condition and operating results could be materially and adversely affected.

Failure of our vendors to supply high quality and compliant merchandise in a timely manner may damage our reputation and brand and harm our business.

We depend on our vendors to supply high quality merchandise in a timely manner. The failure of these vendors to supply merchandise which meets our quality standards or the quality standards of our customers could damage our reputation and harm our business, financial condition and operating results.

Our vendors are subject to various risks, including raw material costs, inflation, labor disputes, union organizing activities, boycotts, financial liquidity, product merchantability, safety issues, inclement weather, natural disasters, disruptions in exports, trade restrictions, trade disruptions, currency fluctuations and general economic and political conditions that could limit the ability of our vendors to provide us with high quality merchandise on a timely basis and at prices and payment terms that are commercially acceptable. For these or other reasons, one or more of our vendors might not adhere to our vendor terms and conditions or their applicable contract or might stop providing us with high quality merchandise. If there are any deficiencies in the products our vendors have provided to us, we might not identify such deficiencies before products ship to our customers.

In addition, our vendors may have difficulty adjusting to our changing demands and growing business. Failure of our vendors to provide us with quality merchandise that complies with all applicable laws, including but not limited to product safety regulations and legislation, in a timely and effective manner could damage our reputation and brand and could lead to an increase in customer litigation against us and an increase in our routine and non-routine litigation costs. Further, any merchandise could become subject to a recall, regulatory action or legal claim, which could result in increased legal expenses as well as damage to our reputation and brand and harm to our business. We cannot predict whether any of the countries in which our merchandise currently is manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States and other foreign governments, including the likelihood, type or effect of any such restrictions. Such developments could have a material adverse effect on our business, financial condition and operating results.

Any failure by our vendors to comply with product safety, labor or other laws, or our standard vendor terms and conditions or to provide safe factory conditions for their workers, may damage our reputation and brand and harm our business.

Many of the products we sell on our sites are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Food and Drug Administration and similar state and international regulatory authorities. As a result, such products have been and could be in the future subject to recalls and other remedial actions. Many of the products we sell are for children, and these products are often subject to enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require us to voluntarily remove selected products from our sites. Such recalls and voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material adverse effect on our business, financial condition and operating results.

Some of the products we sell may expose us to product liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, some of our agreements with our vendors may not indemnify us from product liability for a particular vendor’s products, or our vendors may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

We purchase our merchandise from numerous domestic and international manufacturers. Our standard vendor terms and conditions require vendors to comply with applicable laws. Failure of our vendors to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs. In addition, the failure of any such vendors to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with consumers or result in legal claims against us.

If we do not successfully optimize, operate and manage the expansion of capacity of our fulfillment centers, our business, financial condition and operating results could be harmed.

If we do not optimize and operate our fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. We have very limited experience designing and operating fulfillment centers. In addition, if we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

We depend on a third party to provide staffing for our U.S. fulfillment centers. By using a third-party staffing organization, we face additional risks that are outside of our control, such as employment claims, issues arising from failure to comply with labor or other laws, union organizing activities and any deterioration in the finance and operations of such organization. If our third-party staffing organization is unable to adequately staff our fulfillment centers or if the cost of such staffing is higher than historical or projected costs, our operations could be harmed. Outside of the United States, we depend on a third party to provide fulfillment services, and we face similar risks with that third party.

We have designed and built our own fulfillment center infrastructure, including customizing third-party inventory and package handling software systems, which is tailored to meet the specific needs of our business. If we continue to add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. For example, in our prior outsourced third-party fulfillment center, operational difficulties were encountered as our shipping volumes increased dramatically, which resulted in shipping delays and customer dissatisfaction. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition and operating results.

Our current fulfillment center network has the capability to handle limited growth with the current mix of product offerings before additional capacity will be required. We anticipate the need to add additional fulfillment center capacity by late 2014. The expansion of our fulfillment center capacity will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations or to effectively control expansion-related expenses, our business, prospects, financial condition and operating results could be materially and adversely affected. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations. We may incur such expenses or make such investments in advance of expected sales, and such expected sales may not occur.

We generally do not hold inventory until products have been ordered by customers, which results in slower delivery time than other e-commerce retailers.

We generally do not order inventory from our vendors to be held in our fulfillment centers until after the products have been ordered by our customers. As a result, the time from when an order is placed on our sites to when the product is delivered to our customers is longer than for many other e-commerce retailers who generally carry significant inventory that enables them to expedite delivery. Our average order-to-ship time in the second quarter of 2013 was 10.6 days. Our relatively slower delivery times may place us at a competitive disadvantage to other e-commerce retailers. If we are required to decrease our delivery times to address this competition or to meet customer demands, we may be required to incur additional shipping costs, which we may or may not be able to pass on to our customers, or to change our operations to carry additional inventory and face additional inventory risk, either of which could adversely affect our business, financial condition and operating results.

Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications could adversely affect our net sales and business.

Our business is highly dependent upon email and other messaging services for promoting our sites and products. We provide daily emails and mobile alerts to subscribers informing them of what is available for purchase on our sites that day, and we believe these emails are an important part of our customer experience and help generate a substantial portion of our net sales. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open our emails or messages, our net sales and profitability would be adversely affected. Changes in how webmail applications organize and prioritize email may reduce the number of subscribers opening our emails. For example, Google Inc.’s Gmail service recently introduced a new feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber’s inbox or viewed as “spam” by our subscribers and may reduce the likelihood of that subscriber opening our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also materially and adversely impact our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to third parties. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially and adversely impact our business. Our use of email and other messaging services to send communications about our sites or other matters may also result in legal claims against us, which may cause us increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage customers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could materially and adversely affect our business, financial condition and operating results.

We rely on a third-party service for the delivery of all our daily emails, and delay or errors in the delivery of such emails or other messaging we send may occur and are beyond our control. For example, the delivery of our daily emails to subscribers was recently delayed by two hours as a result of a third-party service error. Such delays could occur again in the future or be more severe, which could result in damage to our reputation or harm our business, financial condition and operating results. If we were unable to use our current email service or other messaging services, alternate services are available; however, we believe our sales could be impacted for some period as we transition to a new provider. Any disruption or restriction on the distribution of our emails or other messages, termination or disruption of our relationship with our messaging service providers, including our third-party service that delivers our daily emails, or any increase in our costs associated with our email and other messaging activities could materially and adversely affect our business, financial condition and operating results.

We may choose to expand or alter our operations by developing new sites or applications or by promoting new or complementary products, sales formats or services, which may increase our costs and may not be successful.

There can be no assurance that we will be able to expand or alter our operations in a cost-effective or timely manner or that any such efforts would be accepted by the market. Furthermore, any new business, website, application, product, promotion, sales format or service launched by us that is not favorably received by consumers could damage our reputation and brand. Any such expansion or alteration of our operations could also require significant additional expenses, management time and operations personnel that could impact our operating results. Any failure to generate satisfactory net sales from such expansion or alteration of our operations to offset their cost could have a material adverse effect on our business, financial condition and operating results.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit card, debit card, PayPal and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method we accept, among other things, we may be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit and debit card payments from consumers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially and adversely affected.

We also may incur significant losses from fraud. We may incur losses from claims that the consumer did not authorize the purchase, from merchant fraud, from erroneous transmissions and from consumers who have closed bank accounts or have insufficient funds in them to satisfy payments. In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we continue to face the risk of significant losses from this and other types of fraud. Our failure to adequately control fraudulent transactions could damage our reputation and brand and result in litigation or regulatory action, causing an increase in legal expenses and fees and substantially harm our business, financial condition and operating results.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot guarantee that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by consumers and vendors and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our customer base may be adversely affected, and we may not be able to maintain or grow our net sales and expand our business as anticipated.

Failure to comply with federal, state and international laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. We strive to comply with all applicable laws, regulations and other legal obligations relating to privacy, data protection and consumer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. We cannot guarantee that our practices have complied, comply or will comply fully with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal, state or international privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputations, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and vendors and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. U.S. and foreign governments have enacted, considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such practices could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and consequently, materially and adversely affect our business, financial condition and operating results.

Foreign data protection, privacy and other laws and regulations are often more restrictive than those in the United States. The European Union, for example, traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the United States. Individual EU member countries have had discretion with respect to their interpretation and implementation of these laws, resulting in variation of privacy standards from country to country. Legislation and regulation in the European Union and some EU member states require companies to obtain specific types of notice and consent from consumers before using cookies or other tracking technologies. International expansion of our operations may require changes in the way we use consumer information in operating our business. Compliance with such laws and regulations will result in additional costs and may necessitate changes to our business practices, which may adversely affect our business and financial condition. Further, there is no harmonized approach to legal compliance in many of these regions, and there is little regulatory guidance. Consequently, we could be at risk of non-compliance with applicable foreign data protection laws as we continue our international expansion.

In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection and consumer protection. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to acquire customers or otherwise harm our business, financial condition and operating results.

Our failure or the failure of third-party service providers to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

Our business employs sites, networks and systems through which we collect, maintain, transmit and store data about our customers, vendors and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information. We also employ third-party service providers that store, process and transmit proprietary, personal and confidential information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. More generally, we take steps to protect the security, integrity and confidentiality of the information we collect, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our sites, networks and systems or that we or our third-party service providers otherwise maintain. We and our service providers may not have the resources or technical sophistication to anticipate or prevent all types of attacks, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of consumer information, including consumers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these breaches of security occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. In addition, any party who is able to illicitly obtain a subscriber’s password could access the subscriber’s transaction data or personal information. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have an adverse and material effect on our business, financial condition and operating results. Although we maintain privacy, data breach and network security liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. We may need to devote significant resources to protect against security breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.

Changes in tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our sites and our financial results.

Due to the global nature of the Internet, it is possible that various states or foreign countries might attempt to impose additional or new regulation on our business or levy additional or new sales, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised international, federal, state or local tax regulations may subject us or our customers to additional sales, income and other taxes. For example, the U.S. Senate has recently passed legislation, the “Marketplace Fairness Act,” that would require companies engaged in e-commerce to collect sales tax taxes on Internet sales. The U.S. House of Representatives is currently considering such legislation. We cannot predict the effect of current attempts to impose sales, income or other taxes on e-commerce. New or revised taxes and, in particular, sales taxes, VAT and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling products over the Internet. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have a material and adverse effect on our business, financial condition and operating results.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, VAT or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our operating results.

We do not collect sales and use, VAT and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Sales and use, VAT and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes on our sales may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may materially and adversely affect our business, financial condition and operating results.

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our operating results.

We are subject to taxes in the United States and numerous international jurisdictions. We record tax expense based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable settlements of international and domestic tax audits. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdiction, changes to existing accounting rules or regulations or by changes to our ownership or capital structures. Fluctuations in our tax obligations and effective tax rate could materially and adversely affect our results of business, financial condition and operating results.

In addition, we are evaluating and may adopt a corporate structure to more closely align with our international operations and any future international expansion, which will require us to incur expenses but could fail to achieve the intended benefits. This proposed corporate structure may result in a reduction in our overall effective tax rate through changes in how we use our intellectual property, international procurement and sales operations. This proposed corporate structure may also allow us to obtain financial and operational efficiencies. If we adopt this revised structure, it will require us to incur expenses in the near term for which we may not realize related benefits. If the intended structure is not accepted by the applicable taxing authorities, changes in domestic and international tax laws negatively impact the proposed structure, including proposed legislation to reform U.S. taxation of international business activities or we do not operate our business consistent with the proposed structure and applicable tax provisions, we may fail to achieve the financial and operational efficiencies that we anticipate as a result of the proposed structure, and our business, financial condition and operating results may be materially and adversely affected.

Our business depends on network and mobile infrastructure, our single third-party data center hosting facility, other third-party providers and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our sites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays and loss of customers or vendors.

A key element of our strategy is to generate a high volume of traffic on, and use of, our sites. Our reputation and ability to acquire, retain and serve our customers are dependent upon the reliable performance of our sites and the underlying network infrastructure. As our customer base and the amount of information shared on our sites continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on data centers and equipment and related network infrastructure to handle the traffic on our sites. The operation of these systems is expensive and complex and could result in operational failures. In the event that our customer base or the amount of traffic on our sites grows more quickly than anticipated, we may be required to incur significant additional costs to enhance the underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults or other unexpected events or causes, could affect the security or availability of our sites and prevent our customers from accessing our sites. For example, we recently experienced a significant spike in traffic and transactions on our sites, which caused an interruption in the operation of our sites for a period of time.

We depend on the development and maintenance of the Internet and mobile infrastructure. This includes maintenance of reliable Internet and mobile networks with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet and mobile access and services.

We currently utilize a single third-party data center hosting facility located in Atlanta, Georgia. Nearly all of our data storage and analytics are conducted on, and the data and content we create associated with sales on our sites are processed through, servers in this facility. We also rely on email service providers, bandwidth providers, Internet service providers and mobile networks to deliver our email and “push” communications to subscribers and to allow subscribers to access our sites. Any damage to, or failure of, the systems of our third-party data center or our other third-party providers could result in interruptions to the availability or functionality of our sites. If for any reason our arrangements with our data center or third-party providers are terminated or interrupted, such termination or interruption could adversely affect our business. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We could experience additional expense in arranging for new facilities, technology, services and support. In addition, the failure of our data center or any other third-party providers to meet our capacity requirements could result in interruptions in the availability or functionality of our sites.

The occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close the third-party data center on which we normally operate or the facilities of any third-party provider without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our solutions. While we have some limited disaster recovery arrangements in place, they have not been tested under actual disasters or similar events and may not effectively permit us to continue to provide our products in the event of any problems with respect to our data center or any other third-party facilities. To date, we have not experienced these types of events, but we cannot provide any assurances that they will not occur in the future. If any such event were to occur to our business, the delivery of our products could be impaired and our business, financial condition and operating results may be materially and adversely affected.

We may from time to time pursue acquisitions, which could have an adverse impact on our business, as could the integration of the businesses following acquisition.

As part of our business strategy, we may acquire other companies or businesses. Acquisitions involve numerous risks, any of which could harm our business, including: difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company; difficulties in supporting and transitioning vendors, if any, of an acquired company; diversion of financial and management resources from existing operations or alternative acquisition opportunities; failure to realize the anticipated benefits or synergies of a transaction; failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues; risks of entering new markets in which we have limited or no experience; potential loss of key employees, customers and vendors from either our current business or an acquired company’s business; inability to generate sufficient net sales to offset acquisition costs; additional costs or equity dilution associated with funding the acquisition; and possible write-offs or impairment charges relating to acquired businesses.

Expansion of our international operations will require management attention and resources, involves additional risks, and may be unsuccessful, which could harm our future business development and existing domestic operations.

To date, we have conducted limited international operations in the United Kingdom but plan to further expand into international markets in order to grow our business. These expansion plans will require management attention and resources and may be unsuccessful. We have limited experience in selling our products to conform to different local cultures, standards and policies, and the flash sales model we employ and the products we offer may not appeal to moms in the same manner, if at all, in other geographies. In addition, we may need to vary our practices in ways with which we have limited or no experience or which are less profitable or carry more risk to us. For example, we permit customer returns in the United Kingdom and expect that we may be required to adopt similar policies in other jurisdictions. We may have to compete with local companies which understand the local market better than we do. In addition, to deliver satisfactory performance for customers in international locations, it may be necessary to locate physical facilities, such as fulfillment centers in foreign markets, and we may have to invest in these facilities before the success or lack thereof of our foreign operations. We have limited experience establishing such facilities overseas. We may not be successful in expanding into any international markets or in generating net sales from foreign operations. Furthermore, different privacy, censorship, liability, intellectual property and other laws and regulations in foreign countries may cause our business, financial condition and operating results to be materially and adversely affected.

Our future results could be adversely affected by a number of factors inherent in international operations, including:

•	localization of our product offerings, including translation into foreign languages and adaptation for local practices;

•	different consumer demand dynamics, which may make the flash sales model less successful compared to the United States;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	differing labor regulations where labor laws may be more advantageous to employees as compared to the United States;

•	more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information, particularly in the European Union;

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reluctance to allow personally identifiable data related to non-U.S. citizens to be stored in databases within the United States, due to concerns over the U.S. government’s right to access information in these databases or other concerns;

•	changes in a specific country’s or region’s political or economic conditions;

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challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	risks resulting from changes in currency exchange rates;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	different or lesser intellectual property protection; and

•	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions.

Operating internationally requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to establish and expand our international operations will produce desired levels of net sales or profitability. If we invest substantial time and resources to establish and expand our international operations and are unable to do so successfully and in a timely manner, our business, financial condition and operating results may be materially and adversely affected.

We rely on the performance of members of management and highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of Darrell Cavens, one of our founders and our chief executive officer, Mark Vadon, one our founders and chairman of the board of directors, and other members of our management team. Our success also depends on our highly skilled team of employees, including our merchandising and technology personnel. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, particularly mid-level managers and merchandising and technology personnel. The market for such positions in the Seattle area is particularly competitive. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key employees or our inability to recruit and develop mid-level managers could materially and adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and other U.S. employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition and operating results may be materially and adversely affected.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our management team have limited experience managing a publicly-traded company and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and incremental reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially and adversely affect our business, financial condition and operating results.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We may become involved from time to time in private actions, collective actions, investigations and various other legal proceedings by employees, suppliers, competitors, government agencies or others. For example, we were previously named in a class action lawsuit alleging violations of state gift card laws with respect to the credits we offer to our subscribers for referring new customers. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, damage our reputation, require significant amounts of management time and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have a material adverse effect on our business, financial condition and operating results.

We may not be able to adequately protect our intellectual property rights.

We regard our subscriber list, marks, domain names, copyrights, patents, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. We might not be able to obtain effective intellectual property protection in every country in which we sell products. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. Any of our patents, marks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our patent applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. We may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or proprietary rights or to establish the validity of such rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition and operating results.

We may be accused of infringing intellectual property rights of third parties.

We may in the future be subject to litigation and disputes related to our intellectual property rights and technology, as well as disputes related to intellectual property and product offerings of third-party vendors featured by us. The costs of supporting such litigation and disputes are considerable, and there can be no assurances that favorable outcomes will be obtained.

The e-commerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We are subject to claims and litigation by third parties that we infringe their intellectual property rights, and we expect additional claims and litigation with respect to infringement to occur in the future. As our business expands and the number of competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Any claims or proceedings against us, whether meritorious or not, could be time-consuming, result in costly litigation, require significant amounts of management time or result in the diversion of significant operational resources, any of which could materially and adversely affect our business, financial condition and operating results.

Legal claims regarding intellectual property rights are subject to inherent uncertainties due to the oftentimes complex issues involved, and we cannot be certain that we will be successful in defending ourselves against such claims. In addition, some of our larger competitors have extensive portfolios of issued patents. Many potential litigants, including patent holding companies, have the ability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from conducting our business as we have historically done or may desire to do in the future. We might also be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially acceptable terms, or at all. Alternatively, we may be required to develop non-infringing technology or intellectual property, which could require significant effort and expense and may ultimately not be successful.

We have received in the past, and we anticipate receiving in the future, communications alleging that certain items posted on or sold through our sites violate third-party copyrights, marks and trade names or other intellectual property rights or other proprietary rights. Brand and content owners and other proprietary rights owners have actively asserted their purported rights against online companies, including zulily. In addition to litigation from rights owners, we may be subject to regulatory, civil or criminal proceedings and penalties if governmental authorities believe we have aided and abetted in the sale of counterfeit or infringing products.

Such claims, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

The inability to acquire, use or maintain our “zulily” mark and domain names for our sites could substantially harm our business and operating results.

We currently are the registrant of the “zulily” mark in numerous jurisdictions and are the registrant of the Internet domain name for our website, zulily.com, as well as various related domain names. However, we have not registered the mark or domain name in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies and are also controlled by trademark and other related laws of each country. If we do not have or cannot obtain on reasonable terms the ability to use our “zulily” mark in a particular country, or to use or register our domain name, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially and adversely affect our business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that utilize the name zulily in all of the countries in which we currently or intend to conduct business.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary software and solutions.

We use open source software in our software and systems and will use open source software in the future. The licenses applicable to open source software typically require that the source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in the licensing of our technologies or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement or change the use of the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our sites and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material and adverse effect on our business, financial condition and operating results.

Our results could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

Our principal offices are located in Seattle, Washington, an area that has experienced earthquakes in the past, and are thus vulnerable to damage. Natural disasters, such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations or the operations of one or more of our vendors. In particular, these types of events could impact our product supply chain from or to the impacted region and could impact our ability or the ability of third parties to operate our sites. In addition, these types of events could negatively impact consumer spending in the impacted regions or depending upon the severity, globally. To the extent any of these events occur, our business, financial condition and operating results could be materially and adversely affected.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell Class A common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Class A common stock. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Risks Related to this Offering and Ownership of our Class A Common Stock

There has been no prior market for our Class A common stock. An active market may not develop or be sustainable, and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between a representative of the underwriters and us and may vary from the market price of our Class A common stock following the completion of this offering. An active or liquid market in our Class A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class A common stock, you may not be able to resell those shares at or above the initial public offering price or at the time you would like to sell. We cannot predict the prices at which our Class A common stock will trade.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments;

•	changes in operating performance and stock market valuations of other technology or retail companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our Class A common stock, including sales by our executive officers, directors and significant stockholders;

•	lawsuits threatened or filed against us;

•	changes in laws or regulations applicable to our business;

•	the expiration of contractual lock-up agreements;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States and abroad;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	the other factors described in this section of the prospectus captioned, “Risk Factors.”

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies, including e-commerce companies. Stock prices of many technology companies, including e-commerce companies, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and materially and adversely affect our business, financial condition and operating results.

Substantial future sales of shares of our Class A common stock could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A common stock.

All of our executive officers, senior management, directors and substantially all of the holders of our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus. Subject to certain exceptions, the lock-up agreements limit the number of shares of capital stock that may be sold immediately following this initial public offering. Subject to certain limitations, as of June 30, 2013, approximately              shares (assuming the sale of             shares of Class A common stock by the selling stockholders) and              shares of Class A common stock issuable upon conversion of outstanding Class B common stock will become eligible for sale upon expiration of the 180-day lock-up period. Goldman, Sachs & Co. may, in its sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of June 30, 2013, there were              shares of Class B common stock subject to outstanding options. We intend to register all of the shares of Class A common stock issuable upon conversion of the shares of Class B common stock issuable upon exercise of outstanding options, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to the lock-up agreements described above. The shares of Class A common stock issuable upon conversion of these shares will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Holders of              shares of Class B common stock, including              shares issuable upon conversion of outstanding preferred stock as of June 30, 2013 and without giving effect to the sale of shares in this offering by the selling stockholders, have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for zulily or other stockholders.

The dual class structure of our common stock and the existing ownership of capital stock by our executive officers, directors and their affiliates have the effect of concentrating voting control with our executive officers, directors and their affiliates for the foreseeable future, which will limit your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering, has one vote per share. Given the greater number of votes per share attributed to our Class B common stock, our existing stockholders, all of which hold shares of Class B common stock, will collectively beneficially own shares representing approximately     % of the voting power of our outstanding capital stock following the completion of this offering. Our executive officers and directors and their related parties, which include funds affiliated with Maveron LLC and August Capital, will collectively beneficially own shares representing approximately     % of the voting power of our outstanding capital stock following this offering. Consequently, the holders of Class B common stock collectively will continue to be able to control a majority of the voting power even if their stock holdings represent as few as approximately 9.1% of the outstanding number of shares of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, these stockholders will be able to control elections of directors, amendments of our certificate of incorporation or bylaws, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans and approval of any merger or sale of assets for the foreseeable future. This control may adversely affect the market price of our Class A common stock. Additionally, the holders of our Class B common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests.

Future transfers by holders of Class B common stock will generally result in those shares converting on a 1:1 basis to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long-term, which may include our executive officers and directors and their affiliates.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisition or investment. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of our stock to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an “emerging growth company” for up to five years, although we will cease to be an “emerging growth company” upon the earliest of (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, or the Exchange Act. We cannot predict if investors will find our Class A common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the              and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We will need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially and adversely affect our business, financial condition and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. If we fail to do so in a timely manner, or our internal control over financial reporting is not determined to be effective, this may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock. In the course of preparing our consolidated financial statements, we have identified a material weakness in our internal control over financial reporting.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. We are beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

In the course of preparing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient technical accounting skills within our accounting and finance organization. Related to the identified weakness, there were a number of post-close adjustments that were determined to be immaterial to the consolidated financial statements but resulted in the correction of our previously issued consolidated financial statements as of and for the years ended December 30, 2012, January 1, 2012, and December 31, 2010. These corrections are described in greater detail within the notes to the consolidated financial statements included with this prospectus.

We have taken steps to remediate the material weakness, including increasing the depth and experience within our accounting and finance organization, as well as designing and implementing improved processes and internal controls. However, our efforts to remediate this material weakness may not be effective or prevent future material weaknesses or significant deficiencies in our internal control over financial reporting.

In future periods, if during the evaluation and testing process, we identify any other material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline, and we may be subject to investigation or sanctions by the SEC.

Anti-takeover provisions in our charter documents and under Delaware law and Washington law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws, as will be amended and restated upon completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	provide that directors may only be removed for cause;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	reflect the dual class structure of our common stock, as discussed above; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of at least 15% of our capital stock for a period of three years following the date on which the stockholder became a 15% stockholder. Likewise, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a “target corporation” from engaging in any of a broad range of business combinations with any stockholder constituting an “acquiring person” for a period of five years following the date on which the stockholder became an “acquiring person.”

Our certificate of incorporation will also provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

41

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section of this prospectus captioned “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our ability to predict our future prospects, net sales, expenses and operating results accurately;

•	our ability to effectively manage or sustain our growth;

•	our ability to generate net sales or achieve or maintain profitability;

•	the effects of increased competition and our ability to compete effectively;

•	the growth of e-commerce in general and the flash sales model in particular;

•	our ability to expand our customer base;

•	our ability to respond to consumer preferences and to expand our product offerings;

•	our ability to maintain and enhance our brand and intellectual property;

•	claims that we infringe intellectual property rights of others;

•	global economic conditions and their impact on consumer spending patterns;

•	seasonal sales fluctuations;

•	our ability to attract new vendors and retain existing vendors and our ability to obtain differentiated, high quality and compliant merchandise in sufficient quantities from vendors;

•	our ability to optimize, operate and manage our fulfillment centers;

•	our dependence on third-party service providers and technologies;

•	our ability to develop a scalable, high-performance technology and fulfillment infrastructure;

•	our ability to comply with modified or new laws and regulations applying to our business, including privacy regulation and tax laws;

•	our ability to effectively acquire other businesses or to expand internationally; and

•	the attraction and retention of key personnel and qualified employees.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we have not independently verified any third-party information, we believe the information is reliable and the conclusions contained in the third-party information are reasonable. However, such market position, market opportunity and market size information included in this prospectus is inherently imprecise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Each increase or decrease of shares by             shares in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $        , assuming that the assumed initial price to public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to create a public market for our Class A common stock and thereby facilitate access to the public equity markets, increase our visibility in the marketplace, as well to obtain additional capital. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary business, products or technologies, although we have no present commitments or agreements for any specific acquisitions. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

We will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock except for the deemed dividend to preferred stockholders in our fiscal year 2012; please see Note 6 of the accompanying notes to our consolidated financial statements. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our stock may be limited by the terms of any future debt or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2013 on:

•	an actual basis; and

•

a pro forma as adjusted basis to reflect (1) the conversion of the outstanding shares of our preferred stock into Class B common stock, which will occur automatically upon the closing of this offering, (2) our sale of shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (3) our receipt of the net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections of this prospectus captioned “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2013
	Actual	Pro Forma, As Adjusted (1)
	(in thousands, except share amounts)
Cash and cash equivalents	$83,015	$

Convertible redeemable preferred stock:
Series B preferred stock 44,923,630 shares authorized, issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	$7,462	$
Series C preferred stock 20,378,275 shares authorized, issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	36,972
Series D preferred stock 40,975,703 shares authorized, issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	89,342

Total convertible redeemable preferred stock	$133,776
Stockholders’ equity (deficit):
Series Seed convertible preferred stock; 38,643,800 shares authorized, of which 22,163,095 issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	—
Series A convertible preferred stock; 115,502,600 shares authorized, of which 113,550,910 issued and outstanding, actual; no shares issued or outstanding, pro forma as adjusted	2
Common stock; 528,500,000 shares authorized and 219,139,077 shares issued or outstanding, actual; shares authorized and shares issued and outstanding, pro forma as adjusted	5
Additional paid-in capital	—
Accumulated other comprehensive income	18
Accumulated deficit	(55,638)

Total stockholders’ (deficit) equity	(55,613)

Total capitalization	$137,945	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the pro forma as adjusted stockholders’ equity by $ and our total capitalization by $ , or $ if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. Each increase or decrease of shares by shares in the number of shares offered by us would increase or decrease cash and cash equivalents, additional paid in capital, total stockholders’ deficit and total capitalization by approximately $ , assuming that the assumed initial price to public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above excludes, as of June 30, 2013, the following shares:

•

54,822,283 shares of Class B common stock issuable upon the exercise of outstanding stock options issued as of June 30, 2013 pursuant to our 2009 Plan at a weighted-average exercise price of $1.59 per share;

•	shares of Class B common stock issuable upon the exercise of outstanding stock options issued after June 30, 2013 pursuant to our 2009 Plan, at a weighted-average exercise price of $ per share;

•

9,709,892 shares of Class B common stock available for future issuance under our 2009 Plan as of June 30, 2013, which shares will cease to become available for future issuance immediately prior to the time our 2013 Plan becomes effective; and

•

             shares of Class A common stock to be reserved for future issuance under our 2013 Plan, as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC (assuming that              shares of Class B common stock are available for issuance under our 2009 Plan immediately prior to the time our 2013 Plan becomes effective) as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this benefit plan.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the shares of Class A common stock sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock and Class B common stock deemed to be outstanding at that date.

Our pro forma net tangible book value as of June 30, 2013 was $         million, or $         per share, which gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 242,485,034 shares of our Class B common stock immediately prior to the completion of this offering. After giving effect to the receipt and our intended use of approximately $         million of net proceeds from our sale of shares of Class A common stock in this offering at an assumed offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of Class A common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

Assumed initial public offering price per share		$
Historical net tangible book value per share at June 30, 2013	$
Pro forma increase in net tangible book value per share at June 30, 2013 attributable to the conversion of convertible preferred stock	$
Pro forma net tangible book value per share at June 30, 2013	$
Pro forma increase per share attributable to investors in this offering	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$

Dilution in net tangible book value per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $        , the pro forma as adjusted net tangible book value per share by $         per share and the dilution per share to new investors in this offering by $        , or $         if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, as of June 30, 2013:

•	the total number of shares of Class A common stock and Class B common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors purchasing Class A common stock in this offering, assuming an initial public offering of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus (before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Existing convertible preferred stockholders
Investors in this offering

Total		100%		$	100%		$

The tables and calculations above are based on the number of shares of our Class A common stock and Class B common stock outstanding as of June 30, 2013, but do not include, as of June 30, 2013, the following shares:

•

54,822,283 shares of Class B common stock issuable upon the exercise of outstanding stock options issued as of June 30, 2013 pursuant to our 2009 Plan at a weighted-average exercise price of $1.59 per share;

•	shares of Class B common stock issuable upon the exercise of outstanding stock options issued after June 30, 2013 pursuant to our 2009 Plan, at a weighted-average exercise price of $ per share;

•

9,709,892 shares of Class B common stock reserved for future issuance under our 2009 Plan as of June 30, 2013, which shares will cease to become available for future issuance immediately prior to the time our 2013 Plan becomes effective; and

•

             shares of Class A common stock to be available for future issuance under our 2013 Plan, as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC (assuming that              shares of Class B common stock are reserved for issuance under our 2009 Plan immediately prior to the time our 2013 Plan becomes effective) as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this benefit plan.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $        , $          and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The foregoing table does not reflect any sales by existing stockholders in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              shares, or     % of the total number of shares of our common stock outstanding after this offering and will increase the number of shares held by new investors to                  shares, or     % of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to     , or     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to     , or     %, of the total number of shares of our common stock outstanding after this offering.

The shares reserved for future issuance under our 2013 Plan will be subject to automatic annual increases in accordance with the terms of the plans. To the extent that options are exercised, new options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the selected consolidated financial and other data in conjunction with the sections of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the consolidated financial statements and related notes.

We have derived the consolidated statements of operations data for the fiscal years ended December 31, 2010, January 1, 2012 and December 30, 2012 and the consolidated balance sheet data as of January 1, 2012, and December 30, 2012 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the year to date periods ended July 1, 2012 and June 30, 2013 and consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

Beginning with our fiscal year 2011, our fiscal year ends on the Sunday closest to December 31 of the respective calendar year. Each fiscal year consists of four 13-week quarters, with one extra week added in the fourth quarter every five to six years.

	Fiscal Years			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data
Net sales	$18,376	$142,545	$331,240	$126,993	$272,021
Cost of sales(1)	12,574	104,949	240,943	91,252	191,506

Gross profit	5,802	37,596	90,297	35,741	80,515
Operating expenses:
Marketing expenses(1)	4,897	20,228	37,780	15,600	28,056
Selling, general and administrative expenses(1)	7,112	28,905	63,071	26,499	50,069

Total operating expenses	12,009	49,133	100,851	42,099	78,125

(Loss) income from operations	(6,207)	(11,537)	(10,554)	(6,358)	2,390
Interest (expense) income, net.	(169)	20	43	16	64
Other (expense) income, net	(627)	203	176	180	(48)

Net (loss) income	$(7,003)	$(11,314)	$(10,335)	$(6,162)	$2,406

Net loss attributable to common stockholders	$(7,448)	$(13,233)	$(46,822)	$(7,883)	$(2,656)

Net loss per common share(2):
Basic	$(0.11)	$(0.14)	$(0.31)	$(0.06)	$(0.01)

Diluted	$(0.11)	$(0.14)	$(0.31)	$(0.06)	$(0.01)

Shares used in computing net loss per common share:
Basic	65,390,625	96,411,124	151,906,924	138,402,501	193,075,922

Diluted	65,390,625	96,411,124	151,906,924	138,402,501	193,075,922

Net (loss) income attributable to common stockholders—pro forma			$(42,447)		$2,121

Pro forma net (loss) income per common share(3):
Basic			$(0.11)		$—

Diluted			$(0.11)		$—

Shares used in computing pro forma net (loss) income per common share(3):
Basic			375,217,245		443,434,097

Diluted			375,217,245		450,155,335

	Fiscal Years			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
	(in thousands, except revenue per active customer and average order value)
Other Financial and Operations Data
Adjusted EBITDA(4)	$(3,734)	$(8,871)	$(5,920)	$(4,449)	$7,469
Free cash flow(5)	$(1,164)	$3,749	$8,425	$(10,076)	$(4,240)
Active customers	157	791	1,580	1,154	2,229
Revenue per active customer	$117	$180	$210	$110	$122
Total orders placed	384	2,998	6,950	2,779	5,696
Average order value	$52.52	$53.48	$53.37	$52.20	$53.23

	As of
	Jan. 1, 2012	Dec. 30, 2012	Jun. 30, 2013
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$28,361	$96,998	$83,015
Working capital	22,821	62,605	61,240
Total assets	58,323	130,737	137,945
Deferred revenue	3,520	9,653	13,156
Convertible redeemable preferred stock	45,519	128,714	133,776
Total stockholders’ deficit	(16,168)	(55,750)	(55,613)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
Cost of sales	$—	$2	$26	$15	$27
Marketing expenses	2	62	142	57	132
Selling, general and administrative expenses	2,396	2,015	1,097	395	2,441

Total stock-based compensation expense	$2,398	$2,079	$1,265	$467	$2,600

(2)	Basic and diluted net loss per common share attributable to common stockholders for our fiscal year 2012 includes a deemed dividend distribution of $32.1 million. Such dividend is included as it represents distributed earnings attributable to participating securities. Please see Note 6 of the accompanying notes to our consolidated financial statements.
(3)	Pro forma basic and diluted net loss per share represents net loss divided by the pro forma weighted-average shares of common stock outstanding. Pro forma weighted-average shares outstanding reflects the conversion of preferred stock into Class B common stock as though the conversion had occurred on the first day of the relevant period.
(4)	Adjusted EBITDA is a non-GAAP financial measure that we calculate as earnings (loss) before interest and other income and expense, taxes, depreciation, amortization and stock-based compensation expense. Please see “—Non-GAAP Financial Measures—Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.
(5)	Free cash flow is a non-GAAP financial measure that we calculate as net cash (used in) provided by operating activities less net cash used in capital expenditures. Please see “—Non-GAAP Financial Measures—Free Cash Flow” below for more information and for a reconciliation of free cash flow to net cash (used in) provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Non-GAAP Financial Measures

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as earnings (loss) before interest and other income and expense, taxes, depreciation, amortization and stock-based compensation expense. We have provided a reconciliation below of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of stock-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net (loss) income and our other GAAP results.

The following table reflects the reconciliation of net loss to Adjusted EBITDA for each of the periods indicated:

	Fiscal Year			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
	(in thousands)
Net (loss) income	$(7,003)	$(11,314)	$(10,335)	$(6,162)	$2,406
Excluding:
Interest income (expense), net	169	(20)	(43)	(16)	(64)
Other income (expense), net	627	(203)	(176)	(180)	48
Taxes	—	—	—	—	—
Depreciation and amortization	75	587	3,369	1,442	2,479
Stock-based compensation expense	2,398	2,079	1,265	467	2,600

Adjusted EBITDA	$(3,734)	$(8,871)	$(5,920)	$(4,449)	$7,469

Free Cash Flow

To provide investors with additional information regarding our financial results, we have also disclosed in the table above and elsewhere in this prospectus free cash flow, a non-GAAP financial measure that we calculate as net cash (used in) provided by operating activities less net cash used in capital expenditures. We have provided a reconciliation below of adjusted free cash flow to net cash (used in) provided by operating activities, the most directly comparable GAAP financial measure.

We have included free cash flow in this prospectus because it is a key measure used by our management and board of directors, which we believe is an important indicator of our business performance because it measures the amount of cash we generate. Free cash flow also reflects changes in working capital. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. There are limitations to using non-GAAP financial measures, including that other companies, including companies in our industry, may calculate free cash flow differently. Because of these limitations, you should consider free cash flow alongside other financial performance measures, including net cash (used in) provided by operating activities, capital expenditures and our other GAAP results.

The following table presents a reconciliation of free cash flow to net cash (used in) provided by operating activities for each of the periods indicated:

	Fiscal Year			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
	(in thousands)
Net cash (used in) provided by operating activities	$(656)	$8,864	$16,283	$(6,047)	$4,003
Capital expenditures	(508)	(5,115)	(7,858)	(4,029)	(8,243)

Free cash flow	$(1,164)	$3,749	$8,425	$(10,076)	$(4,240)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial and Other Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We launched the zulily website in January 2010 with the goal of revolutionizing the way moms shop. Today, we are one of the largest standalone e-commerce companies in the United States. Through our desktop and mobile websites and mobile applications, which we refer to as our “sites”, we help our customers discover new and unique products at great values that they would likely not find elsewhere. We provide moms a fun and entertaining shopping experience with a fresh selection of flash sales events with over 4,000 product styles offered on a typical day. We source these products from thousands of vendors, including emerging brands and smaller boutique vendors, as well as larger national brands. By bringing together millions of moms and a daily selection of products chosen from our vendor base, we have built a large scale and uniquely curated marketplace. Since inception through June 30, 2013, we have worked with over 10,000 brands, featured over 1.6 million product styles and sold over 42 million items to over 2.9 million customers across our platform.

We sell our products through a flash sales model, with offerings typically only available for 72 hours and in a limited quantity, creating an urgency to browse and purchase. We sell children’s apparel, women’s apparel and other categories such as toys, infant gear, kitchen accessories and home décor. Children’s apparel is our largest merchandise category today; however, we have expanded our categories over time such that all non-children’s apparel categories combined accounted for 53% of our U.S. units ordered in the six months ended June 30, 2013, up from 45% in all of 2012. We focus on providing significant value to consumers across all of our categories; the average item on our sites is offered for over 50% off the manufacturer’s suggested retail price.

We plan to further grow our customer base by cost-effectively acquiring new email subscribers and users of our mobile applications through targeted marketing campaigns and then converting them into active customers. In addition, we regularly introduce new categories, brands and products to our customers and work to maximize the relevance of the items we display, thereby improving customer satisfaction, increasing customer loyalty and driving repeat purchasing.

Mobile is a large and growing part of our business. We have invested heavily in our mobile platform to optimize our sites for use on iPhones, iPads and Android-based devices. In the second quarter of 2013, approximately 42% of our U.S. orders were placed from a mobile device, up from approximately 39% in the first quarter of 2013 and approximately 31% in the fourth quarter of 2012.

We have built a merchandising organization specifically designed to source, cultivate and manage relationships with thousands of vendors, including emerging brands and smaller boutique vendors as well as larger national brands. To identify and support our vendors and effectively tell their stories to moms, we have built a merchandising team of 302 employees and 39 in-house photography studios, supported by a substantial and talented photo editing, copyrighting and editorial team. By sourcing a large number of vendors and providing them with strong support, we are able to offer our customers a broad and unique selection of curated products that is refreshed on a daily basis. Of the vendors we featured for the first time in 2011, 75% have returned to sell again at least once on our sites through June 30, 2013. Our vendor base is highly diversified with our largest vendor in 2012 accounting for less than 1.5% of our net sales.

We typically receive customer orders before we purchase inventory from our vendors, greatly reducing our inventory risk. The result of this dynamic is that we are able to offer a much larger range of products to our customers and to generate greater sales for our vendors, who are able to match a broader range of their product supply to actual customer demand. To best serve our customers and vendors, we have in place a custom, fully integrated fulfillment infrastructure. Our proprietary supply chain system enables us to efficiently handle the unique features of our flash sales model, including small to medium lot sizes and high inventory turnover. This allows us to sell lower price point products cost-effectively, without needing to pre-stock substantial inventory. Our business model together with our fulfillment infrastructure has enabled us to conduct successful events of all sizes, including smaller ones. In 2012, 90% of our events generated less than $50,000 of U.S. product sales, and these smaller events accounted for approximately 65% of our U.S. product sales.

We had initially outsourced order fulfillment, but in October 2011 we elected to develop our own fulfillment operations. As of June 30, 2013 we had 1.1 million square feet of leased fulfillment space at facilities in Nevada and Ohio. Our fulfillment operations regularly handle over 100,000 items a day from thousands of product styles that change each day and require different handling processes. Because we have deliberately established an intermediary model in which we do not pre-purchase substantial inventory, our shipping times are generally slower than e-commerce retailers that hold inventory. We are continually investing in our systems and infrastructure to improve order-to-ship times for sales of products in the United States. We reduced our order-to-ship times from an average of 12.0 days in the second quarter of 2012 to 10.6 days in the second quarter of 2013.

To date, we have primarily focused on expanding our U.S. business and are just beginning to focus on our international strategy. In April 2012, we launched our first international site, with a small team based in the United Kingdom. For 2012 and the six months ended June 30, 2013, we generated $4.9 million and $5.9 million in net sales internationally, or 1.5% and 2.2% of total net sales, respectively. In addition, customers in 70 foreign countries have made purchases on our U.S.-based sites and have had their orders fulfilled through a third-party service provider. These purchases are included in our U.S. net sales. Purchases made on our U.K.-based sites are included in international net sales. We are gradually increasing our level of investment in international expansion and plan to continue to invest in and develop international markets, balanced with a continued focus on building the core North American market.

For 2012 and the six months ended June 30, 2013, we reported $331.2 million and $272.0 million in net sales, representing growth of 132.4% and 114.2% from 2011 and the six months ended July 1, 2012, respectively. For 2012 and the six months ended June 30, 2013, we reported a net loss of $10.3 million and $2.4 million in net income, an improvement from net losses of $11.3 million and $6.2 million in 2011 and the six months ended July 1, 2012, respectively. For 2012 and the six months ended June 30, 2013, we reported $(5.9) million and $7.5 million in Adjusted EBITDA, an improvement from $(8.9) million and $(4.4) million in 2011 and the six months ended July 1, 2012, respectively. We have been free cash flow positive on an annual basis since 2011.

Key Financial and Operating Metrics

We measure our business using both financial and operating metrics. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments and assess the near-term and longer-term performance of our business. The key financial and operating metrics we use are:

	Fiscal Years			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
	(in thousands, except revenue per active customer and average order value)
Adjusted EBITDA	$(3,734)	$(8,871)	$(5,920)	$(4,449)	$7,469
Free cash flow	$(1,164)	$3,749	$8,425	$(10,076)	$(4,240)
Active customers	157	791	1,580	1,154	2,229
Revenue per active customer	$117	$180	$210	$110	$122
Total orders placed	384	2,998	6,950	2,779	5,696
Average order value	$52.52	$53.48	$53.37	$52.20	$53.23

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we calculate as earnings (loss) before interest and other income and expense, taxes, depreciation, amortization and stock-based compensation expense. Adjusted EBITDA is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of stock-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. Adjusted EBITDA is not a measure calculated in accordance with GAAP. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures—Adjusted EBITDA” for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss the most comparable GAAP measurement, for the periods presented.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash (used in) provided by operating activities less net cash used in capital expenditures. We believe free cash flow is an important indicator of our business performance because it measures the amount of cash we generate. Free cash flow also reflects changes in working capital. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures—Adjusted EBITDA” for a discussion of the limitations of free cash flow and a reconciliation of free cash flow to net cash (used in) provided by operating activities, the most directly comparable GAAP financial measure.

Active Customers

We define an active customer as an individual customer who has purchased from us at least once in the last year. In any particular period, we determine our number of active customers by counting the total number of customers who have made at least one purchase in the preceding 12 month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our sites, the value proposition and consumer awareness of our brand, the continued use of our sites by our customers and their desire to purchase our products. Our number of active customers drives both net sales and our appeal to vendors.

Revenue Per Active Customer

We define revenue per active customer as our total net sales divided by our total number of active customers in any particular period. We view revenue per active customer as a key indicator of our customers’ pattern of use of our sites to purchase our products and a measure of our customers’ demand. It is important to note that the sum of the quarterly revenue per active customer amounts does not match our annual revenue per active customer amount. Each quarter has a different number of active customers which makes the sum of the quarterly calculations result in a different amount than the annual calculation.

Total Orders Placed

We define total orders placed as the total number of customer orders placed by our customers in any period. We view total orders placed as a key indicator of the velocity of our business and an indication of the desirability of our products and sites to our customers. We recognize revenue when an order is delivered and therefore total orders placed, together with average order value, is an indicator of the net sales we expect to recognize in a given period. Total orders placed and total orders delivered in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as the sum of the total order values (including shipping and handling charges) in a given period divided by the total orders placed in that period. We view average order value as a key indicator of the desirability of our products and sites to our customers.

Factors Affecting Our Performance

Ability to Attract Site Visitors at Reasonable Cost

To increase our sales, expand our market presence and grow our business profitably, we must continue to acquire email subscribers, users of our mobile applications and customers at reasonable costs. We use a wide range of paid and unpaid marketing channels, including affiliate channels and partners, customer referrals, direct navigation, display advertising, key word search campaigns, search engine optimization, social media and television ads, to attract potential new customers to our sites. In the six months ended June 30, 2013, 76% of the U.S. daily visitors to our sites came via our email or mobile “push” communications or other unpaid sources, such as direct navigation and search engine optimization. We must maintain reasonable costs for these marketing efforts relative to the net sales we expect to derive from these visitors, once we convert them to customers. Failure to effectively attract new visitors, email subscribers and users of our mobile applications and convert them into customers on a cost-efficient basis would adversely affect our sales growth and operating results.

Customer Activation and Repeat Behavior

Once we have attracted potential new customers to our sites, and enrolled them as email subscribers or users of our mobile applications, our goal is to convert them into active customers and then encourage repeat purchases. We do this through a combination of strategies, including email and mobile “push” communications, personalized retargeting email messaging and other broad-based advertising campaigns.

To illustrate our costs of acquiring customers and the contribution to our operating results, we compared the estimated net sales and contribution margin generated from email subscribers that we acquired during the first quarter of 2011, which we refer to as our Q1 2011 cohort, to the total marketing expenses we incurred to acquire those subscribers. We chose this individual cohort to illustrate broader cohort performance because it provides more historical data than more recent cohorts and it is not in the top quartile of historical cohort results.

Contribution margin is a non-GAAP financial measure that we define as gross margin less merchant processing fees and our general and administrative expenses associated with our merchandising, customer service, order fulfillment and studio operations. We measure cohort return on investment, or ROI, based on contribution margin instead of gross margin because we believe it more closely matches marketing ROI. Contribution margin includes the variable expenses we believe are necessary to complete sales to customers. In addition, applying the expenses for our merchandising, studio, customer service, and fulfillment operations functions in addition to cost of goods sold provides a more conservative assessment of marketing ROI. Contribution margin has limitations as an analytical tool and you should not consider it as a substitute for analysis of our results reported under GAAP.

Our Q1 2011 cohort included 1.1 million email subscribers that we acquired in the first quarter of 2011 and which we have converted into 259,000 customers as of June 30, 2013. We initially spent $3.8 million in total marketing expenses to acquire the email subscribers in that quarter. Using estimated net sales and the total company contribution margin applied to such net sales, we estimate this cohort generated $31.3 million of U.S. net sales and $4.9 million of contribution margin in fiscal year 2011, $39.0 million of U.S. net sales and $6.3 million of contribution margin in fiscal year 2012, and $23.0 million of U.S. net sales and $4.3 million of contribution margin in the six months ended June 30, 2013. In the aggregate, we estimate our Q1 2011 cohort has generated $93.3 million of U.S. net sales and $15.4 million of contribution margin through June 30, 2013. These results are reflected in the graph below:

We believe that the trends reflected by this cohort are illustrative of the value of our customer base; however, as we increase our subscriber and user base we may spend more in marketing costs to acquire new email subscribers and users of our mobile application or may see a change in the rate of activation from subscribers to active customers or a change in our customers’ repeat purchase behaviors. A change in purchasing patterns by email subscribers or users of our mobile application who have not yet made their first purchase or by existing customers could have a significant negative impact on our net sales and operating results.

The following table reflects the reconciliation of gross profit to contribution margin for each of the periods indicated:

	Fiscal Year		Six Months Ended
	2011	2012	Jun. 30, 2013
	(in thousands)
Gross profit	$37,596	$90,297	$80,515
Less:
Merchant processing fees	(4,168)	(8,155)	(6,481)
General and administrative expenses for merchandising, customer service, order fulfillment, and studio	(11,369)	(28,772)	(22,873)

Contribution margin	$22,059	$53,370	$51,161

Contribution margin % of net sales	15.5%	16.1%	18.8%

Estimated net sales for Q1 2011 cohort(1)	$31,292	$38,955	$23,039

Estimated contribution margin for Q1 2011 cohort	$4,850	$6,272	$4,333

(1)	Estimated net sales for the Q1 2011 cohort have been calculated by taking the gross order value for all orders placed from customers in this cohort for each fiscal period listed and applying an estimate for returns, discounts, cancellations, and the timing of revenue recognition, which is based on orders delivered.

We consider contribution margin to be more indicative of variable profit than gross margin. While gross margin includes cost of goods sold, it does not include all variable expenses required to complete the sales to our customers. Measuring the marketing investment associated with acquiring new customers purely against the gross margin could lead to the exclusion of costs that we feel should be considered when evaluating marketing performance and future marketing investments.

Product Mix

Our products and categories have a range of margin profiles. Historically, variations in product mix and product or category margins have not generally been a significant driver of our business results. Going forward, however, shifts in product mix due to seasonality, purchasing trends, results of individual events or changes in the product margins of certain categories could affect our overall operating results or growth rates in a positive or negative manner. Internationally, we have limited results to evaluate whether product mix and product or category margins will be similar to those in our U.S. business and to the extent they are different, we may see an impact to our operating results.

Growth of Mobile Commerce

We expect that our customers will increasingly access our sites using mobile devices. In the second quarter of 2013, approximately 42% of our U.S. orders were placed from a mobile device, up from approximately 39% in the first quarter of 2013 and approximately 31% for fourth quarter of 2012. From inception through June 30, 2013, customers who access our sites through a mobile device have typically had a higher lifetime value. Due to the relative newness of smartphones, tablets and mobile shopping in general, we do not know if this trend will continue or whether it is a result of our mobile interface or simply indicative of a customer demographic that is an early adopter of mobile commerce. If we are unable to continue to attract customers who are predisposed to engage in mobile shopping or if over the longer term mobile shoppers are not more active than other customers, our sales growth rate and operating results could be negatively affected.

Investment in Growth

We have aggressively invested in the growth of our business, and we intend to continue to do so. We anticipate that our operating expenses will increase substantially as we continue to expand our organization size in general, and our merchandising, technology, studio and fulfillment operations in particular. These increased expenses will result primarily from hiring additional employees, further developing our technology and scaling our fulfillment centers as our business grows. In addition, we may invest in infrastructure or capabilities that we believe will yield returns in the long term but for which there is not a near-term return.

Components of Our Results of Operations

Net Sales

Net sales consist primarily of sales of children’s apparel, women’s apparel and other product categories, such as toys, infant gear, kitchen accessories and home décor. We recognize product sales at the time title transfers to the customer, which is generally at delivery. Net sales represent the sales of these items plus shipping and handling charges to customers, net of estimated returns and promotional discounts. Net sales are primarily driven by growth in our active customers, the frequency with which customers purchase and average order value. Net sales also include sales generated from the sale of services events, which are primarily electronic vouchers or access codes for our customers to redeem directly with the vendor. Net sales of services events have not been material to date.

Cost of Sales

Cost of sales consists of our purchase price for merchandise sold to customers, inbound and outbound shipping and handling costs, shipping supplies and fulfillment costs. Fulfillment costs represent those costs incurred in operating and staffing the fulfillment centers, including costs attributed to receiving, inspecting, picking, packaging and preparing customer orders for shipment. Cost of sales also includes direct and indirect labor costs for fulfillment center oversight, including payroll and related benefit costs and stock-based compensation expense. Cost of sales are primarily driven by growth in orders placed by customers, the mix of the product available for sale on our sites and transportation costs related to delivering orders to our customers.

Marketing Expenses

Marketing expenses consist primarily of targeted online marketing costs, such as display advertising, key word search campaigns, search engine optimization and social media, and offline marketing costs, such as print, radio and television advertising. Marketing expenses also include payroll and related benefit costs and stock-based compensation expense for our employees involved in marketing activities. Marketing expenses are primarily driven by investments to grow and retain our customer base.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of payroll and related benefit costs and stock-based compensation expense for our employees involved in general corporate functions including customer service, merchandising, studio and technology, as well as costs associated with the use by these functions of facilities and equipment, including depreciation and rent. Selling, general and administrative expenses are primarily driven by increases in headcount required to support business growth.

Interest (Expense) Income, Net

Interest (expense) income, net consists primarily of interest earned on cash, cash equivalents and short-term investments held by us.

Other (Expense) Income, Net

Other (expense) income, net consists primarily of income earned from our corporate purchasing card and foreign currency gains (losses).

Fiscal Year; Geographic Segments

Beginning with our fiscal year 2011, our fiscal year ends on the Sunday closest to December 31. Each fiscal year consists of four 13-week quarters, with one extra week added in the fourth quarter every five to six years. Our fiscal year 2012 ended on December 30, 2012, our fiscal year 2011 ended on January 1, 2012 and our fiscal year 2010 ended on December 31, 2010.

We organize our operations in two geographic segments. The U.S. segment consists of amounts earned from product and services sales through our U.S.-focused sites, including sales from the sites to customers in the United States and Canada and, through a third-party service provider, over 50 other countries. The U.K. segment consists of amounts earned from product and services sales through our U.K.-focused sites, including sales from the sites to customers in the United Kingdom and throughout Europe.

Results of Operations

The following tables set forth our results of operations for the periods presented and express the relationship of certain line items as a percentage of net sales for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Fiscal Years			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
	(in thousands)
Net sales	$18,376	$142,545	$331,240	$126,993	$272,021
Cost of sales	12,574	104,949	240,943	91,252	191,506

Gross profit	5,802	37,596	90,297	35,741	80,515
Operating expenses:
Marketing expenses	4,897	20,228	37,780	15,600	28,056
Selling, general and administrative expenses	7,112	28,905	63,071	26,499	50,069

Total operating expenses	12,009	49,133	100,851	42,099	78,125

(Loss) income from operations	(6,207)	(11,537)	(10,554)	(6,358)	2,390
Interest (expense) income, net	(169)	20	43	16	64
Other (expense) income, net	(627)	203	176	180	(48)

Net (loss) income	$(7,003)	$(11,314)	$(10,335)	$(6,162)	$2,406

	Fiscal Years			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	68.4	73.6	72.7	71.9	70.4

Gross profit	31.6	26.4	27.3	28.1	29.6
Operating expenses:
Marketing expenses	26.7	14.2	11.4	12.3	10.3
Selling, general and administrative expenses	38.7	20.3	19.0	20.9	18.4

Total operating expenses	65.4	34.5	30.4	33.2	28.7

(Loss) income from operations	(33.8)	(8.1)	(3.1)	(5.0)	0.9
Interest (expense) income, net	(0.9)	—	—	—	—
Other (expense) income, net	(3.4)	0.2	—	0.1	—

Net (loss) income	(38.1)%	(7.9)%	(3.1)%	(4.9)%	0.9%

Comparison of the Six Months Ended July 1, 2012 and June 30, 2013

Net Sales

	Six Months Ended		Change
	Jul. 1, 2012	Jun. 30, 2013	$	%
	(dollars in thousands)
Net sales	$126,993	$272,021	$145,028	114.2%

The increase in net sales was primarily due to sales to a much larger group of customers, as the number of active customers increased 93.1% as of June 30, 2013 compared to the number of active customers as of July 1, 2012. Additionally, revenue per active customer increased 10.9% for the six months ended June 30, 2013 compared with the six months ended July 1, 2012. Net sales also increased as a result of the increase in average order value for the six months ended June 30, 2013 compared with the six months ended July 1, 2012.

Cost of Sales

	Six Months Ended		Change
	Jul. 1, 2012	Jun. 30, 2013	$	%
	(dollars in thousands)
Cost of sales	$91,252	$191,506	$100,254	109.9%
Percentage of net sales	71.9%	70.4%

Of the increase in cost of sales, $75.9 million was due to the increase in products sold to our larger customer base. In addition, shipping and fulfillment costs increased $24.4 million as a result of the increase in products sold during the period.

Marketing Expenses

	Six Months Ended		Change
	Jul. 1, 2012	Jun. 30, 2013	$	%
	(dollars in thousands)
Marketing expenses	$15,600	$28,056	$12,456	79.8%
Percentage of net sales	12.3%	10.3%

The increase in marketing expenses was primarily due to the increased number of new email subscribers acquired through paid online marketing channels, including display advertising, key word search campaigns, search engine optimization and social media. To a lesser extent, marketing expense increased due to an increase in personnel costs.

Selling, General and Administrative Expenses

	Six Months Ended		Change
	Jul. 1, 2012	Jun. 30, 2013	$	%
	(dollars in thousands)
Selling, general and administrative expenses	$26,499	$50,069	$23,570	88.9%
Percentage of net sales	20.9%	18.4%

Of the increase in sales, general and administrative expenses, $14.3 million was due to the increase in salaries and related benefits and stock-based compensation expense for customer service, merchandising, studio and technology personnel as we continued to increase our headcount across functions to support business growth. To a lesser extent, this increase was attributable to a $3.7 million increase in professional services costs as a result of business growth and a related increase in business complexity and a $3.2 million increase in our merchant processing fees, which increase in total dollars as sales increase.

Comparison of Fiscal Years 2012, 2011 and 2010

Net Sales

	Fiscal Years			Change
	2010	2011	2012	2010 to 2011		2011 to 2012
	(dollars in thousands)
Net sales	$18,376	$142,545	$331,240	$124,169	675.7%	$188,695	132.4%

2012 Compared to 2011.    The increase in net sales was primarily a result of sales to a much larger group of customers, as the number of our active customers increased 99.7% in 2012 compared to 2011. Additionally, revenue per active customer increased 16.7% in 2012 compared to 2011.

2011 Compared to 2010.    The increase in net sales was primarily due to sales to a much larger group of customers, as the number of active customers increased 403.8% in 2011 compared to 2010. Additionally, revenue per active customer increased 53.8% in 2011 compared to 2010. To a lesser extent, net sales increased as a result of the increase in average order value during 2011 compared to 2010.

Cost of Sales

	Fiscal Years			Change
	2010	2011	2012	2010 to 2011		2011 to 2012
	(dollars in thousands)
Cost of sales	$12,574	$104,949	$240,943	$92,375	734.7%	$135,994	129.6%
Percentage of net sales	68.4%	73.6%	72.7%

2012 Compared to 2011.    Of the increase in cost of sales, $101.3 million was due to the increase in products sold to our larger customer base. In addition, shipping and fulfillment costs increased $34.7 million as a result of higher overall level of net sales and the opening of our own fulfillment operations. In November 2011 and January 2012, we opened our fulfillment operations in Nevada and Ohio and discontinued our relationship with a third-party fulfillment company in April 2012. This allowed us to gain better control over our fulfillment operations and costs, which increased during the first part of the year as a result of operating three fulfillment centers during this transition to our own fulfillment operations.

2011 Compared to 2010.    Of the increase in cost of sales, $65.5 million was due to the increase in products sold to our larger customer base. In addition, shipping and fulfillment costs increased $26.9 million as a result of higher overall level of net sales and an expansion of our fulfillment center infrastructure. During 2011, we transitioned from a smaller third-party fulfillment company to a larger third-party company due to significant growth in customer orders. As a result of this transition, in 2011 we experienced increases in the costs to fulfill customer orders due to the fixed costs involved in a larger fulfillment operation.

Marketing Expenses

	Fiscal Years			Change
	2010	2011	2012	2010 to 2011		2011 to 2012
	(dollars in thousands)
Marketing expenses	$4,897	$20,228	$37,780	$15,331	313.1%	$17,552	86.8%
Percentage of net sales	26.7%	14.2%	11.4%

The increase in marketing expenses for each period was primarily due to the increased number of new email subscribers acquired through paid online marketing channels, including display advertising, key word search campaigns, search engine optimization and social media, partially offset by a decrease in the average cost to acquire a new subscriber.

Selling, General and Administrative Expenses

	Fiscal Years			Change
	2010	2011	2012	2010 to 2011		2011 to 2012
	(dollars in thousands)
Selling, general and administrative expenses	$7,112	$28,905	$63,071	$21,793	306.4%	$34,166	118.2%
Percentage of net sales	38.7%	20.3%	19.0%

2012 Compared to 2011.    Of the increase in selling, general and administrative expenses, $19.6 million was due to the increase in salaries and related benefits and stock-based compensation expense for customer service, merchandising, studio and technology personnel as we continued to increase our headcount as a result of business growth. To a lesser extent, this increase was attributable to a $4.0 million increase in our merchant processing fees, which increase in total dollars as sales increase, a $3.4 million increase in our professional services and contract labor costs as a result of business growth and a $3.2 million increase in our rent and related facilities costs as a result of our added fulfillment operations in Nevada and Ohio.

2011 Compared to 2010.    Of the increase in selling, general and administrative expenses, $11.1 million was due to the increase in salaries and related benefits and stock compensation expense for customer service, merchandising, studio and technology personnel as we continued to increase our headcount as a result of business growth. To a lesser extent, this increase was attributable to a $4.6 million increase in our rent and related facilities costs as we expanded to larger office space in Seattle, Washington and to a larger fulfillment center space in Hebron, Kentucky; a $3.7 million increase in our merchant processing fees, which increase in total dollars as sales increase; and a $1.5 million increase in professional services and contract labor costs as a result of business growth.

Quarterly Results of Operations and Other Financial and Operations Data

The following tables set forth selected unaudited quarterly results of operations and other financial and operations data for the six quarters ended June 30, 2013, as well as the percentage that each line item represents of net sales. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Apr. 1, 2012	Jul. 1, 2012	Sep. 30, 2012	Dec. 30, 2012	Mar. 31, 2013	Jun. 30, 2013
	(in thousands)
Net sales	$58,564	$68,430	$75,767	$128,479	$127,012	$145,009
Cost of sales	42,238	49,014	55,804	93,887	90,400	101,106

Gross profit	16,326	19,416	19,963	34,592	36,612	43,903
Operating expenses:
Marketing expenses	7,988	7,613	11,120	11,059	15,439	12,617
Selling, general and administrative expenses	12,238	14,260	16,272	20,301	22,786	27,283

Total operating expenses	20,226	21,873	27,392	31,360	38,225	39,900

(Loss) income from operations	(3,900)	(2,457)	(7,429)	3,232	(1,613)	4,003
Interest income, net	7	9	6	21	32	32
Other income (expense), net	46	134	5	(9)	(14)	(34)

Net (loss) income	$(3,847)	$(2,314)	$(7,418)	$3,244	$(1,595)	$4,001

	Three Months Ended
	Apr. 1, 2012	Jul. 1, 2012	Sep. 30, 2012	Dec. 30, 2012	Mar. 31, 2013	Jun. 30, 2013
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	72.1	71.6	73.7	73.1	71.2	69.7

Gross profit	27.9	28.4	26.3	26.9	28.8	30.3
Operating expenses:
Marketing expenses	13.6	11.1	14.7	8.6	12.2	8.7
Selling, general and administrative expenses	20.9	20.8	21.5	15.8	17.9	18.8

Total operating expenses	34.5	31.9	36.2	24.4	30.1	27.5

(Loss) income from operations	(6.7)	(3.5)	(9.9)	2.5	(1.3)	2.8
Interest income, net	—	—	—	—	—	—
Other income (expense), net	0.1	0.2	—	—	—	—

Net (loss) income	(6.6)%	(3.3)%	(9.9)%	2.5%	(1.3)%	2.8%

	Three Months Ended
	Apr. 1, 2012	Jul. 1, 2012	Sep. 30, 2012	Dec. 30, 2012	Mar. 31, 2013	Jun. 30, 2013
	(in thousands, except revenue per active customer and average order value)
Other Financial and Operations Data
Adjusted EBITDA(1)	$(3,112)	$(1,337)	$(6,190)	$4,719	$452	$7,017
Free cash flow(2)	$(4,385)	$(5,691)	$5,463	$13,038	$604	$(4,844)
Active customers	1,018	1,154	1,344	1,580	1,906	2,229
Revenue per active customer	$58	$59	$56	$81	$67	$65
Total orders placed	1,410	1,369	1,843	2,328	2,881	2,815
Average order value	$52.07	$52.32	$53.57	$54.61	$53.05	$53.42

(1)	Adjusted EBITDA is a non-GAAP financial measure that we calculate as earnings (loss) before interest and other income and expense, taxes, depreciation, amortization and stock-based compensation expense. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures—Adjusted EBITDA” for more information.

The following table reflects the reconciliation of net (loss) income to Adjusted EBITDA:

	Three Months Ended
	Apr. 1, 2012	Jul. 1, 2012	Sep. 30, 2012	Dec. 30, 2012	Mar. 31, 2013	Jun. 30, 2013
	(in thousands)
Net (loss) income	$(3,847)	$(2,314)	$(7,418)	$3,244	$(1,595)	$4,001
Excluding:
Interest income, net	(7)	(9)	(6)	(21)	(32)	(32)
Other income (expense), net	(46)	(134)	(5)	9	14	34
Taxes	—	—	—	—	—	—
Depreciation and amortization	642	799	889	1,039	1,167	1,312
Stock-based compensation expense	146	321	350	448	898	1,702

Adjusted EBITDA	$(3,112)	$(1,337)	$(6,190)	$4,719	$452	$7,017

(2)	Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by operating activities less net cash used in capital expenditures. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures—Free Cash Flow” for more information.

The following table reflects the reconciliation of net cash (used in) provided by operating activities to free cash flow:

	Three Months Ended
	Apr. 1, 2012	Jul. 1, 2012	Sep. 30, 2012	Dec. 30, 2012	Mar. 31, 2013	Jun. 30, 2013
	(in thousands)
Net cash (used in) provided by operating activities	$(1,371)	$(4,676)	$6,998	$15,332	$3,509	$494
Capital expenditures	(3,014)	(1,015)	(1,535)	(2,294)	(2,905)	(5,338)

Free cash flow	$(4,385)	$(5,691)	$5,463	$13,038	$604	$(4,844)

Seasonality and Quarterly Trends

We believe our results are impacted by a pattern of increased sales during the back-to-school shopping season in the third quarter and holiday shopping season in the fourth quarter which has resulted in increased sales during a portion of the third quarter and the fourth quarter each fiscal year, which then results in lower sequential growth in the first quarter. For example, net sales in the first quarter of 2013 decreased when compared with net sales in the fourth quarter of 2012. We also believe that we have experienced slower growth in orders placed during the late spring and early summer months, although we do not believe this pattern has affected net sales. We expect this seasonality to continue in future years. Our operating income (losses) have also been affected by these historical trends because many of our expenses are relatively fixed in the short term. If our growth rates were to slow, the impact of these seasonality trends on our results of operations would become more pronounced.

Our quarterly net sales increased sequentially quarter-to-quarter for all periods presented above other than the first quarter of 2013, reflecting increased demand for our products from new and existing customers. We cannot assure you that this pattern of sequential net sales growth will continue. As noted above, the seasonality of our business has resulted in net sales for the first quarter of 2013 being less than total net sales for the fourth quarter of 2012. As a result, we believe that comparisons of net sales and results of operations for a given quarter to net sales and results of operations for the corresponding quarter in the prior fiscal year are generally more meaningful than comparisons of net sales and results of operations for sequential quarters.

Our quarterly cost of sales increased sequentially quarter-to-quarter for substantially all periods presented above, primarily due to the increase in products sold to our customers during the period as well as due to corresponding increases in fulfillment and transportation costs.

Marketing expenses generally remained consistent or increased sequentially quarter-to-quarter for the periods presented above, primarily due to increased marketing programs to acquire and retain new email subscribers, users of our mobile applications and customers.

Selling, general and administrative expenses increased sequentially quarter-to-quarter for all periods presented above, primarily due to increases in salaries and related benefits as we continued to increase our headcount as a result of business growth, increases in professional services and contract labor costs as a result of business growth and increases in our merchant processing fees which increase in total dollars as sales increase.

Our business is directly affected by the behavior of consumers. Economic conditions and competitive pressures can significantly impact, both positively and negatively, the level of demand by moms and other customers for our products. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Liquidity and Capital Resources

The following tables show our cash and cash equivalents, short-term investments, accounts receivable and working capital as of the dates indicated:

	As of
	Jan. 1, 2012	Dec. 30, 2012	Jun. 30, 2013
	(in thousands)
Cash and cash equivalents	$28,361	$96,998	$83,015
Short-term investments	14,000	8,000	18,005
Accounts receivable	620	3,043	4,175
Working capital	22,821	62,605	61,240

As of June 30, 2013, our cash and cash equivalents were held for working capital purposes, a majority of which were held in cash deposits and money market funds. Cash held internationally as of December 31, 2010, January 1, 2012, December 30, 2012 and June 30, 2013 was immaterial. We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. In addition, we may elect to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of the prospectus captioned “Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

Sources of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations and through private sales of convertible redeemable preferred stock and common stock. Since inception, we have raised a total of $94.8 million from the sale of preferred stock and common stock, net of costs and expenses associated with such financings and net of repurchases of $43.5 million of capital stock.

Historical Cash Flows

	Fiscal Year			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
			(in thousands)
Net cash (used in) provided by operating activities	$(656)	$8,864	$16,283	$(6,047)	$4,003
Net cash (used in) provided by investing activities	(608)	(21,615)	(139)	1,971	(18,162)
Net cash provided by financing activities	9,903	31,955	52,493	45	158
Effect of exchange rates	—	—	—	—	18

Net increase (decrease) in cash and cash equivalents	$8,639	$19,204	$68,637	$(4,031)	$(13,983)

Net Cash Provided by (Used in) Operating Activities

Net cash provided by (used in) operating activities in each period presented has been influenced by changes in deferred revenue, inventory, accounts payable and accrued expenses. The increase in deferred revenue for each of the periods presented was primarily due to an increase in customer orders during the period which had not been delivered as of the end of the period. The changes in inventory were primarily due to changes in the number of items sold, which were either in the fulfillment centers awaiting shipment to customers or in-transit to customers. The increase in accounts payable and accrued expenses during most periods was primarily due to the growth in the business during the periods presented, which primarily relate to amounts owed to vendors for products sold on our sites, transportation expenses for products being shipped into and out of our fulfillment centers and member and customer acquisition marketing expenses. For the six months ended July 1, 2012 and June 30, 2013, accounts payable and accrued expenses decreased due to timing of payments to vendors during the period.

Net cash provided by operating activities was $4.0 million in the six months ended June 30, 2013, as a result of net income of $2.4 million, stock-based compensation expense and other non-cash charges of $5.1 million and changes in our operating assets and liabilities that used $3.5 million in cash. Inventory increased $2.5 million, accounts receivable increased $1.1 million and accounts payable decreased $5.1 million offset by increases in deferred revenue of $3.5 million and accrued expenses of $2.9 million. The increase in accounts receivable represented funds collected from our credit card processor, which were in-transit to us. The decrease in accounts payable represented additional payments to vendors, which can fluctuate depending on payment terms and timing of when we run events.

Net cash used in operating activities was $6.0 million in the six months ended July 1, 2012, as a result of net loss of $6.2 million, stock-based compensation expense and other non-cash charges of $1.9 million and changes in our operating assets and liabilities that used $1.8 million in cash. Inventory increased $2.0 million, accounts receivable increased $2.4 million and accounts payable decreased $2.1 million, partially offset by increases in deferred revenue of $3.6 million and accrued expenses of $2.2 million. The increase in accounts receivable represented funds collected from our credit card processor, which were in-transit to us. The decrease in accounts payable represents additional payments to vendors, which can fluctuate depending on payment terms and timing of when we run events.

Net cash provided by operating activities was $16.3 million in 2012, as a result of net loss of $10.3 million, stock-based compensation expense and other non-cash charges of $4.7 million and changes in our operating assets and liabilities that provided $21.9 million in positive cash flow. Accounts payable increased $14.2 million, accrued expenses increased $8.3 million, and deferred revenue increased $6.1 million, partially offset by a $3.0 million increase in inventory and a $2.4 million increase in accounts receivable. The increase in accounts payable and accrued expenses was primarily due to the growth in the business during 2012. The increase in accounts receivable represented funds collected from our credit card processor, which were in-transit to us.

Net cash provided by operating activities was $8.9 million in 2011, as a result of net loss of $11.3 million, stock-based compensation expense and other non-cash charges of $2.7 million and changes in our operating assets and liabilities that provided $17.5 million in positive cash flow. Accounts payable increased $16.3 million, accrued expenses increased $4.6 million and deferred revenue increased $2.5 million, partially offset by a $4.0 million increase in inventory.

Net cash used in operating activities was $0.7 million in 2010, as a result of net loss of $7.0 million, stock-based compensation expense and other non-cash charges of $3.3 million and changes in our operating assets and liabilities that provided $3.1 million in positive cash flow. Accrued expenses increased $2.1 million and deferred revenue increased $1.0 million.

Net Cash (Used in) Provided by Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support our fulfillment centers and our overall business growth. Purchases of property and equipment may vary from period-to-period due to timing of our expansion of our operations. Additionally, we have invested some of our excess cash balances in money market funds and commercial paper.

Net cash used in investing activities was $18.2 million in the six months ended June 30, 2013. This was primarily attributable to purchases of short-term investments related to excess cash of $18.0 million and $8.2 million in capital expenditures, which related to additional equipment for our fulfillment centers as well as software purchases and internally developed software offset by proceeds from maturities of securities of $8.0 million, which were transferred to cash.

Net cash provided by investing activities was $2.0 million in the six months ended July 1, 2012. This was primarily attributable to the proceeds from available for sale investments, which were transferred to cash, of $14.0 million and net proceeds from restricted cash of $2.0 million offset by purchases of short-term investments related to excess cash of $10.0 million and $4.0 million in capital expenditures, which related to additional equipment for our fulfillment centers as well as software purchases and internally developed software.

Net cash used in investing activities was $0.1 million in 2012. This was primarily attributable to $7.9 million in capital expenditures, which related to equipment for our fulfillment centers, software purchases, internally developed software and hardware purchases for employees and general operations offset by $5.8 million in proceeds from available for sale investments, which were transferred to cash.

Net cash used in investing activities was $21.6 million in 2011. This was primarily attributable to cash transferred into short-term investments of $14.0 million, in addition to $5.1 million in capital expenditures, which related to software purchases, internally developed software and hardware purchases for employees and general operations.

Net cash used in investing activities was $0.6 million in 2010. This was primarily attributable to $0.5 million in capital expenditures, which related to internally developed software and computer and hardware for employees and general operations, in addition to a $0.1 million increase in restricted cash.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $0.2 million in the six months ended June 30, 2013. This was primarily attributable to proceeds from the exercise of stock options.

Net cash provided by financing activities in the six months ended July 1, 2012 was primarily attributable to proceeds from the exercise of stock options.

Net cash provided by financing activities was $52.5 million in 2012. This was primarily attributable to net proceeds from preferred stock financing of $84.9 million offset by the repurchase of preferred stock from existing investors of $32.5 million.

Net cash provided by financing activities was $32.0 million in 2011. This was primarily attributable to net proceeds from preferred stock financing of $31.9 million and from common stock financing of $11.0 million offset by the repurchase of common from existing employees of $11.0 million.

Net cash provided by financing activities was $9.9 million in 2010. This was primarily attributable to net proceeds from preferred stock financing of $9.9 million.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements in 2010, 2011 or 2012, or as of the six months ended June 30, 2013, except for operating leases as discussed below.

Contractual Obligations

We lease various office and fulfillment facilities, including our corporate headquarters in Seattle, Washington under operating lease agreements that expire from 2013 to 2017. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods. We do not have any debt or material capital lease obligations and all of our property, equipment and software have been purchased with cash. We have no material long-term purchase obligations outstanding with any vendors or third parties. Our future minimum payments under non-cancelable operating leases for equipment and office facilities are as follows as of December 30, 2012:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations(1)	$15,150	$5,057	$6,654	$3,439	$—

(1)	The contractual obligation amounts in the table exclude our lease agreement for office space in Seattle, Washington executed on May 2, 2013. The lease term expires in 2024 and future minimum lease payments are approximately $61.0 million.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, inventory, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 1 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

We generate net sales from sales of children’s apparel, women’s apparel and other categories, such as toys, infant gear, kitchen accessories and home décor. We generate net sales from shipping and handling charges to our customers. We also generate net sales from the sale of services events, which are primarily electronic vouchers or access codes for our customers to redeem directly with the vendor.

We recognize revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. For product sales, these criteria are met when the customer orders an item through our sites via the electronic shopping cart, funds are collected from the customer and the item is fulfilled in one of our fulfillment centers or third-party fulfillment centers, shipped and delivered to the customer. Revenue from product sales is generally recorded at the gross amount as we are the primary obligor in the arrangement with the customer, have latitude in establishing the products available for sale and the price to the customer, are responsible for ensuring the delivery of the product to the customer and assume inventory and credit risk. For services sales, these criteria are met when the customer orders an item through our sites via the electronic shopping cart, funds are collected from the customer and the voucher or access code is downloaded from our sites. Revenue from services sales is generally recorded at the net amount, or the commission earned on the voucher, as we are acting as an agent on behalf of the vendor. The vendor is ultimately responsible for fulfilling the customer order directly with the customer and assumes the inventory risk. To date, services revenues have not been material. We defer revenue when cash is collected from our customer prior to the satisfaction of the revenue recognition criteria.

To encourage customers to purchase our products and services, we periodically provide incentive offers. Generally, these promotions include dollar-off and percentage-off discounts to be applied against current purchases. We also grant merchandise credits to participants in our referral program when the customer referral results in a sale. Merchandise credits issued through the referral program typically expire in 18 months. We record these discounts and merchandise credits as reductions of sales price at the date the promotion is redeemed. Additionally, we provide customers merchandise credits to be applied against future purchases in instances in which the customer is unsatisfied with an order. In these instances, we have established a sales reserve based on our historical experience. To date, these reserves have not been significant.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered to be more likely than not. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. We have considered future market growth, historical and forecasted earnings, future taxable income and the mix of earnings in the jurisdictions in which we operate along with prudent, feasible and permissible tax planning strategies in determining the extent to which our deferred tax assets may be realizable. Projections inherently include a level of uncertainty that could result in lower or higher than expected future taxable income. When we determine that the deferred tax assets for which there is currently a valuation allowance would be realized in the future, the related valuation allowance would be reduced and a benefit to operations would be recorded. Conversely, if we were to make a determination that we will not be able to realize a portion of our net deferred tax assets in the future (using the “more likely than not” criteria), we record an adjustment to our valuation allowance and a charge to operations in the period such determination is made.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. We do not have any unrecognized tax benefits. If interest and penalties related to unrecognized tax benefits were incurred, such amounts would be included in our provision for income taxes.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the award.

Determining the fair value of stock-based awards at the grant date represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management’s judgment. Changes in judgments could have a material impact on our results of operations and financial position. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in “—Common Stock Valuations” below.

•

Expected Term.    The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we have based our expected term for awards issued to employees (including members of our board of directors) on the simplified method, which represents the average period from vesting to the expiration of the stock option. For grants to nonemployees, the expected term is equal to the contractual term, which is generally ten years.

•

Expected Volatility.    As we have been a private company and do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historical price volatility for industry peers, which we have designated, based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers, which we have designated, consist of several public companies in the industry similar in size, stage of life cycle and financial leverage. These industry peers were also utilized in our common stock valuations. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be used in the calculation.

•	Risk-free Interest Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•

Expected Dividend Yield.    We have never declared or paid any cash dividends to common stockholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Fiscal Years			Six Months Ended
	2010	2011	2012	Jul. 1, 2012	Jun. 30, 2013
Expected volatility	65.7%	61.7%	61.7%	62.0%	51.0%
Expected term (in years)	6.16	5.69	5.98	5.96	6.78
Risk-free interest rate	2.3%	1.6%	1.0%	1.0%	1.2%
Expected dividend yield	—	—	—	—	—

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per-share value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used in the valuation model were based on future expectations combined with management judgment. Members of the board of directors and management team have extensive business, financial and investing experience. Because there had been no public market for our common stock, the board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of common stock as of the date of each option grant, including the following factors:

•	contemporaneous third-party valuations of our common stock;

•	the prices, rights, preferences and privileges of preferred stock relative to the common stock;

•	the prices of preferred stock sold to third-party investors in arms-length transactions;

•	the prices of common stock sold to third-party investors in secondary transactions or repurchased by us in arms-length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for common stock;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

We granted stock options with the following exercise prices between January 1, 2012 and June 30, 2013:

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Common Share for Financial Reporting Purposes at Grant Date	Intrinsic Value Per Underlying Common Share
February 21, 2012	849,000	$1.49	$1.49	$—
May 16, 2012	1,893,850	1.82	1.82	—
September 6, 2012	394,150	1.86	1.86	—
November 6, 2012	5,255,840	1.87	1.87	—
December 19, 2012	1,180,500	1.87	1.87	—
February 5, 2013	2,869,350	1.98	1.98	—
May 6, 2013	575,375	2.57	3.08	0.51
May 16, 2013	23,213,352	2.57	3.08	0.51

Based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of June 30, 2013 was $         million, of which $         million related to vested options and $         million related to unvested options.

In order to determine the fair value of our common stock underlying option grants issued, we determined the enterprise value, added net cash, then allocated the equity value to each class of equity securities outstanding (preferred stock, common stock and options).

For the valuations completed in December 2011, March 2012 and June 2012, the enterprise value was estimated using the market approach using the comparable company method. The market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of publicly traded companies. These multiples are then applied to our financial metrics to derive a range of estimated enterprise values.

For the valuations completed in September 2012, December 2012, March 2013 and May 2013, the enterprise value was estimated using the market approach and the income approach. The income approach estimates the fair value of the enterprise based on the present value of our future estimated cash flows and our residual value beyond the forecast period. The residual value was based on an exit or terminal multiple observed in the comparable company method analysis. The future cash flows and residual value are discounted to their present value to reflect the risks inherent in us achieving these estimated cash flows. The discount rate was based on benchmark venture capital studies of discount rates for other companies in or nearing an initial public offering, and the calculated weighted average cost of capital.

The equity value at each valuation date through March 2013 was allocated to the shares of preferred stock, common stock and options, using the option pricing method. An option pricing method treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger, sale or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The option pricing method uses the Black-Scholes option pricing model to price the call option. Estimates of the volatility applied in the Black-Scholes option pricing model were based on available information on the volatility of common stock of comparable, publicly traded companies. Management and the third-party valuation firm considered operational area, size, business model, industry, the description of comparable companies’ respective businesses set forth in public filings and the stage of their business efforts in selecting comparable companies. Although none of the comparable companies mirror our relatively unique business model, similar retailers (both online and traditional stores) were used in the peer group. A group of nine to eleven comparable companies was consistently used in both the market and income approaches. In addition, we considered secondary sales of our common stock that occurred during the relevant period. We selected the option pricing method to allocate the equity value to the common stock due to uncertainty surrounding potential exit timings. Lastly, we applied a discount for lack of marketability.

The equity value in May 2013 was allocated to the shares of preferred stock, common stock and options using both the option pricing method and the probability-weighted expected return method (“PWERM”) and then weighted to arrive at overall equity value. Under the PWERM, the value of equity is estimated based on analysis of future values for the enterprise assuming various possible outcomes and timing of those outcomes. Management and the third-party valuation firm considered two initial public offering scenarios based on information obtained from third-parties. Additionally, we applied a discount for lack of marketability.

We believe we applied a reasonable valuation method to determine the stock option exercise prices on the respective stock option grant dates. A combination of factors led to changes in the fair value of our common stock. Certain of the significant factors considered by our board of directors to determine the fair value per share of our common stock for purposes of calculating stock-based compensation costs during this period include:

February 2012

The U.S. economy and financial markets continued to gather strength during the fourth quarter of 2011 heading into the first quarter of 2012. We also continued to see strength in our business during this period. Total net sales increased from $36.5 million for the three months ended October 2, 2011 to $59.2 million for the three months ended January 1, 2012. We and a third-party valuation firm performed a valuation of our common stock as of December 31, 2011. We weighted the comparable company revenue multiple at 70% and the transaction revenue multiple at 30%. The transaction revenue multiple was weighted at only 30% due to the limited number of relevant acquisition comparables. We used the option pricing method to allocate the equity value to the common stock, and then applied a lack of marketability discount of 16%. The analysis resulted in an equity value of approximately $835 million and an estimated fair value of common stock of $1.488 per share. Based on the valuation and other factors described herein, our board of directors granted options to purchase 849,000 shares of common stock with an exercise price of $1.488 on February 21, 2012.

May 2012

The U.S. economy and financial markets continued to gather strength during the first quarter of 2012 heading in the second quarter. We also continued to see strength in our business during this period. Total net sales remained consistent at $59.2 million for the three months ended January 1, 2012 and $58.6 million for the three months ended April 1, 2012. We and a third-party valuation firm performed a valuation of our common stock as of March 31, 2012 using the market approach. We weighted the comparable company revenue multiple at 70% and the transaction multiple at 30%. The transaction revenue multiple was weighted at only 30% due to the limited number of relevant acquisition comparables. We used the option pricing method to allocate the equity value to the common stock, and then applied a lack of marketability discount of 15%. The analysis resulted in an equity value of approximately $984 million and an estimated fair value of common stock of $1.82 per share. In addition, in April 2012, one of our employees sold shares of common stock to an existing investor for $1.802 per share. Based on the valuation, such sale of shares and other factors described herein, our board of directors granted options to purchase 1,893,850 shares of common stock with an exercise price of $1.82 per share.

September 2012

The U.S. economy and financial markets continued to strengthen during the second and third quarters of 2012. We also continued to see strength in our business during this period. Total net sales increased from $58.6 million for the three months ended April 1, 2012 to $68.4 million for the three months ended July 1, 2012. We and a third-party valuation firm performed a valuation of our common stock as of June 30, 2012 using the market approach. Consistent with the prior valuation, we weighted the comparable company revenue multiple at 70% and the transaction revenue multiple at 30%. The transaction multiple was weighted at only 30% due to the limited number of relevant acquisition comparables. The comparable company multiple remained at 70% due primarily to the number of relevant public company comparables and how closely they relate to our company. We used the option pricing method to allocate the equity value to the common stock, and then applied a lack of marketability discount of 15%. The analysis resulted in an equity value of approximately $1.0 billion and an estimated fair value of common stock of $1.86 per share. Based on the valuation and other factors described herein, our board of directors granted options to purchase 394,150 shares of common stock with an exercise price of $1.86 per share.

November 2012

The U.S. economy and financial markets continued to strengthen during the third quarter of 2012. We also continued to see strength in our business during this period. Total net sales increased from $68.4 million for the three months ended July 1, 2012 to $75.8 million for the three months ended September 30, 2012.

In October 2012, we received a term sheet for our Series D preferred stock financing. In November 2012, we completed the Series D preferred stock financing. Total proceeds were $85 million at a price of $2.0744 per share. In connection with the financing, we agreed to use up to $40 million of the proceeds to repurchase preferred stock from certain existing investors at a purchase price of

$1.7632. In November 2012 we repurchased 18.4 million shares of our Series Seed preferred stock and Series A preferred stock.

We and a third-party valuation firm performed a valuation of our common stock as of September 30, 2012 utilizing both the market approach and the income approach. We weighted the market approach at 75% and the income approach at 25%. The market approach was weighted at 75% due to our consistent execution of our near-term business and revenue growth plan. We used the option pricing method to allocate the equity value to the common stock, and then applied a lack of marketability discount of 15%. The analysis resulted in an equity value of approximately $1.0 billion and an estimated fair value of common stock of $1.87 per share. Based on this valuation, the Series D preferred stock financing and other factors described herein, our board of directors granted options to purchase 5,255,840 shares of common stock with an exercise price of $1.87 per share.

December 2012

The U.S. economy and financial markets continued to strengthen during the fourth quarter of 2012. We also continued to see strength in our business during this period. In December 2012, an employee sold shares of common stock to an existing investor at a purchase price of $1.87 per share. Based on the valuation as of September 30, 2012, the Series D preferred stock financing in November 2012 and other factors described herein, our board of directors granted options to purchase 1,180,500 shares of common stock with an exercise price of $1.87 per share.

February 2013

The U.S. economy and financial markets continued to strengthen in early 2013. We also continued to see strength in our business during this period. Total net sales increased from $75.8 million for the three months ended September 30, 2012 to $128.5 million for the three months ended December 30, 2012. We and a third-party valuation firm performed a valuation of our common stock as of December 31, 2012 utilizing both the market approach and the income approach. Consistent with the prior valuation, we weighted the market approach at 75% and the income approach at 25%. We used the option pricing method to allocate the equity value to the common stock, and then applied a lack of marketability discount of 15%. The analysis resulted in an equity value of approximately $1.1 billion and an estimated fair value of common stock of $1.98 per share. Based on the valuation and other factors described herein, our board of directors granted options to purchase 2,869,350 shares of common stock with an exercise price of $1.98 per share.

March 2013

The U.S. economy and financial markets continued to strengthen during the first quarter of 2013. We also continued to see strength in our business during this period. Total net sales remained consistent at $127.0 million for the three months ended March 31, 2013 compared with $128.5 million for the three months ended December 30, 2012. We and a third-party valuation firm performed a valuation of our common stock as of December 31, 2012 utilizing both the market approach and the income approach. Consistent with the prior valuation, we weighted the market approach at 75% and the income approach at 25%. We used the option pricing method to allocate the equity value to the common stock, and then applied a lack of marketability discount of 12.5%. The analysis resulted in an equity value of approximately $1.4 billion and an estimated fair value of common stock of $2.57 per share.

May 2013

The U.S. economy and financial markets remained strong into the second quarter of 2013. We also continued to see strength in our business during this period. Based on the valuation as of March 31, 2013 and other factors described herein, our board of directors granted options to purchase 575,375 shares of common stock on May 6, 2013 and 23,213,352 shares of common stock on May 16, 2013 with an exercise price of $2.57 per share.

Subsequent to the May 2013 option grants, we re-evaluated our estimate of fair value of our common stock for financial reporting purposes as a result of our improving financial performance, our belief that an initial public offering was increasingly viable and the generally improving conditions in the capital markets in the second quarter of 2013. We and a third-party valuation firm performed a valuation of our common stock as of May 16, 2013 utilizing a hybrid approach of both the market approach and the income approach, in a consistent manner with our prior valuation, and combined this with the PWERM. We then weighted the result of the market approach and the income approach at 60% and the PWERM at 40%. The resulting equity value was $1.7 billion. The analysis resulted in an estimated fair value of common stock of $3.08 per share. As a result of our re-evaluation, we determined that the fair value of our common stock was higher than the fair market values determined in good faith by our board of directors for the options granted in May 2013. As a result, we retroactively adjusted the fair value per common share as of that date and recognized additional stock compensation expense for the six months ended June 30, 2013.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Sensitivity

Cash and cash equivalents and short-term investments were held primarily in cash deposits and money market funds. The fair value of our cash, cash equivalents and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our revenues are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound and European Euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Emerging Growth Company Status

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS

Overview

We launched the zulily website in January 2010 with the goal of revolutionizing the way moms shop. Today, we are one of the largest standalone e-commerce companies in the United States. Through our desktop and mobile websites and mobile applications, which we refer to as our “sites,” we help our customers discover new and unique products at great values that they would likely not find elsewhere. We provide moms a fun and entertaining shopping experience with a fresh selection of over 4,000 product styles offered on a typical day through various flash sales events, which are limited-time curated online sales of selected products launched each day on our sites. We source our merchandise from thousands of vendors, including emerging brands and smaller boutique vendors, as well as larger national brands. By bringing together millions of moms and a daily selection of products chosen from our vendor base, we have built a large scale and uniquely curated marketplace. Since inception through June 30, 2013, we have worked with over 10,000 brands, featured over 1.6 million product styles and sold over 42 million items to over 2.9 million customers across our platform.

zulily is a disruptive e-commerce company built to address a retail experience for moms that we believe has become uninspiring due to the concentration of sales among mass retailers and the commoditization of merchandise. While unique and differentiated merchandise for moms can still be found at boutique retailers, discovering these products can be time consuming, and the merchandise is often expensive. We distinguish ourselves by offering a fresh and affordable selection of products that inspires moms to shop. Our merchandising team constantly scours the market for new and unique brands in children’s apparel, women’s apparel and other product categories, such as toys, infant gear, kitchen accessories and home décor. Once we find these brands, we invest in photography and editorial content to tell each brand’s story in our fun and engaging voice. We then sell these products through our flash sales model, creating an impulse-driven shopping experience that delivers entertainment, value and convenience for moms anytime and anywhere. Increasingly, moms are shopping at zulily throughout their day from their mobile devices, and as a result we have optimized our platform for mobile shopping. Our focus on delivering a better and more entertaining shopping experience for moms has driven strong new customer growth as well as repeat purchasing by existing customers, which have been the keys to the differentiated economics of our business.

We have become a trusted partner for our vendors because we provide them with access to a large and highly engaged consumer audience, creating significant brand exposure and revenue opportunities. Many of our vendors are small-to-medium sized businesses and may have difficulty reaching a targeted audience of moms on a broad scale. Our vendors can reach this audience while also eliminating wholesale, direct sales and fulfillment costs for the products they sell through our platform, making zulily an attractive channel for them.

To best serve our customers and vendors, we have in place a custom, fully integrated fulfillment infrastructure consisting of our receiving, sorting, inventory management and repackaging systems which are coordinated by our proprietary fulfillment management software. Our supply chain solution efficiently handles the small-to-medium lot sizes and high inventory turnover required by our constantly changing, limited-time product offerings. We operate a minimal inventory, intermediary model where we typically take customer orders before we purchase inventory from our vendors. As a result, we are able to offer a much larger selection of products to our customers and to generate greater sales for our vendors, who are able to match a broader range of their product supply to actual customer demand.

Continual innovation through investment in technology is core to our business. We have custom built a proprietary and scalable technology platform to enable our unique business model. Our technology is built to handle the significant spikes in site traffic and transactions which frequently occur when we launch our events each day. In order to enhance relevance for our customers, we have developed extensive data collection and analytics capabilities which allow us to anticipate the shopping preferences of our customers and then personalize their site experience. Our technology platform is also designed to meet the rapid order fulfillment needs that are unique to our flash sales model. We have invested in a wide range of proprietary and third-party technology tools to, among other things, support our vendor base, protect the privacy of our customers and data, manage our large scale email notification system and deliver an optimized mobile experience to our customers.

At the scale at which we now operate, the combination of our customers, vendors and fulfillment infrastructure has resulted in powerful network effects, which we believe is a significant competitive advantage. Our large and growing customer base in a highly desirable demographic has allowed us to attract and retain vendors offering high quality and unique products. The breadth and quality of our vendors’ merchandise, which we curate daily to provide a fresh selection, enables us to attract new and repeat customers. The more revenue we generate, the more we are able to reinvest in and enhance our merchandising, product, technology and operations while driving significant cost efficiencies, thus allowing us greater operating leverage and the ability to offer a broader selection, more affordable prices and a higher level of customer service. This superior customer experience drives greater customer growth, increased loyalty and repeat purchasing, which in turn attracts more vendors.

We have achieved the following significant milestones:

•

As of June 30, 2013, we had 2.2 million active customers, or customers who had purchased at least once in the last year, an increase of 93.1% from the 1.2 million active customers we had as of July 1, 2012.

•

For the 12 months ended June 30, 2013, we generated $214 of revenue per active customer, a 10.9% increase from the $193 of revenue per active customer we generated during the 12 months ended July 1, 2012.

•	For the 12 months ended June 30, 2013, 82.9% of our U.S. orders were placed by customers who had previously purchased from us, up from 79.1% during the 12 months ended July 1, 2012.

•

In the second quarter of 2013, approximately 42% of our U.S. orders were placed from a mobile device, up from approximately 39% in the first quarter of 2013 and approximately 31% in the fourth quarter of 2012.

For 2012 and the six months ended June 30, 2013, we reported $331.2 million and $272.0 million in net sales, representing growth of 132.4% and 114.2% from 2011 and the six months ended July 1, 2012, respectively. For 2012 and the six months ended June 30, 2013, we reported a net loss of $10.3 million and $2.4 million in net income, an improvement from net losses of $11.3 million and $6.2 million in 2011 and the six months ended July 1, 2012, respectively. For 2012 and the six months ended June 30, 2013, we reported $(5.9) million and $7.5 million in Adjusted EBITDA, an improvement from $(8.9) million and $(4.4) million in 2011 and the six months ended July 1, 2012, respectively. We have been free cash flow positive on an annual basis since 2011. For information on how we define and calculate active customers, revenue per active customer, non-GAAP financial measures Adjusted EBITDA and free cash flow, and for reconciliations of Adjusted EBITDA to net loss and free cash flow to net cash (used in) provided by operating activities, see the sections of this prospectus captioned “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Financial Metrics.” All U.S. financial and other data in this prospectus includes such data related to our customers in Canada.

Our Industry

e-Commerce is a Large and Growing Market.     Euromonitor, a consumer market research company, estimated that the North American retail market was $3.1 trillion in 2012 with online retail representing $183 billion, or 5.9% of the total retail market. As consumers continue to migrate online, the online retail market is expected to become a significantly larger portion of the total retail market. Euromonitor expects the North American online retail market to grow to $360 billion by 2017, a 14.5% compound annual growth rate, or CAGR, from 2012, as compared to a 2.9% CAGR for the offline retail market over the same time period.

Moms are an Influential Consumer Demographic.    According to a 2012 report from the U.S. Census Bureau, 39 million U.S. households have children under the age of 18, representing 121 million people. In these households, we believe moms generally control an outsized share of spending, particularly spending on children’s apparel, women’s apparel and home décor. According to a 2009 report from Advertising Age, an advertising industry publication, women controlled 73% of household spending. Additionally, women and moms are over-represented as Internet shoppers. According to comScore, a market research firm, in February 2010, women accounted for 49.8% of the U.S. online population but made 61.1% of online purchases.

Women’s and Children’s Boutique Brands are Highly Fragmented.    We believe that emerging brands and smaller boutique vendors are more prevalent in the children’s apparel, women’s apparel and home décor categories compared to other retail categories. We have sold products from over 10,000 brands to date and we discover new, emerging brands on a daily basis. This fragmentation is evident in our business, as over 65% of our U.S. product sales in 2012 came from vendors, generally emerging brands and smaller boutique vendors, selling less than $50,000 of product per event.

Mobile Commerce is Growing Rapidly.    The proliferation of smartphones and tablets has made mobile commerce one of the fastest growing retail channels. According to International Data Corporation (or IDC), a market research firm, the number of U.S. mobile online shoppers is expected to grow from 52 million in 2012 to 189 million in 2017, a 29.3% CAGR. Moms also spend more time mobile shopping than the general consumer. According to eMarketer, a market research company, 23% of moms who use the Internet shop on their mobile devices as compared to 15% of the rest of the general Internet user population. Since consumers have access to their mobile devices virtually anytime and anywhere, this allows them the opportunity to browse and shop during their spare minutes throughout the day. Mobile devices also enable “push commerce” features that prompt consumers to visit mobile websites and use mobile applications. These “push” features are part of our mobile applications and allow us to send information to the users of these applications via alerts and messages, even when the application is not actively in use. For example, if these “push” features are enabled by the user, our mobile application sends an alert every morning, which appears on the screen of the mobile device prompting the user to visit our site.

Our Opportunity

Transforming How Moms Shop Online.    A new wave of e-commerce is emerging. First generation e-commerce companies were generally vertically focused product websites that answered a consumer need for directed product search (for example, “I need a camera”). We believe moms are increasingly looking to the Internet to browse and be inspired through entertaining and engaging discovery-based online shopping (for example, “I want to go window shopping”), especially while they are out and about and on their mobile devices. We believe moms are increasingly using e-commerce as a form of entertainment in addition to satisfying specific product needs.

Transforming How Emerging Brands and Smaller Boutique Vendors Reach Moms.    It is challenging for emerging brands and smaller boutique vendors to reach consumers cost effectively at scale. Smaller vendors can have great products but typically have limited marketing and distribution capabilities. Without recognizable consumer brands, these vendors may struggle to attract consumers to their own websites, if they have them at all, and may also have trouble securing distribution among mass retailers. Additionally, many emerging brands and smaller boutique vendors can be limited by their branding, photographic and editorial capabilities and therefore can struggle to present their products to consumers in a compelling way, which we believe reduces consumer demand for these products.

Our Offering

Our Offering for Moms

Making shopping entertaining for moms is core to who we are and what we do. We think beyond just offering what our consumers are directly looking for and instead look to inspire purchasing by finding and offering a curated set of products from new and emerging brands that our customers could not otherwise easily find. Moms are passionate about buying products for their kids that stand out and make their kids look special, particularly at affordable prices. Our goal is to be part of mom’s daily routine, allowing her to visit our sites and discover a selection of fresh, new and affordable merchandise curated for her every morning.

Every morning, we launch a variety of flash sales events. Typically, these events feature over 4,000 product styles from different vendors and last for 72 hours. The day’s events are kicked off by an early morning email to our email subscribers and “push” communication to users of our mobile applications. Offerings are only available for a limited time and in a limited quantity, creating urgency to browse and purchase. The majority of our products are sourced from emerging brands and smaller boutique vendors that our customers may not have heard of and whose products are not widely available online. We also offer larger nationally known brands that appeal to our customers and draw new customers to our sites. To date, we have featured and sold products from over 10,000 brands.

Before we launch an event, our photography team typically photographs our merchandise in our in-house studios and our editorial team writes about our merchandise so that we can present each day’s selection of product in our fun and engaging voice. The experience, creativity, resourcefulness and efficiency of our merchandising, creative and operations teams enable us to feature over 250,000 product styles per quarter. We work to create the most compelling price points for our customers, with the average item on our sites offered for over 50% off the manufacturer’s suggested retail price. We then use our proprietary technology, data analytics and personalization tools to segment our audience, offering each mom a curated and optimized shopping experience that features brands, products and events that we believe are most relevant for her.

Our Offering for Vendors

Our primary vendors are emerging brands and smaller boutique vendors. These are typically small-to-medium sized businesses, many of which were started by mom entrepreneurs. Since these vendors’ products are typically not available broadly online, the vendors generally work with us to gain brand awareness and generate incremental sales. We introduce these vendors to our large audience and help them tell their stories in a way that differentiates their products and properly reflects their brand attributes. Our entire operational infrastructure—photography studios, editorial writers, fulfillment operations and technology capabilities—is designed to showcase these emerging brands’ and smaller boutique vendors’ products in the most compelling, engaging and personalized way, providing great value to our customers and revenue to our vendors as cost-effectively as possible.

We serve as an important channel for our vendors because by working with us they eliminate wholesale, direct sales and fulfillment costs for the products they sell through our platform. Because of our minimal inventory, intermediary model and short event cycle, we are able to experiment with a broad range of new products and a wide variety of vendors on a regular basis. Our vendors typically provide us with first-run, in-season merchandise as they are incentivized to get their best products in front of the broadest potential customer base. We supplement our boutique brand offerings with events from larger national brands and often become a meaningful partner for these larger national brands as well, driving significant sales and vendor loyalty. Of the vendors we featured for the first time in 2011, 75% have returned to sell again at least once on our sites through June 30, 2013. We typically purchase merchandise from our vendors through purchase orders we issue as we conduct flash sales events. We do not typically have long-term agreements or exclusive arrangements with our vendors.

Our Strengths

We are one of the largest standalone e-commerce companies in the United States. We have achieved this due to our following key strengths:

Our Scale Drives Network Effects.    We have built significant scale with over 2.9 million customers who have purchased over 42 million items from over 10,000 brands on our sites. Our scale is fundamental to our business as it has enhanced our operating leverage and enabled us to continue our significant investment in merchandising, product, technology and operations while driving significant cost efficiencies. Our scale also allows us to attract and retain more customers by offering a greater selection and more affordable prices in our curated marketplace, which leads to higher volumes sold for our vendors. This powerful network effect enables us to build on our current market leadership by continuing to attract thousands of vendors and millions of moms.

Highly Regarded and Trusted Brand.    Since 2010, we have worked to build a deep connection with our passionate audience of moms. Customers associate the zulily brand with helping moms discover emerging brands and smaller boutique vendors and offering new and unique products at great values in a fun and entertaining format. Moms are passionate about zulily, and the role we play in their daily lives is what keeps them coming back. As our scale grows, our brand value is increasingly becoming a significant point of differentiation with both customers and vendors.

Strong Customer Loyalty Drives High Purchase Frequency and Powerful Economics.    For many moms, browsing and shopping zulily is a part of their daily routine which is demonstrated by the frequency of their purchases from us. While we continue to add new customers in larger monthly cohorts, previous cohorts of customers continue to purchase from our sites at a consistent rate. Our low customer acquisition cost, high customer loyalty and high repeat purchasing rate drive high customer lifetime value and rapid marketing payback.

To illustrate the costs of acquiring customers and the contribution to our operating results, we compared the estimated net sales and contribution margin generated from email subscribers acquired during the first quarter of 2011, which we refer to as our Q1 2011 cohort, to the total marketing expenses we incurred to acquire those subscribers. Contribution margin is a non-GAAP financial measure, which we define as our gross margin less our merchant processing fees and our general and administrative expenses associated with our merchandising, customer service, order fulfillment and studio operations. The Q1 2011 cohort included 1.1 million email subscribers who we initially spent $3.8 million in total marketing expenses to acquire in that quarter, and which we have converted into approximately 259,000 customers as of June 30, 2013. We estimate this cohort has generated an aggregate of $93.3 million in U.S. net sales and $15.4 million in contribution margin through June 30, 2013. We believe that the trends demonstrated by this cohort are evident of our broader customer base. Please see the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance” for more information on contribution margin and a reconciliation to gross profit.

Large Merchandising Team Sources Unique Selection of Curated Merchandise From Diverse Vendor Group.    We have built a large scale merchandising organization specifically designed to source new and unique products from emerging brands and smaller boutique vendors, as well as larger national brands. Our team of 302 merchandising professionals source, cultivate and manage thousands of vendor relationships, resulting in a highly diversified vendor base, with our largest vendor in 2012 accounting for less than 1.5% of our net sales. By sourcing a large number of vendors and providing them with strong support, we are able to offer our customers a broad and unique selection of curated products that is refreshed on a daily basis.

Strong Mobile Offering Drives Customer Convenience.    Mobile is a large and growing part of our business. In the second quarter of 2013, approximately 42% of our U.S. orders were placed from a mobile device, up from approximately 39% in the first quarter of 2013 and approximately 31% in the fourth quarter of 2012. We find that moms want to browse our products whenever they have a few minutes of free “mom time” regardless of their location. We have invested in technology to optimize our platform and shopping experience for use on the majority of mobile devices including mobile applications for the iPhone, iPad and Android-based devices. We believe that our ability to anticipate and react to significant platform shifts by our audience will continue to drive growth in our business.

Differentiated Use of Consumer Data and Technology Drives Personalization.    Our scale and product depth across categories, brands and styles, along with our customers’ high visit frequency and the requirement to provide a username and password to enter our sites, provides us meaningful behavioral data on our customers. We use rigorous data analytics and our proprietary technology to understand our email subscribers’ and customers’ browsing and shopping patterns and personal preferences and then target daily events to them with the goal of maximizing relevance, engagement, sales and repeat purchasing. Personalization allows us to offer large scale breadth and depth of selection while maintaining curated niche product discovery and enabling us to move into adjacent categories without losing relevance to our target customer.

Efficient, Custom-Built Fulfillment Operations.    Our operational infrastructure differs greatly from that of many online and offline retailers in that it was custom built to handle small to medium sized inventory lots, a large number of rapidly changing items and high inventory turnover, all while maintaining minimal inventory levels. We also designed our systems to support emerging brands and smaller boutique vendors that often need more help shipping and delivering their products. To support our unique minimal inventory, intermediary model and to control quality, speed and efficiency, we developed and currently operate our own fulfillment system in the United States that as of June 30, 2013 encompassed 1.1 million square feet of leased fulfillment space and a warehouse management system that we specifically designed for our flash sales model. Our proprietary fulfillment operations regularly handle over 100,000 items a day from thousands of product styles that change each day and require different handling processes.

Attractive Economic Profile with Strong Leverage.    Our business model has been carefully planned to maximize performance and efficiency. It enables us to conduct successful and profitable events at all sizes, including smaller ones. For example, in 2012, 90% of our events generated less than $50,000 in U.S. product sales and these smaller events accounted for approximately 65% in U.S. product sales. Because we typically take customer orders before purchasing the inventory from our vendors, we are able to hold minimal inventory while maintaining favorable payment terms from vendors. Relative to our scale, we have required modest capital expenditures to support our operations. Our business has been cash flow positive on an annual basis since 2011, while continuing to experience significant growth. The strength of our economic profile allows us flexibility to further invest in our business.

Our Strategy

Our objective is to be the leading online retail destination for moms. We plan to attain this goal through the following key strategies:

Continue to Acquire New Customers.    We believe that there is significant room to further grow our customer base cost effectively. We plan to grow our customer base by attracting visitors to our sites through targeted and cost-effective marketing campaigns and then converting these email subscribers into active customers. We test new marketing channels and campaigns aimed at attracting new email subscribers and converting existing email subscribers into customers, constantly and rigorously measuring the returns on these campaigns.

Continue to Increase Customer Loyalty and Repeat Purchasing.    Our goal is to maintain our leadership as a preeminent e-commerce company by continuing to offer a wide variety of new and unique products, refreshed daily and curated specifically for moms, at compelling values and presented in a fun and entertaining format. Ultimately, we aim to become part of each of our customer’s daily routine by broadening the ways in which we interact with our customers, including via mobile, social and email channels. We also regularly introduce new categories, brands and products of interest to moms, and work to maximize the relevance of the items we display, thereby improving customer satisfaction, increasing customer loyalty and driving higher repeat purchasing.

Continue to Add New Vendors and Strengthen Existing Vendor Relationships.    Our merchandising team is continually discovering new vendors with compelling and unique merchandise to add to our large base of existing repeat vendors. We use the substantial structural advantages in our business model to build strong long-term relationships with our vendor partners. Our platform creates a large scale marketing, technology and distribution advantage that our vendors can leverage, efficiently and cost-effectively, to drive greater brand awareness and significant incremental sales. We will continue to develop tools that allow us to provide our new and existing vendors with a compelling return on investment and a successful platform to scale their businesses.

Continue to Invest in Our Mobile Platform.    The e-commerce industry’s shift to mobile represents a key growth opportunity for us. We expect our mobile revenue to continue to grow overall and as a percentage of net sales, and as a result, we place a significant emphasis on enhancing and developing our mobile applications, as well as our mobile websites.

Expand International Presence.    To date, we have primarily focused on expanding our U.S. business (in which we include Canada) and are just beginning to focus on our international strategy. In April 2012, we launched our first international site, with a small team based in the United Kingdom. For 2012 and the six months ended June 30, 2013, we generated $4.9 million and $5.9 million in net sales internationally, or 1.5% and 2.2% of total net sales, respectively. We are gradually increasing the level of investment in our international expansion and plan to continue to invest in and develop international markets, balanced with a continued focus on building the core North American market.

Opportunistically Pursue Strategic Acquisitions.    We may expand our business through opportunistic acquisitions that will allow us to enhance our customer offering, enter new geographies or leverage our existing platform capabilities, among other things.

Our Merchandise

We offer merchandise primarily targeted at moms purchasing for their children, themselves and their homes. Our merchandise includes children’s apparel, women’s apparel, and other product categories such as toys, infant gear, kitchen accessories and home décor. Many of our customers initially purchase children’s apparel from us, but as they discover new products on our sites, they begin purchasing other categories as well. While children’s apparel is our largest merchandise category today, we have expanded our categories over time such that all non-children’s apparel categories combined accounted for 53% of our U.S. units ordered in the six months ended June 30, 2013, up from 45% in all of 2012. Our model of rapidly launching new styles allows us to easily experiment with new categories efficiently and cost-effectively. The average value of an order placed during the six months ended June 30, 2013 was $53.23. Our current categories include:

Category	Offering
Children’s Apparel	Infant, Two to Six Year Old Children, Tween Girls, Tween Boys, Accessories, Shoes

Women’s Apparel	Apparel, Special Sizes, Maternity/Nursing, Intimates, Accessories, Shoes

Children’s Merchandise	Infant Gear, Sports Equipment, Toys, Books

Other Merchandise	Kitchen Accessories, Home Décor, Entertainment, Electronics, Pet Accessories

We employ a team of 302 merchandising professionals who are specifically trained to source, cultivate and manage relationships with emerging brands and smaller boutique vendors as well as larger national brands and to buy new and unique products for our high volume, limited-time events. We launch events with over 4,000 product styles on a typical day, and therefore, our merchandising team is a strong competitive advantage for us. We have also built processes around our merchandising efforts, such that we are able to launch an event for a new vendor within a few days of receipt of that vendor’s product samples.

Sales and Marketing

We acquire new email subscribers through a diverse set of paid and unpaid marketing channels, including affiliate channels and partners, customer referrals, direct navigation, display advertising, key word search campaigns, search engine optimization, social media and television ads. Core to our business model is that we acquire customers once via paid and unpaid sources, and then we drive engagement and repeat purchases from those customers over a long period of time through the sending of daily emails and mobile “push” communications. In the six months ended June 30, 2013, 76% of the U.S. daily visitors to our sites came via our email or mobile “push” communications or other unpaid sources, such as direct navigation and search engine optimization.

We evaluate each of our marketing initiatives for its return on investment based on marketing spend measured against net sales and contribution margin generated. Although some of the visitors to our sites become customers when they first sign up, other visitors may sign up to receive our emails and “push” communications months before they make their first purchase. A portion of our marketing spend is meant to target these visitors for whom the conversion to purchasing comes after we have built a substantial relationship with them through regular contact and outreach over time.

Technology

Continual innovation through investment in technology is core to our business. We use our technology platform to improve the experience of our customers and vendors, increase the purchase frequency and average order size of our customers and optimize the efficiency of our business operations. Our technology team is focused on rapid innovation through advanced agile software development processes. Our scalable platform uses custom-built and third-party technologies to support our specific customer and vendor requirements, including handling significant spikes in site traffic and transactions on a daily basis, and the rapid order fulfillment needs that are unique to our flash sales and minimal inventory model. We believe we can quickly scale our infrastructure to accommodate significantly higher volumes of site traffic, customers, orders and the overall growth in our business. As of June 30, 2013, our technology team consisted of 89 employees.

We have built a comprehensive set of technology solutions, including:

•

e-Commerce Platform.    Our core e-commerce platform consists of our customer facing desktop website, our mobile website and applications, our order processing and customer service systems. We designed our platform to be stable, secure and cost-effective.

•

Mobile Platform and Applications.    Mobile is a key component of our long-term strategy and we have made significant investments in our mobile functionality. Our mobile website and applications for iPhone, iPad and Android-based devices were custom built for our unique needs and are powered by the same core platform that powers our e-commerce platform.

•

Relevancy and Personalization Systems.    Our system is designed to provide a customized and personalized experience in real time to each email subscriber and customer in order to maximize the relevancy of the products we present to them. To provide this personalized experience, we process and analyze the large amounts of data generated by our email subscribers’ and customers’ browsing and shopping patterns on our sites.

•

Customer Messaging.    Every morning we send millions of personalized emails and alerts to our email subscribers and users of our mobile applications in less than 20 minutes. To do this we have built an advanced customized messaging platform leveraging both our own proprietary technology solutions and third-party software solutions. In addition, our systems manage standard e-commerce customer communications such as order and shipment confirmations on a routine basis.

•

Merchandising and Vendor Tools.    We have built tools, including vendor management, vendor portal, catalog and price management and event management, that leverage our own proprietary technology and open source technology to manage our event process from end-to-end. Our platform supports hundreds of internal users and thousands of vendors and is designed specifically to effectively support emerging brands and smaller boutique vendors who may have limited systems and technical expertise.

•

Fulfillment Management Systems.    Our fulfillment management system combines custom-built and third-party software to satisfy our unique needs in a flexible and efficient manner. Our system allows us to efficiently manage inventory, track orders, fulfill orders and deliver the products to our customers in a timely manner. Our fulfillment management systems are integrated with our customer messaging system in order to provide real time information on order status and expected delivery date.

Our Operations

Studios

As of June 30, 2013, we operated 39 in-house studios in the United States and the United Kingdom, where our teams efficiently style, photograph, photo edit and compose copy of products. Over the past year, we have significantly increased the number of styles that we offer, and have achieved scale benefits in our cost structure.

Customer Service

Our goal in customer service is to “deliver magical service that inspires customers to be advocates for life.” We use both in-house operations in Seattle and a third-party customer service center in Eastern Washington which allows us to deliver high quality service at lower costs. Our goal is to deliver the highest quality of customer service to our customers, and our customer service operators are empowered to make the right decision for the customer and strengthen her experience with zulily.

Fulfillment

We lease and operate fulfillment centers in Nevada and Ohio, and rely on a third party to operate a fulfillment center for us in the United Kingdom, to receive, package and ship merchandise. We have 1.1 million square feet of fulfillment center space in the United States and, in the six months ended June 30, 2013, regularly handled more than 100,000 items per day through our U.S. fulfillment centers. We designed our fulfillment centers to receive shipments of small to medium sized inventory lots that often arrive without barcodes or universal product codes already on them, then sort these shipments and repackage them together with other products to send to customers. Additionally, because we have constantly changing inventory, our systems and processes are customized for different product sizes, types and other specifications. We invest in our fulfillment centers to support our business growth, while maintaining the flexibility to adjust to changes and adopt new process improvements. We believe that our fulfillment center capacity is sufficient to support our current needs and near-term growth.

Our Culture

Our culture is defined by our goal to surprise and delight moms on a daily basis and to make our vendors feel like “hero for a day” each time they are featured on our sites. To be the best place to shop for moms, babies and kids, we use these principles to guide our culture:

•	We Work for Mom. Everything we do each day—big and small—is focused on delighting her. Details matter.

•	zuperheroes Can do Anything. We make the impossible happen. And we do it on zulily time—fast!

•	Embrace Change. 6am is coming. Do great work, but welcome feedback and change. We can always do better.

•	Color Outside the Lines. Don’t chase or imitate competitors; innovate ahead of them. Our business model means every day is different.

•

Take Ownership.    Learn to do your job well, then pick your head up and see what else you can do. Never say “that’s not my job.” Pitch in, do more with your resources. And spend money as if it’s your own—carefully and for the right reasons.

•	Use Your Words. Make personal connections. Talk to each other and know you have access to everyone in the company.

•

Take a Moment to Have Fun.    We’re building a great retail brand, and that means a lot of hard work. Instead of letting it weigh us down, we make room for lighthearted moments. It takes smiles to make something delightful.

Competition

We view our target market broadly, based on our target mom demographic, and we believe we are competitive with any retailer where our customers shop. We face significant competition from both online and offline retailers. Our customers have a wide variety of shopping options that include:

•

Direct e-Commerce Websites and Online Marketplaces.    These websites include pure play e-commerce companies, such as Amazon.com, the e-commerce platforms of traditional retailers, such as Target, Toys“R”Us and Walmart, and online marketplaces such as eBay.

•

In-person Stores and Boutiques.    These include discount and mass-merchandisers, such as Target, Toys“R”Us and Walmart, as well as boutique sellers of children’s apparel, women’s apparel, toys, infant gear, kitchen accessories and home décor and other products.

We compete based on: product curation and selection, personalization, value, convenience, ease of use, consumer experience, vendor satisfaction and shipping time and cost. While our industry is evolving rapidly and is becoming increasingly competitive, we believe that we compete favorably across these dimensions taken as a whole.

Intellectual Property

We rely on laws and regulations, as well as contractual restrictions, to protect our intellectual property and proprietary rights. As of June 30, 2013, we had two pending patent applications directed to our technology in the United States. In addition, we pursue the registration of our key trademarks and domain names in the United States and in certain locations outside the United States.

As of June 30, 2013, we had nine trademark registrations and 95 trademark applications pending. Our trademark applications, which have been filed in approximately 20 countries or regions, have focused primarily on the following trademarks: zulily, the zulily design mark and the “Z” design associated with our mobile application. These trademarks are material to our business; they enable others to easily identify us as the source of our products and services and are essential to our brand identity. We also rely on copyright laws to protect the photographs and content on our site, as well as our sites themselves and some components of our software, although we have not sought copyright registrations to date. We have registered numerous Internet domain names related to our business. We control access to our confidential information by entering into confidentiality agreements with our employees, contractors and third parties, such as vendors, service providers, individuals and entities that may be exploring a business relationship with us. Our employees and contractors also enter into agreements to assign to us the inventions and content they produce in performing their jobs.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States, Canada, the European Union or other countries in which we operate. Also, the efforts we have taken to protect our trademarks and confidential information may not be sufficient or effective. We may be unable to prevent competitors from acquiring domain names or marks that are similar to, infringe upon or diminish the value of our domain names, marks, copyrights and our other intellectual property rights. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting and enforcing our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our confidential information could make it more expensive to do business and harm our operating results.

Companies in the e-commerce, apparel, retail and other industries may own large numbers of patents, copyrights and marks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We routinely offer third-party goods, promote third-party content and feature third-party brands. We have been subject to, and expect to continue to face, allegations that we have infringed or otherwise violated the marks, copyrights, patents and other intellectual property or proprietary rights of third parties. Any intellectual property infringement claim or similar claim against us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding or business methods found to be in violation of another party’s rights. Further, although we contractually require our vendors to indemnify us against any liability for claims that arise out of their brands and their materials being featured on our sites, vendors may not be solvent or financially able to indemnify us. We might be required or may opt to seek a license for rights to intellectual property rights held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense and which we may not be able to perform efficiently or at all. If we cannot use, license or develop technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Further, as we face increasing competition and as our business grows, we will likely face more claims of infringement.

Employees

As of June 30, 2013, we had 886 employees, including 302 in merchandising, 89 in technology, 75 in fulfillment and 47 in marketing. Additionally, we rely on independent contractors and temporary personnel to supplement our workforce, primarily in our fulfillment centers. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters currently occupy approximately 110,000 square feet of office space in Seattle, Washington pursuant to a lease that expires in June 2014. By February 2014 we anticipate completing the move into our new corporate headquarters in Seattle. The lease for our new facility is for up to 236,000 square feet and expires in 2024, and provides for a right to terminate in January 2021, subject to satisfaction of certain payment obligations. Following completion of this move, with approval of the landlord, we may sublease our current corporate headquarters office space. We lease an approximately 737,000 square foot fulfillment center in Lockbourne, Ohio, pursuant to a lease that expires in May 2017. We also lease an approximately 17,000 square foot corporate office which houses a merchandising team and production studios in Columbus, Ohio, pursuant to a lease that expires in May 2017. Additionally, we lease an approximately 328,000 square foot fulfillment center in McCarran, Nevada, pursuant to a lease that expires in December 2014. We maintain offices in the United Kingdom, leasing approximately 7,000 square feet, pursuant to a lease that expires in February 2017. We believe that our facilities are suitable and adequate to meet our current needs. We intend to add new facilities and fulfillment centers or expand existing facilities and fulfillment centers as needed as we add employees and expand operations. We believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Matters

From time to time, we receive claims and become subject to regulatory investigations or actions, consumer protection, employment, intellectual property and other commercial litigation related to the conduct of our business. We also pursue enforcement actions to protect our legal rights. We may also become more vulnerable to third-party claims as we become subject to laws in jurisdictions where the underlying laws with respect to the potential liability of online intermediaries are either unclear or less favorable, or as the law in this area evolves. Such litigation is costly and time consuming and can divert our management and key personnel from our business operations. The uncertainty of litigation increases these risks. In connection with such litigation, we may be subject to significant damages, associated costs, or equitable remedies relating to the operation of our business and the sale of products on our site. Any such litigation may materially harm our business, prospects, results of operations, financial condition or cash flows.

These and other types of claims could result in increased costs of doing business through legal expenses, adverse judgments or settlements or require us to change our business practices in expensive and significant ways. In addition, litigation could result in interpretations of the law that require us to change our business practices or otherwise increase our costs.

Additional litigation may be necessary in the future to enforce our intellectual property rights, our contract rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of outcome or merit, could damage our reputation, and could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business.

Government Regulation

Our business is subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include federal and state consumer protection laws protecting the privacy of consumer information and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state privacy laws and regulations, we must provide notice to consumers of our policies on sharing sensitive information with third parties, advance notice of any changes to our policies and, in some instances, we may be obligated to give customers the right to prevent sharing of their sensitive information with unaffiliated third parties. The growth and demand for e-commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. These consumer protection laws could result in substantial compliance costs.

In many jurisdictions, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce. In addition, new tax regulations in jurisdictions where we do not now collect state and local taxes may subject us to the obligation to collect and remit state and local taxes, or subject us to additional state and local sales and income taxes, or to requirements intended to assist states with their tax collection efforts. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and e-commerce could result in significant additional taxes on our business. These taxes or tax collection obligations could have an adverse effect on our cash flows and results of operations. Further, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of August 31, 2013:

Name	Age	Position
Darrell Cavens	40	Co-Founder, President, Chief Executive Officer and Director
Mark Vadon(2)(3)	43	Co-Founder and Chairman of the Board
Marc Stolzman	47	Chief Financial Officer
Lori Twomey	51	Chief Merchant
Luke Friang	43	Chief Information Officer
Robert Spieth	51	Chief Operating Officer
David Atchison	34	Senior Vice President, Marketing
W. Eric Carlborg(1)	49	Director
Dan Levitan(2)(3)	56	Director
Youngme Moon(1)(3)	49	Director
Michael Potter(1)	52	Director
Spencer Rascoff(2)	37	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Darrell Cavens, one of our co-founders, has served as our President, Chief Executive Officer and a member of our board of directors since October 2009. From July 2008 to October 2009, Mr. Cavens served as the director of BizTalk Server and SQL Server at Microsoft Corporation, a software company. From 1999 to 2008, Mr. Cavens held various positions at Blue Nile, Inc., an online retailer of fine jewelry, most recently serving as Senior Vice President of Marketing and Technology. From 1996 to 1999, Mr. Cavens served as a staff engineer within the Advanced Development team at Starwave Corp., a software and website company that merged with InfoSeek Corporation, an Internet search and navigation company, and was later acquired by The Walt Disney Company, a worldwide entertainment company. Mr. Cavens attended the University of Victoria in Canada from 1990 to 1994. Mr. Cavens is also on the board of directors of Trupanion, Inc., a pet insurance company.

Mr. Cavens was selected to serve on our board of directors because he is a co-founder, our Chief Executive Officer and a significant stockholder.

Mark Vadon, one of our co-founders, has served as Chairman of our board of directors since October 2009 and has been an employee since July 2013. From 1999 to February 2008, Mr. Vadon was Chief Executive Officer of Blue Nile, which he founded in 1999, and he is currently Chairman of the board of directors of Blue Nile. From 1992 to 1999, Mr. Vadon was a consultant for Bain & Company, a management consulting firm. Mr. Vadon holds an A.B. in Social Studies from Harvard University and an M.B.A. from Stanford University. Mr. Vadon is also on the board of directors of The Home Depot Inc., a home improvement retailer.

Mr. Vadon was selected to serve on our board of directors because he is a co-founder, has extensive retail experience and is a significant stockholder.

Marc Stolzman has served as our Chief Financial Officer since September 2012. From August 2011 to September 2012, Mr. Stolzman served as Chief Financial Officer, Secretary and Principal Accounting Officer at Zumiez Inc., an action sports lifestyle retailer. From June 2008 to November 2010, Mr. Stolzman served as Chief Financial Officer at Blue Nile. From 2007 to 2008, Mr. Stolzman served as Chief Financial Officer at Imperium Renewables Inc., a biodiesel producer. From 1994 to 2007, Mr. Stolzman held various roles at Starbucks Corporation, a retailer of specialty coffee, most recently serving as Senior Vice President of International Finance and Business Development. From 1988 to 1994, Mr. Stolzman served as Director of Finance at Lamonts Apparel, Inc., a chain of department stores. Mr. Stolzman holds a B.A. in Finance from Washington State University.

Lori Twomey has served as our Chief Merchant since October 2010 and prior to that had served as our Vice President, Merchandising since November 2009. From April 2007 to March 2009, Ms. Twomey held various roles at Charming Shoppes, Inc., a specialty apparel retailer, including serving as President of the Charming Direct division from September 2008 to March 2009 and President of the Crosstown Traders division from April 2007 to September 2008, where she launched the Lane Bryant Woman catalog. From 1991 to 2007, Ms. Twomey held various roles at Eddie Bauer Holdings Inc., a holding company that operates the Eddie Bauer clothing store chain, most recently serving as General Merchandise Manager of direct-to-consumer sales from 2000 to 2007. Ms. Twomey received her fashion retail and business certificate in fashion merchandising from Renton Technical College.

Luke Friang has served as our Chief Information Officer since February 2011. From 2006 to January 2011, Mr. Friang served as Vice President and Chief Information Officer at drugstore.com, inc., an online retailer of health and beauty products, which was acquired by Walgreens Co., a drugstore chain, in 2011. From 2001 to 2006, Mr. Friang served as Senior Director of e-Commerce Technologies at Costco Wholesale Corporation, a membership warehouse retailer. From 1997 to 2001, Mr. Friang served in a variety of roles at Spiegel, Inc., a retailer and direct marketer of apparel, and its associated companies, including Eddie Bauer, Inc., an apparel retailer, and The Spiegel Catalog, a catalog and online retailer of clothing and home products. At Eddie Bauer, Mr. Friang served as Director of Internet Technologies and was responsible for the development of www.eddiebauer.com in 1999 and 2000. Mr. Friang studied business administration, computer sciences and Internet technology at Edmonds Junior College and North Seattle Community College. Mr. Friang served on the board of directors for the Washington Technology Industry Association from January 2010 to December 2011.

Robert Spieth has served as our Chief Operating Officer since February 2013. From 1999 to 2013, Mr. Spieth held various positions at Ozburn-Hessey Logistics, LLC, a third party logistics company, including serving as President of the Contract Logistics division from 2006 to 2013, serving as Chief Information Officer from 2003 to 2006 and serving as Senior Vice President of Operations from 1999 to 2003. From 1996 to 1998, Mr. Spieth served as General Manager at Arrow Electronics, Inc., a products, services and solutions provider for users of electronic components. Mr. Spieth holds an A.B. in Physics from Princeton University and an M.B.A. from Harvard Business School.

David Atchison has served as our Senior Vice President, Marketing since June 2013 and prior to that had served as our Vice President, Marketing since January 2010. From July 2008 to January 2010, Mr. Atchison served as Director of Marketing and Analytics at RedEnvelope, Inc., an online provider of high quality gifts and a division of Provide Commerce, Inc., an e-commerce company. From 2005 to 2008, Mr. Atchison served as Director of Analytics at ProFlowers, Inc., an online florist and also a division of Provide Commerce. Mr. Atchison holds a B.S.E. in Operations Research and Financial Engineering from Princeton University.

Non-Employee Directors

W. Eric Carlborg has served as a member of our board of directors since October 2011. Since June 2010, Mr. Carlborg has served as a partner at August Capital, a venture capital firm. From April 2006 to June 2010, Mr. Carlborg served as a partner at Continental Investors LLC, an investment company. From 2005 to 2006, Mr. Carlborg served as Chief Financial Officer of Provide Commerce. From 2001 to 2004, Mr. Carlborg was a managing director of investment banking with Merrill Lynch & Co., a financial services company, and also served as Co-Head of Technology Investment Banking. Mr. Carlborg holds a B.A. in Economics from the University of Illinois and an M.B.A. from the University of Chicago. Mr. Carlborg previously served on the board of directors of Bodybuilding.com, LLC, an online sports nutrition and supplement company, Big Lots, Inc., a discount chain of retail stores, and Veritec Solutions, LLC, a database provider. Mr. Carlborg is also on the board of directors of Blue Nile, Snagajob.com, Inc., an online hourly employment recruiting company, Avant Credit Corporation, an online personal loan lender, PubMatic, Inc., an online advertising revenue optimization company, and Dydacomp Development Corporation, a software company.

Mr. Carlborg was selected to serve on our board of directors based on his extensive background in accounting and financial management.

Dan Levitan has served as a member of our board of directors since May 2010. In 1998, Mr. Levitan co-founded Maveron LLC, a venture capital firm that invests in consumer companies. From 1983 to 1997, Mr. Levitan was an employee of Wertheim Schroder & Co., an investment banking firm that was sold to Salomon Smith Barney Inc. in 2000, most recently serving as a managing director. Mr. Levitan holds an A.B. from Duke University and an M.B.A. from Harvard Business School. Mr. Levitan previously served on the board of directors of Cranium, Inc., a game company, drugstore.com and The Motley Fool, Inc., a multimedia financial services company. Mr. Levitan also serves on the board of directors for Decide Inc., a price prediction and shopping company, PayNearMe Inc., a cash-based payment platform company, Pinkberry, Inc., a premium frozen yogurt retailer, Potbelly Sandwich Works, LLC, a national quick service restaurant chain, and Trupanion. In addition, Mr. Levitan is also on the advisory board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and the board of trustees of Seattle Children’s Hospital Foundation.

Mr. Levitan was selected to serve on our board of directors based on his extensive experience with consumer companies and the venture capital industry.

Youngme Moon has served as a member of our board of directors since July 2013. Dr. Moon has been Senior Associate Dean and Chair, M.B.A. Program, since August 2010 and the Donald K. David Professor of Business Administration at Harvard Business School since July 2008, having joined the faculty in June 1998. From 1997 to 1998, Dr. Moon was a professor at the Massachusetts Institute of Technology. Dr. Moon holds a B.A. from Yale University, an M.A. from Stanford University and a Ph.D. from Stanford University. Dr. Moon is also on the board of directors of Avid Technology, Inc., a supplier of non-linear video and audio editing systems.

Dr. Moon was selected to serve on our board of directors based on her expertise in innovative consumer and other marketing strategies.

Michael Potter has served as a member of our board of directors since March 2011. From October 2011 to March 2012, Mr. Potter served as our Chief Operating Officer. From 1991 to 2005, Mr. Potter held various positions with Big Lots, most recently serving as Chairman, President and Chief Executive Officer. Mr. Potter holds a B.S. in Management and Finance from the University of Oregon and an M.B.A. from Capital University. Mr. Potter previously served on the board of directors of Newegg Inc., an online retailer, and Big Lots. Mr. Potter also currently serves on the board of directors of Blue Nile and Coldwater Creek Inc., a retailer of clothing and household goods.

Mr. Potter was selected to serve on our board of directors based on his experience as a board member with numerous retail and e-commerce companies as well as his experience as an executive and Chairman and Chief Executive Officer for a Fortune 500 company.

Spencer Rascoff has served as a member of our board of directors since June 2013. Since September 2010, Mr. Rascoff has been the Chief Executive Officer of Zillow, Inc., a provider of real estate and home-related information marketplaces. Mr. Rascoff joined Zillow as one of the founding employees in 2005 as Vice President of Marketing and Chief Financial Officer, and served as Chief Operating Officer from December 2008 until he was promoted to Chief Executive Officer. From 2003 to 2005, Mr. Rascoff served as Vice President of Lodging for Expedia, Inc., an online travel company. In 1999, Mr. Rascoff co-founded Hotwire, Inc., an online travel company, and managed several of Hotwire’s product lines before Hotwire was acquired in 2003 by IAC/InterActiveCorp, Expedia’s parent company at the time. Mr. Rascoff holds an A.B. in Government from Harvard University. He serves on Harvard University’s Digital Community & Social Networking Advisory Group. Mr. Rascoff is also on the board of directors of Zillow, Julep Beauty Incorporated, an online beauty brand company, and TripAdvisor Incorporated, a travel services company.

Mr. Rascoff was selected to serve on our board of directors based on his extensive experience with Internet businesses and his broad business experience.

Board Composition

Certain members of our board of directors were elected pursuant to the provisions of our voting agreement, as amended. Under the voting agreement, our stockholders who are party to the voting agreement agreed to vote their shares to elect to our board of directors (1) one director designated by Maveron Equity Partners IV, L.P. (Mr. Levitan); (2) one director designated by August Capital V, L.P. (Mr. Carlborg); (3) one director designated by Meritech Capital Partners IV L.P. (a vacant seat); (4) the person serving as Chief Executive Officer (Mr. Cavens); (5) two directors designated by the holders of our Class B common stock (Mr. Vadon and a vacant seat); and (6) three directors designated by the holders of our Class B common stock and preferred stock, voting together as a single class (Dr. Moon, Mr. Potter and Mr. Rascoff). The voting agreement will terminate upon the completion of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Our board of directors will consist of             members upon completion of this offering. In accordance with our certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Mr. Levitan and Mr. Vadon, and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	The Class II directors will be Mr. Rascoff and Dr. Moon, and their terms will expire at the annual meeting of stockholders to be held in 2015; and

•	The Class III directors will be Mr. Carlborg, Mr. Cavens and Mr. Potter, and their terms will expire at the annual meeting of stockholders to be held in 2016.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of the             , independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Mr. Carlborg, Mr. Levitan, Mr. Rascoff and Dr. Moon do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of             . In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently consists of Mr. Carlborg, Mr. Potter and Dr. Moon. Our board of directors has determined that Mr. Carlborg and Dr. Moon are independent under the listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Carlborg. Our board of directors has determined that each of Mr. Carlborg and Mr. Potter is an “audit committee financial expert” within the meaning of the SEC regulations. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•

approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Mr. Rascoff, Mr. Levitan and Mr. Vadon. Our board of directors has determined that each of Mr. Rascoff and Mr. Levitan is independent under the          listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Rascoff. The functions of this committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	selecting independent compensation consultants and assessing conflict of interest compensation advisers;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Vadon and Mr. Levitan and Dr. Moon. Our board of directors has determined that Mr. Levitan and Dr. Moon are independent under the          listing standards. The chair of our nominating and corporate governance committee is Mr. Vadon. The functions of this committee include:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	reviewing management succession plans;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing an annual evaluation of the board of directors’ performance.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions and agents and representatives, including directors and consultants. The full text of our Code of Business Conduct and Ethics will be posted on our website at www.zulily.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

During 2012, our compensation committee, which was inactive, consisted of Mr. Levitan and Mr. Carlborg. None of the members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

Cash Compensation

No cash compensation was paid to our non-employee directors in 2012. Although we do not have a written policy, we generally reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Equity Incentive Compensation

No equity incentive compensation was paid to our non-employee directors in 2012.

In March 2011, in consideration for Mr. Potter’s service as a director, we granted to Mr. Potter an option to acquire 925,000 shares of Class B common stock with an exercise price of $0.078 per share. Mr. Potter’s option has a term of four years and vests in 48 monthly installments commencing with Mr. Potter’s appointment to the board of directors; however, if Mr. Potter’s service with us ends due to a change in control, then any unvested options will become vested and exercisable upon such termination.

In May 2013, in consideration for Mr. Vadon’s service as a director, we granted to Mr. Vadon options to purchase 5,261,563 shares of our Class B common stock at an exercise price of $2.57 per share. These options are divided into five equal sub-grants. Each of Mr. Vadon’s sub-grants has a term of four years and vests in 48 monthly installments commencing on the following dates: May 16, 2013 (first sub-grant), May 16, 2014 (second sub-grant), May 16, 2015 (third sub-grant), May 16, 2016 (fourth sub-grant), and May 16, 2017 (fifth sub-grant).

In August 2013, in connection with the election of Mr. Rascoff to the board of directors in June 2013 and in consideration for his service as a director, we granted to Mr. Rascoff an option to purchase 78,027 shares of our Class B common stock at an exercise price of $3.36 per share. Mr. Rascoff’s option has a term of one year and vests in 12 monthly installments commencing with Mr. Rascoff’s appointment to the board of directors.

In August 2013, in connection with the election of Dr. Moon to the board of directors in July 2013 and in consideration for her service as a director, we granted to Dr. Moon an option to purchase

78,027 shares of our Class B common stock at an exercise price of $3.36 per share. Dr. Moon’s option has a term of one year and vests in 12 monthly installments commencing with Dr. Moon’s appointment to the board of directors.

We have not issued stock options or other stock awards to any of our other non-employee directors in consideration for service on our board of directors.

Future Director Compensation

Following the closing of this offering, we may implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for 2012, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

•	Darrell Cavens, President and Chief Executive Officer;

•	Marc Stolzman, Chief Financial Officer; and

•	Lori Twomey, Chief Merchant.

2012 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during 2012.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)		Option Awards ($)(4)	Total ($)
Darrell Cavens	2012	250,000	40,000		—	290,000
President and Chief Executive Officer
Marc Stolzman	2012	87,500	150,000	(3)	3,040,229	3,277,729
Chief Financial Officer
Lori Twomey	2012	220,000	30,000		525,548	775,547
Chief Merchant

(1)	Mr. Stolzman joined us in September 2012, and the amount reported in the “Salary” column reflects a partial year of service.
(2)	Amount represents annual performance-based cash bonuses earned for 2012 but paid in 2013.
(3)	Amount represents (a) a $125,000 signing bonus and (b) a $25,000 annual performance-based cash bonus earned for 2012 but paid in 2013.
(4)	Amounts shown in this column do not reflect dollar amounts actually received by our NEOs. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the fiscal year ended December 30, 2012, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 7 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our NEOs will only realize compensation to the extent the trading price of our Class A common stock is greater than the exercise price of such stock options.

Outstanding Equity Awards at December 30, 2012

The following table provides information regarding outstanding equity awards held by each of our NEOs as of December 30, 2012.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Darrell Cavens	—		—		—	—
Marc Stolzman	—		2,892,440	(1)(3)	1.87	11/5/2022
Lori Twomey	3,700,000	(1)(2)	—		0.007	3/10/2020
	375,000	(1)(2)	—		0.182	6/26/2021
	—		500,000	(1)	1.87	11/05/2022

(1)	The shares subject to the stock option vest over a four-year period as follows: 25% of the shares underlying the options vest on the one-year anniversary of the vesting commencement date and thereafter 1/48th of the shares vest each month, subject to continued service with us through each vesting date.

(2)	This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.
(3)	This option is subject to accelerated vesting upon a qualifying termination of his employment with us following a change in control, as described under “—Potential Payments and Acceleration of Equity upon Termination in Connection with a Change in Control.”

Offer Letter Agreements

Darrell Cavens

We entered into an offer letter agreement with Darrell Cavens, our Chief Executive Officer, dated November 19, 2009. The offer letter has no specific term and constitutes an at-will employment arrangement. Mr. Cavens’ annual base salary as of December 30, 2012 was $250,000.

Marc Stolzman

We entered into an offer letter agreement with Marc Stolzman, our Chief Financial Officer, dated August 16, 2012. The offer letter has no specific term and constitutes an at-will employment arrangement. Mr. Stolzman received a $125,000 signing bonus, which he would be required to repay to us if he resigns prior to the first anniversary of his employment with us. Mr. Stolzman’s annual base salary as of December 30, 2012 was $300,000. In connection with his employment, Mr. Stolzman was granted an option covering 2,892,440 shares of our Class B common stock at an exercise price of $1.87 per share. Mr. Stolzman is eligible for accelerated vesting of this option grant in full in connection with a change in control and termination of employment without cause or for good reason in connection with such change in control or within 12 months after such change in control. If Mr. Stolzman is terminated without cause, provided his timely execution of a general release of claims in our favor, he will continue to receive his base salary for a period of 12 months following his termination date.

Lori Twomey

We entered into an offer letter agreement with Lori Twomey, our Chief Merchant, dated November 23, 2009. The offer letter has no specific term and constitutes an at-will employment arrangement. Ms. Twomey’s annual base salary as of December 30, 2012 was $220,000. In connection with her employment, Ms. Twomey was granted an option covering 4,000,000 shares of our Class B common stock at an exercise price of $0.007 per share.

Potential Payments and Acceleration of Equity upon Termination in Connection with a Change in Control

The section below describes the payments that we would have made to our NEOs in connection with certain terminations of employment or certain corporate transactions like a change in control, if such events had occurred on December 30, 2012.

Darrell Cavens

Under a restricted stock purchase agreement, dated as of October 26, 2009, as amended, Mr. Cavens is entitled to acceleration of all of the remaining unvested shares of restricted stock issued thereunder upon a change in control, if Mr. Cavens is terminated without cause or resigns for good reason within 12 months after such change in control.

Marc Stolzman

Under the stock option agreement for the option to purchase 2,892,440 shares of Class B common stock granted on November 6, 2012, Mr. Stolzman is entitled to acceleration of vesting of all of the remaining unvested shares upon a change in control, if Mr. Stolzman is terminated without cause or resigns for good reason in connection with such change in control or within 12 months after such change in control. If Mr. Stolzman is terminated without cause, including in connection with a change in control, provided his timely execution of a general release of claims in our favor, he will continue to receive his base salary for a period of 12 months following his termination date.

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2013 Equity Plan

We expect that our board of directors will adopt and our stockholders will approve prior to the closing of this offering our 2013 Equity Plan, or 2013 Plan. The 2013 Plan will become effective on the date the registration statement of which this prospectus forms a part is declared effective by the SEC. The 2013 Plan will be the successor to and continuation of our 2009 Equity Incentive Plan, or 2009 Plan. Once the 2013 Plan becomes effective, no further grants will be made under our 2009 Plan.

The 2013 Plan will provide for the discretionary grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to our employees, directors, and consultants. Incentive stock options, or ISOs, may be granted only to our employees.

Authorized Shares.    The maximum number of shares of our Class A common stock that may be issued under our 2013 Plan is              , which number represents a number of shares of Class A common stock equal to (1)              new shares, plus (2)            , the number of shares of Class B common stock available for issuance under our 2009 Plan at the time our 2013 Plan became effective, plus (3)            , the maximum number of shares subject to stock options or other stock awards granted under the 2009 Plan that may be returned to our 2009 Plan, such as upon the expiration or termination of a stock award prior to vesting. Additionally, the number of shares of our Class A common stock reserved for issuance under our 2013 Plan will automatically increase on the first day of each fiscal year for a period of up to ten years, commencing on the first day of the fiscal year following the year in which the 2013 Plan becomes effective, in an amount equal to 4% of the total number of shares of our capital stock outstanding on the last day of the preceding fiscal year or a lesser number of shares determined by our board of directors. The maximum number of shares of our Class A common stock that may be issued upon the exercise of ISOs under our 2013 Plan is             . In addition, a maximum of              shares of our common stock may be granted to any one non-employee director during any one calendar year pursuant to stock awards.

Shares subject to stock awards granted under our 2013 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2013 Plan. Additionally, shares issued pursuant to stock awards under our 2013 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2013 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2013 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards, and (2) determine the number of shares subject to such stock awards. Subject to the terms of our 2013 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our Class A common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2013 Plan.

The board of directors has the power to modify outstanding awards under our 2013 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Corporate Transactions.    Our 2013 Plan will provide that in the event of certain specified significant corporate transactions, as defined under our 2013 Plan, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; or (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Transferability.    A participant may not transfer stock awards under our 2013 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2013 Plan.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend or terminate our 2013 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No awards may be granted after the tenth anniversary of the date our board of directors adopted our 2013 Plan. No stock awards may be granted under our 2013 Plan while it is suspended or after it is terminated.

2009 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2009 Plan, in December 2009. Our 2009 Plan was amended most recently in May 2013. The 2009 Plan provides for the discretionary grant of ISOs, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards to our employees, directors and consultants or our affiliates. ISOs may be granted only to our employees or employees of our affiliates.

The 2009 Plan will be terminated following the date the 2013 Plan becomes effective. However, any outstanding options granted under the 2009 Plan will remain outstanding, subject to the terms of our 2009 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms.

Authorized Shares.    The maximum number of shares of our Class B common stock that may be issued under our 2009 Plan is 72,421,252. The maximum number of shares that may be issued upon the exercise of ISOs under our 2009 Plan is 72,421,252.

Plan Administration.    Our board of directors or a duly authorized committee of our board of directors administers our 2009 Plan and the stock awards granted under it. Our board of directors may also delegate to one or more of our officers the authority to (1) designate officers and employees to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Subject to the terms of our 2009 Plan, the board of directors has the authority to determine and amend the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our Class B common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2009 Plan.

The board of directors has the power to modify outstanding awards under our 2009 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

Corporate Transactions.    Our 2009 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2009 Plan, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation, or the acquiring corporation’s parent company; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, or the acquiring corporation’s parent company; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board; or (6) make a payment in such form as determined by the board of directors equal to the excess of the value of the property that would have been received and the exercise price. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Transferability.    A participant may not transfer stock awards under our 2009 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2009 Plan.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend or terminate our 2009 Plan, provided that such action is approved by our stockholders to the extent stockholder approval is necessary and that such action does not impair the existing rights of any participant without such participant’s written consent. As described above, our 2009 Plan will be terminated upon the date of the prospectus and no future stock awards will be granted thereunder.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, limits. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Pension Benefits

Our NEOs did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2012.

Nonqualified Deferred Compensation

Our NEOs did not earn any nonqualified deferred compensation benefits from us during 2012.

Limitations on Liability and Indemnification Matters

Upon the completion of this offering, our certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•

any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and our bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2010 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Sales of Preferred Stock

In May 2010, we issued an aggregate of 115,502,600 shares of our Series A preferred stock to six accredited investors at a per share price of $0.03645, except as described below, for aggregate consideration of $4,008,769. In July 2010, we issued an aggregate of 44,923,630 shares of our Series B preferred stock to seven accredited investors at a per share price of $0.13356, for aggregate consideration of $6,000,000. In August 2011, we issued an aggregate of 20,378,275 shares of our Series C preferred stock to ten accredited investors at a per share price of $1.5703, for aggregate consideration of $32,000,005. In November 2012, we issued an aggregate of 40,975,703 shares of our Series D preferred stock to 17 accredited investors at a per share price of $2.0744, for aggregate consideration of $84,999,998. The following table summarizes purchases of shares of our preferred stock by our directors, executive officers and holders of more than 5% of our capital stock since January 1, 2010:

Stockholder	Series A (shares)	Series B (shares)	Series C (shares)	Series D (shares)	Total Purchase Price ($)
Entities affiliated with Maveron LLC(1)	94,856,550	11,455,525	—	—	4,836,576	(2)
Mark Vadon	18,891,200	—	—	—	642,506	(3)
W. Eric Carlborg	516,100	—	—	—	17,553	(4)
August Capital V, L.P.(5)	—	32,494,760	1,910,465	—	7,340,003
Entities affiliated with Meritech Capital(6)	—	—	10,189,140	866,066	17,796,574
Entities affiliated with Andreessen Horowitz(7)	—	—	—	33,150,932	68,768,293

(1)	Affiliates of Maveron LLC holding our securities whose shares are aggregated for purposes of reporting share ownership information include Maveron Equity Partners IV, L.P., Maveron IV Entrepreneurs’ Fund, L.P. and MEP Associates IV, L.P. Dan Levitan, a member of our board of directors, is affiliated with Maveron LLC.
(2)	24,905,350 shares of Series A preferred stock were purchased pursuant to the conversion of one or more convertible promissory notes at a price of $0.03038 per share.
(3)	7,596,100 shares Series A preferred stock were purchased pursuant to the conversion of a convertible promissory note at a price of $0.03038 per share.
(4)	207,500 shares Series A preferred stock were purchased pursuant to the conversion of a convertible promissory note at a price of $0.03038 per share.
(5)	W. Eric Carlborg, a member of our board of directors, is a member of August Capital Master Management Company, LLC, the management company of August Capital V, L.P. Mr. Carlborg does not have voting or investment power with respect to the shares held by August Capital V, L.P.
(6)	Affiliates of Meritech Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Meritech Capital Partners IV L.P. and Meritech Capital Affiliates IV L.P. Craig Sherman, a member of our board of directors until July 30, 2013, is a managing director at Meritech Capital.
(7)	Affiliates of Andreessen Horowitz holding our securities whose shares are aggregated for purposes of reporting share ownership information include Andreessen Horowitz Fund III, L.P., as nominee, and AH Parallel Fund III, L.P., as nominee.

Repurchase of Securities

The following table summarizes shares of our capital stock we repurchased from our directors, executive officers and holders of more than 5% of our capital stock since January 1, 2010:

Stockholder	Shares Repurchased		Total Purchase Price ($)	Date of Repurchase
Darrell Cavens	6,802,975	Class B Common	9,577,636	August 2, 2011
Lori Twomey	300,000	Class B Common	422,358	August 2, 2011
Entities affiliated with Maveron LLC(1)	16,480,705	Series Seed Preferred	29,058,779	November 14, 2012
	1,951,690	Series A Preferred	3,441,220	November 14, 2012

(1)	Affiliates of Maveron LLC holding our securities whose shares are aggregated for purposes of reporting share ownership information include Maveron Equity Partners IV, L.P., Maveron IV Entrepreneurs’ Fund, L.P. and MEP Associates IV, L.P. Dan Levitan, a member of our board of directors, is affiliated with Maveron LLC.

Sale of Securities by Our Chief Executive Officer

In December 2010, Mr. Cavens sold an aggregate of 9,133,900 shares of our Class B common stock to entities affiliated with Trinity Ventures and entities affiliated with Maveron LLC, at a per share price of $0.32845, for aggregate consideration of approximately $3,000,000.

Investor Rights Agreement

On November 5, 2012, we entered into an amended and restated investor rights agreement with the holders of our outstanding preferred stock and certain holders of our outstanding common stock, including entities with which certain of our directors are affiliated. We expect that this investor rights agreement will be amended and restated in connection with this offering. As of June 30, 2013, the holders of 362,194,084 shares of our Class B common stock, including 242,485,034 shares of the Class B common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares following the completion of this offering. For a more detailed description of these registration rights, see the section of the prospectus captioned “Description of Capital Stock—Stockholder Registration Rights.” In addition, this agreement gives the stockholders that are parties thereto the right to participate in new issuances of equity securities by us, subject to certain exceptions. This right to participate in new issuances of equity securities will terminate by its terms upon the completion of this offering.

Employment Offer Letters

We have entered into offer letter agreements with our executive officers. For more information regarding these agreements, see the section of the prospectus captioned “Executive Compensation—Offer Letter Agreements.”

Indemnification Agreements

Our certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and our executive officers. For more information regarding these agreements, see the section of the prospectus captioned “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policy on Future Related Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our Code of Business Conduct and Ethics.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of June 30, 2013, as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock or Class B common stock; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock issuable under options or warrants that are exercisable within 60 days after June 30, 2013 are deemed beneficially owned, and such shares are used in computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of Class B common stock, except to the extent authority is shared by spouses under community property laws.

Our calculation of the percentage of beneficial ownership prior to this offering is based on no shares of our Class A common stock and 461,624,111 shares of our Class B common stock (including preferred stock on an as-converted basis) outstanding as of June 30, 2013. We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our Class A common stock and                  shares of our Class B common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock and the sale of                  shares of our Class A common stock by the selling stockholders).

Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o zulily, inc., 2200 First Avenue South, Seattle, WA 98134.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering					Number of Shares Being Sold	Shares Beneficially Owned Following this Offering
	Class A		Class B		% of Total Voting Power†		Class A		Class B		% of Total Voting Power†
	Shares	%	Shares	%			Shares	%	Shares	%
Named Executive Officers and Directors:
Darrell Cavens(1)	—	—	99,847,814	20.9	20.9
Mark Vadon(2)	—	—	141,832,313	30.4	30.4
Marc Stolzman	—	—	—	—	—
Lori Twomey(3)	—	—	4,075,000	*	*
W. Eric Carlborg(4)	—	—	1,300,000	*	*
Dan Levitan(5)	—	—	108,927,335	23.6	23.6
Youngme Moon(6)	—	—	—	—	—
Spencer Rascoff(7)	—	—	—	—	—
Michael Potter(8)	—	—	1,216,174	*	*
Craig Sherman(9)	—	—	11,065,634	2.4	2.4
All executive officers and directors as a group (total of 13 persons)(10)	—	—	375,874,270	76.24	76.24
Other 5% Stockholders:
Entities affiliated with Maveron(5)	—	—	108,927,335	23.6	23.6
August Capital(11)	—	—	34,405,225	7.5	7.5
Entities affiliated with Andreessen Horowitz(12)	—	—	33,550,134	7.3	7.3

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
†	Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to ten votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in “Description of Capital Stock—Class A common stock and Class B Common Stock—Voting Rights.”
(1)	Consists of (a) 84,063,125 shares held by Darrell Cavens and (b) 15,784,689 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2013.
(2)	Consists of (a) 32,367,684 shares held by Mark Vadon, (b) 5,261,563 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2013, (c) 4,500,000 shares held by Vadon Holdings, LLC and (d) 99,703,066 shares held by Lake Tana LLC, with respect to all of which Mr. Vadon holds sole voting and investment power. Mr. Vadon has an economic interest in Maveron Equity Partners IV, L.P. and Maveron General Partner IV LLC but does not have voting or investment power over the shares held by such entities and, accordingly, such shares are not included as beneficially owned by Mr. Vadon.
(3)	Includes 4,075,000 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2013.
(4)	Includes 1,300,000 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2013. Excludes shares owned by August Capital V, L.P. as described in further detail in footnote (10) below. Although Mr. Carlborg is a member of August Capital Master Management Company, LLC, the management company of August Capital V, L.P., Mr. Carlborg does not have voting or investment power with respect to the shares held by August Capital V, L.P.
(5)	Consists of (a) 97,598,876 shares held by Maveron Equity Partners IV, L.P. (Maveron Equity Partners), (b) 3,158,901 shares held by Maveron IV Entrepreneurs’ Fund, L.P. (Maveron Entrepreneurs’ Fund) and (c) 8,169,558 shares held by MEP Associates IV, L.P. (MEP Associates). Maveron General Partner IV LLC (Maveron General Partner), the general partner of Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates, has sole voting and investment power with respect to the shares held by Maveron Equity Partners, Maveron Entrepreneurs’ Fund and MEP Associates. The managing members of Maveron General Partner are Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer. The address for each of these entities is 411 First Avenue South, Suite 600, Seattle, Washington 98104.
(6)	As of July 30, 2013, Dr. Moon joined our board of directors.
(7)	As of June 24, 2013, Mr. Rascoff joined our board of directors.
(8)	Consists of (a) 200,000 shares held by Michael Potter and (b) 1,016,174 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2013.
(9)	Consists of (a) 10,798,951 shares held by Meritech Capital Partners IV L.P. and (b) 266,683 shares held by Meritech Capital Affiliates IV L.P. Meritech Capital Associates IV L.L.C., the general partner of Meritech Capital Partners IV L.P. and Meritech Capital Affiliates IV L.P., has sole voting and investment power with respect to the shares held by Meritech Capital Partners IV L.P. and Meritech Capital Affiliates IV L.P. The managing members of Meritech Capital Associates IV L.L.C. are Paul Madera, Michael Gordon, Robert Ward, George Bischof and Craig Sherman, each of whom disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for each of these entities is 245 Lytton Avenue, Suite 350, Palo Alto, California 94301. As of July 30, 2013, Mr. Sherman resigned from our board of directors.

(10)	Consists of (a) 344,511,844 shares held by the directors and executive officers as of June 30, 2013, of which 14,408,855 may be repurchased by us at the original exercise price within 60 days of June 30, 2013 and (b) 31,362,426 shares issuable pursuant to stock options exercisable within 60 days of June 30, 2013.
(11)	Consists of 34,405,225 shares held of record by August Capital V, L.P., as nominee for August Capital V, L.P., August Capital Strategic Partners V, L.P. and related individuals (August Capital V). Howard Hartenbaum, David M. Hornik, John R. Johnston, David F. Marquardt, Vivek Mehra and Andrew S. Rappaport, as members of August Capital Management V, L.L.C., the general partner of August Capital V, share voting and investment power with respect to the shares held of record by August Capital V. The address for each of these entities is 2480 Sand Hill Road, Suite #100, Menlo Park, California 94025.
(12)	Consists of (a) 10,812,330 shares held of record by Andreessen Horowitz Fund III, L.P. (AH Fund), for itself and as nominee for Andreessen Horowitz Fund III-A, L.P., Andreessen Horowitz Fund III-B, L.P. and Andreessen Horowitz Fund III-Q, L.P. and (b) 22,737,804 shares of common stock held of record by AH Parallel Fund III, L.P. (AH Parallel), for itself and as nominee for AH Parallel Fund III-A, L.P., AH Parallel Fund III-B, L.P. and AH Parallel Fund III-Q, L.P. AH Equity Partners III, L.L.C. is the general partner of AH Fund and has sole voting and investment power over the securities held for itself and as nominee by AH Fund. The managing members of AH Equity Partners III, L.L.C. are Marc Andreessen and Ben Horowitz. AH Equity Partners III (Parallel), L.L.C. is the general partner of AH Parallel and has sole voting and investment power over the securities held for itself and as nominee by AH Parallel. The managing members of AH Equity Partners III (Parallel), L.L.C. are Marc Andreessen and Ben Horowitz. The address for each of these entities is 2865 Sand Hill Road, Suite 101, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our certificate of incorporation and bylaws that will be in effect upon completion of the offering are summaries and are qualified by reference to the certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.

General

Our certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated form time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of              shares, all with a par value of $0.0001 per share, of which:

•	shares are designated as Class A common stock;

•	shares are designated as Class B common stock; and

•	shares are designated as preferred stock.

The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our convertible preferred stock into shares of Class B common stock upon the completion of this offering.

As of June 30, 2013, there were outstanding:

•

461,624,111 shares of Class B common stock held by 101 stockholders, including 14,408,855 shares of Class B common stock issued pursuant to early exercise of stock options and restricted stock issuances that are subject to repurchase; and

•	54,822,283 shares of Class B common stock issuable upon exercise of outstanding options.

Our shares of Class A common stock and Class B common stock are not redeemable and, following the completion of this offering, will not have preemptive rights.

Class A Common Stock and Class B Common Stock

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to ten votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be a separate vote of our Class A common stock and Class B common stock in the following circumstances:

•	if we propose to treat the shares of a class of our common stock differently with respect to any dividend or distribution of cash, property or shares of our stock paid or distributed by us;

•	if we propose to treat the shares of a class of our common stock differently with respect to any subdivision or combination of the shares of a class of our common stock; or

•

if we propose to treat the shares of a class of our common stock differently in connection with a change in control with respect to any consideration into which the shares are converted or any consideration paid or otherwise distributed to our stockholders.

In addition, there will be a separate vote of our Class B common stock in order for us to, directly or indirectly, take action in the following circumstances:

•

if we propose to amend, alter or repeal any provision of our certificate of incorporation or our bylaws that modifies the voting, conversion or other powers, preferences or other special rights or privileges or restrictions of the Class B common stock; or

•

if we reclassify any outstanding shares of Class A common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or the right to more than one vote for each share thereof.

Upon the completion of this offering, under our certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class. In addition, we may not issue any shares of Class B common stock, unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends. Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of stock treated adversely, voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation. In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.

Change of Control Transaction. In connection with any change of control, the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in our certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes. In addition, upon the date on which there are fewer than              shares of Class B common stock outstanding (as adjusted for stock splits), which represents approximately     % of the outstanding shares of Class A common stock and Class B common stock upon the completion of this offering, all outstanding shares of Class B common stock shall convert automatically into Class A common stock, and no additional shares of Class B common stock will be issued.

Preferred Stock

As of June 30, 2013, there were 241,991,613 shares of our preferred stock outstanding, which will be converted into 242,485,034 shares of Class B common stock immediately prior to the completion of this offering.

Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                  shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of June 30, 2013, under our 2009 Plan, options to purchase an aggregate of 54,822,283 shares of Class B common stock (excluding 580,730 shares issued pursuant to early exercise of options that are subject to repurchase by us) were outstanding and 9,709,892 additional shares of Class B common stock were available for future grant. For additional information regarding the terms of these plans, see the section of this prospectus captioned “Executive Compensation—Employee Benefit Plans.”

Stockholder Registration Rights

After our initial public offering, certain holders of shares of our Class B common stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the investor rights agreement and are described in additional detail below.

The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire three years after the effective date of the registration statement, of which this prospectus forms a part, or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. At any time beginning on the earlier of November 5, 2017 and 180 days following the completion of this offering, the holders of at least 35% of the registrable securities, on not more than two occasions, may request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, exceeds $15,000,000.

Piggyback Registration Rights

In connection with this offering, the holders of the registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of the registrable securities will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of the underwriting discounts and commissions, equals or exceeds $2,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Washington Business Corporation Act

The laws of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act, or WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, an

“acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.

We will be considered a “target corporation” so long as our principal executive office is located in Washington, and: (1) a majority of our employees are residents of the state of Washington or we employ more than one thousand residents of the state of Washington; (2) a majority of our tangible assets, measured by market value, are located in the state of Washington or we have more than $50 million worth of tangible assets located in the state of Washington; and (3) any one of the following: (a) more than 10% of our stockholders of record are resident in the state of Washington; (b) more than 10% of our shares are owned of record by residents of the state of Washington; or (c) 1,000 or more of our stockholders of record are resident in the state of Washington.

If we meet the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

Certificate of Incorporation and Bylaws to be in Effect upon the Completion of this Offering

Our certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and our bylaws to be effective upon the completion of this offering will also provide that directors may be removed by the stockholders only for cause upon the vote of a majority of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our certificate of incorporation and bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our certificate of incorporation provides for a two-class common stock structure, which provides our founders, current stockholders, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Our bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation and bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Listing

We intend to apply to list our Class A common stock on              under the trading symbol “ZU.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our capital stock. Future sales of shares of our Class A common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our Class A common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to raise equity capital.

Based on the number of shares outstanding on June 30, 2013, upon completion of this offering,             shares of Class A common stock and             shares of Class B common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, no exercise of outstanding options and the conversion of the shares sold by the selling stockholders in this offering into shares of Class A common stock. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act.

The shares of Class B common stock outstanding following the completion of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately             shares immediately after the completion of this offering based on the number of common shares outstanding as of                     , 2013; and

•	the average weekly trading volume of our Class A common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of June 30, 2013, 2,392,202 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to our 2009 Plan and 2013 Plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of our common stock outstanding immediately prior to the completion of this offering, have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. Goldman, Sachs & Co., in its sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

The lock-up agreements do not contain any pre-established conditions to the waiver by Goldman, Sachs & Co. on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the investor rights agreement and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares, the holders of 362,194,084 shares of our Class B common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section of this prospectus captioned “Description of Capital Stock—Stockholder Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our Class A common stock issued pursuant to this offering. All prospective non-U.S. holders of our Class A common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our Class A common stock. In general, a non-U.S. holder means a beneficial owner of our Class A common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or Medicare contribution tax, holders who hold or receive our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our Class A common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their Class A common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our Class A common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our Class A common stock.

Distributions on Our Class A Common Stock

Distributions, if any, on our Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the Class A common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such Class A common stock, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Class A Common Stock.” Any such distribution will also be subject to the discussion below under the heading “Foreign Accounts.”

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our Class A common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our Class A common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Class A Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States); or

•

our Class A common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation.” Even if we are or become a U.S. real property holding corporation, provided that our Class A common stock is regularly traded on an established securities market, our Class A common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding Class A common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our Class A common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our Class A common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our Class A common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our Class A common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our Class A common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Class A Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Code generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our Class A common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our Class A common stock paid to a non-financial foreign entity, unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding provisions described above will generally apply to dividends on our Class A common stock paid on or after July 1, 2014 and with respect to gross proceeds of a sale or other disposition of our Class A common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

UNDERWRITING

We, the selling stockholders and the underwriters named below, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Allen & Company LLC
William Blair & Company, L.L.C.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See the section of this prospectus captioned “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated between us and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to have our Class A common stock listed on          under the symbol “ZU.” In order to meet one of the requirements for listing the Class A common stock on the         , the underwriters have undertaken to         .

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Goldman, Sachs & Co. has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the            , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that our share of the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses and the expenses of FINRA qualification that we will reimburse to the underwriters in an amount up to $            , but excluding underwriting discounts and commissions, will be approximately $            .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (b) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Cooley LLP, Seattle, Washington. As of the date of this prospectus, GC&H Investments, LLC and GC&H Investments, entities comprised of partners and associates of Cooley LLP, beneficially own an aggregate 48,207 shares of our preferred stock, which will be converted into 48,787 shares of our Class B common stock upon completion of this offering. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Zulily, Inc. as of January 1, 2012 and December 30, 2012 and for each of the three years in the period ended December 30, 2012 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits. For further information about us and our Class A common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC at its public reference facilities located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains periodic reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and to file with the SEC quarterly reports containing unaudited interim financial data for the first three quarters of each fiscal year. We also maintain a website on the Internet at www.zulily.com. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our Class A common stock in this offering.

ZULILY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Zulily, Inc.

Seattle, Washington

We have audited the accompanying consolidated balance sheets of Zulily, Inc. and subsidiary (the “Company”) as of January 1, 2012 and December 30, 2012, and the related consolidated statements of operations, comprehensive operations, convertible redeemable preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 30, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Zulily, Inc. and subsidiary as of January 1, 2012 and December 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Seattle, Washington

August 8, 2013

(September 25, 2013 as to Notes 12 and 13)

ZULILY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	January 1, 2012	December 30, 2012	June 30, 2013	Pro Forma Stockholders’ Equity June 30, 2013
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,361	$96,998	$83,015
Short-term investments	14,000	8,000	18,005
Restricted cash	2,600	681	600
Accounts receivable	620	3,043	4,175
Inventories	4,603	7,571	10,083
Prepaid expenses and other current assets	878	1,700	3,058
Merchandise deposits	591	946	692

Total current assets	51,653	118,939	119,628
PROPERTY AND EQUIPMENT—Net	6,394	11,191	17,198
OTHER NON-CURRENT ASSETS	276	607	1,119

TOTAL ASSETS	$58,323	$130,737	$137,945

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$19,844	$34,198	$29,763
Accrued expenses	5,468	12,483	15,469
Deferred revenue	3,520	9,653	13,156

Total current liabilities	28,832	56,334	58,388
NON-CURRENT LIABILITIES	140	1,439	1,394

Total liabilities	28,972	57,773	59,782

COMMITMENTS AND CONTINGENCIES (Note 5)
CONVERTIBLE REDEEMABLE PREFERRED STOCK
Series Seed convertible redeemable preferred stock, $0.00002 par value—authorized 38,643,800; issued and outstanding, 38,643,800 as of January 1, 2012 and 22,163,095 as of December 30, 2012 and June 30, 2013, respectively (preference in liquidation of $344); pro forma, no shares issued and outstanding (unaudited)	604	—	—	—
Series A convertible redeemable preferred stock, $0.00002 par value—authorized 115,502,600; issued and outstanding, 115,502,600 as of January 1, 2012 and 113,550,910 as of December 30, 2012 and June 30, 2013, respectively (preference in liquidation of $4,139); pro forma, no shares issued and outstanding (unaudited)	5,310	—	—	—
Series B convertible redeemable preferred stock, $0.00002 par value—authorized, issued and outstanding 44,923,630 shares as of January 1, 2012, December 30, 2012, and June 30, 2013 (preference in liquidation of $6,000); pro forma, no shares issued and outstanding (unaudited)	6,645	7,182	7,462	—
Series C convertible redeemable preferred stock, $0.00002 par value—authorized, issued and outstanding 20,378,275 shares as of January 1, 2012, December 30, 2012, and June 30, 2013 (preference in liquidation of $32,000); pro forma, no shares issued and outstanding (unaudited)	32,960	35,590	36,972	—
Series D convertible redeemable preferred stock, $0.00002 par value—40,975,703 authorized; issued and outstanding, zero as of January 1, 2012 and 40,975,703 as of December 30, 2012 and June 30, 2013 (preference in liquidation of $85,000); pro forma, no shares issued and outstanding (unaudited)	—	85,942	89,342	—

Total convertible redeemable preferred stock	45,519	128,714	133,776	—
STOCKHOLDERS’ EQUITY (DEFICIT)
Series Seed convertible preferred stock, $0.00002 par value—authorized 38,643,800; issued and outstanding, 38,643,800 as of January 1, 2012 and 22,163,095 as of December 30, 2012 and June 30, 2013, respectively (preference in liquidation of $344); pro forma, no shares issued and outstanding (unaudited)	—	—	—	—
Series A convertible preferred stock, $0.00002 par value—authorized 115,502,600; issued and outstanding, 115,502,600 as of January 1, 2012 and 113,550,910 as of December 30, 2012 and June 30, 2013, respectively (preference in liquidation of $4,139); pro forma, no shares issued and outstanding (unaudited)	—	2	2	—
Common stock, $.00002 par value—authorized 528,500,000; issued and outstanding, 217,329,020, 218,247,058, and 219,139,077 as of January 1, 2012, December 30, 2012, and June 30, 2013, respectively; including 36,935,416 and 13,828,125 shares subject to repurchase as of December 30, 2012 and June 30, 2013, respectively; pro forma, 461,624,111 shares issued and outstanding (unaudited)	4	5	5	9
Additional paid-in capital	2,229	—	—	133,774
Accumulated other comprehensive (loss) income	—	(6)	18	18
Accumulated deficit	(18,401)	(55,751)	(55,638)	(55,638)

Total stockholders’ equity (deficit)	(16,168)	(55,750)	(55,613)	78,163

Total liabilities, convertible redeemable preferred stock, and stockholders’ equity (deficit)	$58,323	$130,737	$137,945	—

See notes to consolidated financial statements.

ZULILY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended			Six Months Ended
	December 31, 2010	January 1, 2012	December 30, 2012	July 1, 2012	June 30, 2013
				(unaudited)
NET SALES	$18,376	$142,545	$331,240	$126,993	$272,021
COST OF SALES	12,574	104,949	240,943	91,252	191,506

GROSS PROFIT	5,802	37,596	90,297	35,741	80,515
OPERATING EXPENSES:
Marketing	4,897	20,228	37,780	15,600	28,056
Selling, general, and administrative	7,112	28,905	63,071	26,499	50,069

TOTAL OPERATING EXPENSES	12,009	49,133	100,851	42,099	78,125

(LOSS) INCOME FROM OPERATIONS	(6,207)	(11,537)	(10,554)	(6,358)	2,390
INTEREST (EXPENSE) INCOME—Net	(169)	20	43	16	64
OTHER (EXPENSE) INCOME—Net	(627)	203	176	180	(48)

NET (LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(7,003)	(11,314)	(10,335)	(6,162)	2,406

PROVISION FOR INCOME TAXES	—	—	—	—	—

NET (LOSS) INCOME	$(7,003)	$(11,314)	$(10,335)	$(6,162)	$2,406

Net loss attributable to common stockholders	$(7,448)	$(13,233)	$(46,822)	$(7,883)	$(2,656)

Net loss per share attributable to common stockholders:
Basic	$(0.11)	$(0.14)	$(0.31)	$(0.06)	$(0.01)

Diluted	$(0.11)	$(0.14)	$(0.31)	$(0.06)	$(0.01)

Weighted average shares outstanding used to compute net loss per share attributable to common stockholders:
Basic	65,390,625	96,411,124	151,906,924	138,402,501	193,075,922

Diluted	65,390,625	96,411,124	151,906,924	138,402,501	193,075,922

Net (loss) income attributable to common stockholders—pro forma (unaudited)			$(42,447)		$2,121

Pro forma net (loss) income per common share (unaudited):
Basic			$(0.11)		$—

Diluted			$(0.11)		$—

Weighted average shares outstanding used to compute pro forma net (loss) income per common share (unaudited):
Basic			375,217,245		443,434,097

Diluted			375,217,245		450,155,335

See notes to consolidated financial statements.

ZULILY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

(in thousands)

	Year Ended			Six Months Ended
	December 31, 2010	January 1, 2012	December 30, 2012	July 1, 2012	June 30, 2013
				(unaudited)
NET (LOSS) INCOME	$(7,003)	$(11,314)	$(10,335)	$(6,162)	$2,406
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized holding gains (losses) on available-for-sale securities	—	—	5	1	(1)
Foreign currency translation adjustment	—	—	(11)	(4)	25

OTHER COMPREHENSIVE INCOME (LOSS), NET	—	—	(6)	(3)	24

TOTAL COMPREHENSIVE (LOSS) INCOME	$(7,003)	$(11,314)	$(10,341)	$(6,165)	$2,430

See notes to consolidated financial statements.

ZULILY, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Convertible Redeemable Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCES—January 1, 2010	38,643,800	$503	—	$—	211,250,000	$4	$13	$—	$(84)	$(67)

Net loss	—	—	—	—	—	—	—	—	(7,003)	(7,003)
Issuance of convertible redeemable preferred stock—net of issuance costs of $106	160,426,230	10,761	—	—	—	—	—	—	—	—
Accretion of convertible redeemable preferred stock	—	445	—	—	—	—	(445)	—	—	(445)
Stock-based compensation	—	—	—	—	—	—	2,401	—	—	2,401

BALANCES—December 31, 2010	199,070,030	11,709	—	—	211,250,000	4	1,969	—	(7,087)	(5,114)

Net loss	—	—	—	—	—	—	—	—	(11,314)	(11,314)
Issuance of convertible redeemable preferred stock—net of issuance costs of $109	20,378,275	31,891	—	—	—	—	—	—	—	—
Accretion of convertible redeemable preferred stock	—	1,919	—	—	—	—	(1,919)	—	—	(1,919)
Issuance of common stock	—	—	—	—	13,571,785	—	11,031	—	—	11,031
Issuance of common stock for services	—	—	—	—	320,510	—	246	—	—	246
Repurchase and retirement of common stock	—	—	—	—	(7,813,275)	—	(11,000)	—	—	(11,000)
Stock-based compensation	—	—	—	—	—	—	1,902	—	—	1,902

BALANCES—January 1, 2012	219,448,305	45,519	—	—	217,329,020	4	2,229	—	(18,401)	(16,168)

Net loss	—	—	—	—	—	—	—	—	(10,335)	(10,335)
Other comprehensive loss, net	—	—	—	—	—	—	—	(6)	—	(6)
Issuance of convertible redeemable preferred stock—net of issuance costs of $85	40,975,703	84,916	—	—	—	—	—	—	—	—
Transfer of convertible redeemable preferred stock to convertible preferred stock	(154,146,400)	(6,096)	154,146,400	2	—	—	6,094	—	—	6,096
Repurchase of convertible preferred stock	—	—	(18,432,395)	—	—	—	(6,557)	—	(25,943)	(32,500)
Accretion of convertible redeemable preferred stock	—	4,375	—	—	—	—	(3,303)	—	(1,072)	(4,375)
Issuance of common stock	—	—	—	—	918,038	1	91	—	—	92
Stock-based compensation	—	—	—	—	—	—	1,446	—	—	1,446

BALANCES—December 30, 2012	106,277,608	128,714	135,714,005	2	218,247,058	5	—	(6)	(55,751)	(55,750)

Net income (unaudited)	—	—	—	—	—	—	—	—	2,406	2,406
Other comprehensive income, net (unaudited)	—	—	—	—	—	—	—	24	—	24
Accretion of convertible redeemable preferred stock	—	5,062	—	—	—	—	(2,769)	—	(2,293)	(5,062)
Issuance of common stock (unaudited)	—	—	—	—	892,019	—	162	—	—	162
Stock-based compensation (unaudited)	—	—	—	—	—	—	2,607	—	—	2,607

BALANCES—June 30, 2013 (unaudited)	106,277,608	$133,776	135,714,005	$2	219,139,077	$5	$—	$18	$(55,638)	$(55,613)

See notes to consolidated financial statements.

ZULILY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended			Six Months Ended
	December 31, 2010	January 1, 2012	December 30, 2012	July 1, 2012	June 30, 2013
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(7,003)	$(11,314)	$(10,335)	$(6,162)	$2,406
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	75	587	3,369	1,442	2,479
Stock-based compensation	2,398	2,079	1,265	467	2,600
Loss on disposal of assets	—	50	74	11	18
Noncash interest expense	163	—	—	—	—
Noncash other expense	627	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(211)	(409)	(2,422)	(2,393)	(1,132)
Inventory	(576)	(4,027)	(2,968)	(1,960)	(2,512)
Prepaid and other assets	968	(915)	(910)	(755)	(1,507)
Merchandise deposits	(220)	(567)	(355)	(406)	253
Accounts payable	(24)	16,300	14,150	(2,091)	(5,051)
Accrued expenses and other liabilities	2,105	4,602	8,329	2,229	2,946
Deferred Revenue	1,042	2,478	6,086	3,571	3,503

Net cash (used in) provided by operating activities	(656)	8,864	16,283	(6,047)	4,003

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(508)	(5,115)	(7,858)	(4,029)	(8,243)
Purchases of short term and other investments	—	(14,000)	(10,200)	(10,000)	(18,000)
Proceeds from sale of available-for-sale securities	—	—	6,000	4,000	—
Proceeds from maturity of available-for-sale securities	—	—	10,000	10,000	8,000
Purchases of restricted cash	—	(8,600)	(9,281)	(5,300)	(3,600)
Proceeds from maturity of restricted cash	(100)	6,100	11,200	7,300	3,681

Net cash (used in) provided by investing activities	(608)	(21,615)	(139)	1,971	(18,162)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible redeemable preferred stock	10,009	32,000	85,000	—	—
Convertible redeemable preferred stock issuance costs	(106)	(109)	(85)	—	—
Proceeds from issuance of common stock	—	11,031	78	45	158
Repurchase and retirement of common stock	—	(11,000)	—	—	—
Proceeds from early exercise of stock options	—	33	—	—	—
Repurchase and retirement of preferred stock	—	—	(32,500)	—	—

Net cash provided by financing activities	9,903	31,955	52,493	45	158

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	18
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,639	19,204	68,637	(4,031)	(13,983)
CASH AND CASH EQUIVALENTS—Beginning of period	518	9,157	28,361	28,361	96,998

CASH AND CASH EQUIVALENTS—End of period	$9,157	$28,361	$96,998	$24,330	$83,015

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
Payable for capital purchases	$—	$1,414	$205	$430	$255
Investment in common stock warrant	—	—	47	—	—
Stock-based compensation capitalized	3	68	181	82	7
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Noncash interest expense	$163	$—	$—	$—	$—
Noncash other expense	627	—	—	—	—
Vesting of early exercised shares	—	—	13	8	4
Deferred initial public offering cost accruals	—	—	—	—	361

See notes to consolidated financial statements.

ZULILY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company—Zulily, Inc. (the “Company”) is an online flash sale retailer offering moms a fun and entertaining shopping experience with a fresh selection of new product styles launched each day. Through the Company’s desktop and mobile sites and mobile applications, the Company helps its customers discover new and unique products at great values that they would likely not find elsewhere. The Company, a Delaware corporation formed in 2009, conducts its buying, marketing and administrative functions in Seattle, Washington. The Company also operates a buying and studio office in Columbus, Ohio with fulfillment centers in McCarran, Nevada and Lockbourne, Ohio.

Zulily UK Ltd. was incorporated in the United Kingdom in October 2011 and is a wholly owned subsidiary of Zulily, Inc. The principal corporate offices are located in London, England.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Zulily UK Ltd. All intercompany transactions and balances are eliminated in consolidation.

Fiscal Year—In 2011, the Company adopted a retail calendar whereby the fiscal year ends on the Sunday closest to December 31. Each fiscal year consists of four 13-week quarters, with one extra week added in the fourth quarter every five to six years.

Unaudited Interim Financial Information—The accompanying consolidated balance sheet as of June 30, 2013, the consolidated statements of operations, consolidated statements of comprehensive operations, and cashflow for the six months ended July 1, 2012 and June 30, 2013, and the consolidated statement of convertible redeemable preferred stock and stockholders’ equity (deficit) for the six months ended June 30, 2013 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2013 and results of operations and cash flows for the six months ended July 1, 2012 and June 30, 2013. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these six month periods are unaudited.

Unaudited Pro Forma Stockholders’ Equity—Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The June 30, 2013 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 242,485,034 shares of common stock.

Accounting Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include assumptions related to: the valuation of common shares and determination of the grant date fair value of stock-based awards; the determination of the lower of cost or market adjustment for inventory; the recoverability of long-lived assets; and the determination of deferred income taxes, including related valuation allowances. Actual results could differ materially from those estimates.

Foreign Currency Translation—The functional currency of the Company’s foreign subsidiary is the British Pound Sterling. Assets and liabilities of the subsidiary are translated at the exchange rate in effect at each period-end. Income statement amounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss within stockholders’ equity.

Cash and Cash Equivalents—Cash and cash equivalents include cash and highly-liquid investments with maturities of three months or less from the date of purchase, which are carried at amortized cost.

Short-Term Investments—The Company classifies highly-liquid investments with maturities greater than three months but less than one year as short-term investments. Short-term investments are comprised of available-for-sale securities. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded as a component of other comprehensive income (loss).

Restricted Cash—On January 20, 2011, the Company entered into a multi-year agreement with a third-party logistics and fulfillment company that required collateral in the form of a standby letter of credit (“LOC”). The Company is required to maintain with the issuing bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit totaling $2 million, which decreases to $1.3 million over time and expires in 2014. The LOC may be drawn if certain conditions occur, including payment of fees associated with termination of the agreement or upon bankruptcy of the Company. The LOC was not drawn against and was terminated in April 2012.

In November 2011, the Company entered into a lease agreement for warehouse space in Ohio that required a security deposit in the form of an irrevocable standby letter of credit totaling $0.6 million, which decreases to $0.2 million over time and expires in 2017. The Company is required to maintain with the issuing bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit. The standby letter of credit may be drawn if certain conditions occur, including default on payments, and payment of fees associated with termination of the agreement or upon bankruptcy of the Company. The standby letter of credit has not been drawn against as of December 30, 2012 or June 30, 2013.

Accounts Receivable—The majority of sales are conducted with credit cards and accounts receivable are composed primarily of amounts due from financial institutions related to those credit card sales. The Company does not maintain an allowance for doubtful accounts as payment is typically received within a few business days after the sale.

Inventories—The Company’s inventories, which consist primarily of apparel, infant gear, and toys are stated at the lower of cost or market and valued on an average cost basis. Inventory costs primarily consist of product costs from suppliers, as well as inbound shipping and handling fees. The majority of the Company’s inventories are not purchased until the Company receives a customer order and is subsequently relieved from inventories when it is delivered to the customer.

Merchandise Deposits—Merchandise deposits represent advance payments to vendors for products for which the Company has placed a purchase order but does not have title to the inventory.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the following asset categories:

Asset Category	Depreciation Period
Computer equipment and capitalized software	1 to 3 years
Leasehold improvements	Lesser of 5 years or lease term
Furniture and other equipment	3 to 5 years

Capitalized Software—The Company capitalizes costs to develop its websites and internal-use software and amortizes such costs on a straight-line basis over the estimated useful life of the software once it is available for use. Capitalization of such costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended.

Capitalized software costs, net of accumulated amortization, totaled $1.2, $1.9 and $2.3 million as of January 1, 2012, December 30, 2012 and June 30, 2013, respectively, and are included in property and equipment—net in the accompanying consolidated balance sheets. Amortization expense related to capitalized software costs was $0.0, $0.2, $0.6, $0.3, and $0.5 million for the years ended December 31, 2010, January 1, 2012 and December 30, 2012, and the six months ended July 1, 2012 and June 30, 2013, respectively, and is included in selling, general, and administrative expenses in the accompanying consolidated statements of operations.

Impairment of Long-Lived Assets—The Company reviews the carrying value of its long-lived assets, including property and equipment and definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized. No impairment losses were recorded in the periods presented.

Other Investments—On November 6, 2012, the Company acquired a non-controlling stake through a cash purchase of convertible preferred shares in a privately held company. In conjunction with the purchase of the convertible preferred shares, the Company also received a fully-earned, nonforfeitable common stock warrant in the privately held company. These investments are accounted for using the cost method of accounting as the Company does not have the ability to exercise significant influence. As of December 30, 2012 and the six months ended June 30, 2013, these investments totaled $0.2 million and are included in noncurrent assets in the accompanying consolidated balance sheets. There was no impairment recognized on these investments as of December 30, 2012 and the six months ended June 30, 2013.

Fair Value of Financial Instruments—The carrying amounts for the Company’s cash, cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

Income Taxes—Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered to be more likely than not. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company uses a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company does not have any unrecognized tax benefits as of January 1, 2012, December 30, 2012, and June 30, 2013. Interest and penalties related to unrecognized tax benefits, if any, are included in the provision for income taxes.

Certain Risks and Concentrations—The Company maintains the majority of its cash and cash equivalents in accounts with major financial institutions within the United States, generally in the form of demand and money market accounts. Deposits in these institutions may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company is subject to certain risks and concentrations, including dependence on third-party technology providers and hosting services, exposure to risks associated with online commerce security, consumer credit risk, and credit card fraud, as well as the interpretation of state and local laws and regulations in regards to the collection and remittance of sales and use taxes and occupancy taxes. The Company also depends upon third-party service providers for processing customer orders.

Revenue Recognition

The Company generates net sales from sales of children’s apparel, women’s apparel and other categories, such as toys, infant gear, kitchen accessories and home décor. The Company generates net sales from shipping and handling charges to the Company’s customers. The Company also generates net sales from the sale of services events, which are primarily electronic vouchers or access codes for the Company’s customers to redeem directly with the vendor.

The Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. For product sales, these criteria are met when the customer orders an item through the Company’s sites via the electronic shopping cart, funds are collected from the customer and the item is fulfilled in one of the Company’s fulfillment centers or third-party fulfillment centers, shipped and delivered to the customer. Revenue from product sales is generally recorded at the gross amount as the Company is the primary obligor in the arrangement with the customer, has latitude in establishing the products available for sale and the price to the customer, is responsible for ensuring the delivery of the product to the customer and assume inventory and credit risk. For services sales, these criteria are met when the customer orders an item through the Company’s sites via the electronic shopping cart, funds are collected from the customer and the voucher or access code is downloaded from the Company’s sites. Revenue from services sales is generally recorded at the net amount, or the commission earned on the voucher, as the Company is acting as an agent on behalf of the vendor. The vendor is ultimately responsible for fulfilling the customer order directly with the customer and assumes the inventory risk. To date, services revenue has not been material. The Company defers revenue when cash is collected from the customer prior to the satisfaction of the revenue recognition criteria.

To encourage customers to purchase the Company’s products and services, the Company periodically provides incentive offers. Generally, these promotions include dollar-off and percentage-off discounts to be applied against current purchases. The Company also grants merchandise credits to participants in the Company’s referral program when the customer referral results in a sale. Merchandise credits issued through the referral program typically expire in 18 months. The Company records these discounts and merchandise credits as reductions of the sales price at the date the promotion is redeemed. Additionally, the Company provides customers merchandise credits to be applied against future purchases in instances in which the customer is unsatisfied with an order. In these instances, the Company has established a sales reserve based on the Company’s historical experience. To date, these reserves have not been significant.

Gift cards and merchandise credits issued in lieu of a cash refund are recorded as a liability upon purchase of the gift card or issuance of the merchandise credit and do not expire. The Company reduces the liability for gift cards and merchandise credits when redeemed by a customer. If a gift card or merchandise credit is not redeemed, the Company recognizes revenue when the likelihood of its redemption becomes remote. The Company has not recognized revenue related to unredeemed gift cards and merchandise credits.

The Company has procedures in place to detect and prevent credit card fraud as the Company has exposure to losses from fraudulent charges. Due to the insignificant losses related to chargebacks, the Company records such losses as incurred.

Taxes collected from customers are accounted for on a net basis and are excluded from net sales.

Cost of Sales—Cost of sales consists of the purchase price of merchandise sold to customers, inbound and outbound shipping and handling costs, shipping supplies and fulfillment costs. Fulfillment costs represent those costs incurred in operating and staffing the fulfillment centers, including costs attributed to receiving, inspecting, picking, packaging and preparing customer orders for shipment. Cost of sales also includes direct and indirect labor for fulfillment center oversight, including payroll and related benefit costs and stock-based compensation expense.

Marketing—Marketing expenses are expensed as incurred and consist primarily of targeted online marketing costs, such as display advertising, key word search campaigns, search engine optimization and social media and offline marketing costs such as television, radio and print advertising. Marketing expenses also include payroll and related benefit costs and stock-based compensation expense for employees involved in marketing activities. Marketing expenses are primarily related to growing and retaining the customer base.

Selling, General and Administrative Expenses—Selling, general and administrative expenses (“SG&A”) consist primarily of payroll and related benefit costs and stock-based compensation expense for employees involved in general corporate functions including merchandising, studio, technology and customer service, as well as costs associated with the use by these functions of facilities and equipment, including depreciation, rent and occupancy. Also included in SG&A is rent and depreciation related to fulfillment centers.

The Company generally does not extend credit to customers. The majority of sales are through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales.

Stock-Based Compensation—The Company measures compensation cost for all stock options and restricted stock awards granted at their grant date estimated fair value. Stock-based compensation expense, net of estimated forfeitures, is recognized on a straight-line basis over the vesting period for each award. The fair value of stock option awards is estimated on the grant date using the Black-Scholes option valuation model. The fair value of each restricted stock award is based on the estimated fair market value of the Company’s common stock on the date of the award. See Note 6 for additional details.

Recent Accounting Pronouncements Adopted—In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance to amend the fair value measurement and disclosure requirements. The new authoritative guidance requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. This amendment became effective for the Company beginning on January 2, 2012. The adoption of this new guidance did not have a material impact on the Company’s financial statements.

In 2011, the FASB issued two Accounting Standards Updates (“ASU”), ASU 2011-05 and ASU 2011-12, which amend the guidance for the presentation of comprehensive income. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The option to report other comprehensive income and its components in the statement of stockholders’ equity will be eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. The Company adopted these ASUs at the beginning of fiscal year 2012. Adoption of these ASUs changed the Company’s presentation of comprehensive income but did not impact the Company’s net income, financial position or cash flows.

NOTE 2. ACCRUED EXPENSES

Accrued expenses consist of the following:

	January 1, 2012	December 30, 2012	June 30, 2013
		(in thousands)
			(unaudited)
Accrued payroll	$612	$2,531	$3,085
Accrued marketing	1,650	5,223	4,158
Accrued shipping	368	2,075	4,760
Other accrued expenses	2,838	2,654	3,466

Total accrued expenses	$5,468	$12,483	$15,469

NOTE 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1—Quoted prices for identical assets and liabilities in active markets. The Company classifies cash equivalents as Level 1 in the fair value hierarchy. Cash equivalents are comprised of highly-liquid investments, including money market funds with original maturities of less than six months. The fair value measurement of these assets is based on quoted market prices in active markets and, therefore, these assets are recorded at fair value on a recurring basis.

Level 2—Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities or other inputs that are observable or can be corroborated by observable market data. The Company classifies restricted cash and short-term investments as Level 2 in the fair value hierarchy. Restricted cash is comprised of certificates of deposit funds with original maturities of less than three months. Short-term investments consist of commercial paper. The fair value measurement of these assets is based on observable market-based inputs or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment. The Company does not have assets classified as Level 3 in the fair value hierarchy.

The following table present the balance of assets measured at fair value as of the dates presented:

	January 1, 2012
	Total	Level 1	Level 2	Level 3
	(in thousands)
Cash equivalents:
Money market funds	$20,011	$20,011	$—	$—
Short-term investments:
Commercial paper	14,000	—	14,000	—
Restricted cash:
Certificate of deposit	2,600	—	2,600	—

Total	$36,611	$20,011	$16,600	$—

	December 30, 2012
	Total	Level 1	Level 2	Level 3
	(in thousands)
Cash equivalents:
Money market funds	$18,018	$18,018	$—	$—
Short-term investments:
Commercial paper	8,000	—	8,000	—
Restricted cash:
Certificate of deposit	600	—	600	—
Demand deposit	81	—	81	—

	$26,699	$18,018	$8,681	$—

	June 30, 2013
	Total	Level 1	Level 2	Level 3
	(in thousands) (unaudited)
Cash equivalents:
Money market funds	$18,020	$18,020	$—	$—
Short-term investments:
Commercial paper	18,005	—	18,005	—
Restricted cash:
Certificate of deposit	600	—	600	—

	$36,625	$18,020	$18,605	$—

NOTE 4. PROPERTY AND EQUIPMENT

The balance of property and equipment—net is as follows:

	January 1, 2012	December 30, 2012	June 30, 2013
		(in thousands)
			(unaudited)
Computer equipment and capitalized software	$5,108	$10,027	$12,327
Leasehold improvements	114	623	767
Furniture and other equipment	1,404	4,123	4,435
Work in progress	398	327	6,035
Less: accumulated depreciation and amortization	(630)	(3,909)	(6,366)

Total property and equipment, net	$6,394	$11,191	$17,198

Depreciation and amortization expense of property and equipment totaled $0.1, $0.6, $3.4, $1.4, and $2.5 million during the years ended December 31, 2010, January 1, 2012 and December 30, 2012, and the six months ended July 1, 2012 and June 30, 2013, respectively.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases office and warehouse space and equipment used in connection with its operations under various operating leases, some of which contain escalation clauses and free rent periods. At the inception of the lease, the Company evaluates each agreement to determine whether the lease will be accounted for as an operating or capital lease. The term of the lease used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. Rent expense is recorded on a straight-line basis over the lease term with the difference between the rent paid and the straight-line rent expense recorded as a deferred rent liability. Total rent expense was $0.1, $1.4, $4.6, $2.2, and $2.7 million for the years ended December 31, 2010, January 1, 2012 and December 30, 2012, and the six months ended July 1, 2012 and June 30, 2013, respectively.

Future minimum payments under noncancelable operating leases as of December 30, 2012 are as follows:

Fiscal Years Ending	Amount
(in thousands)
2013	$5,057
2014	4,274
2015	2,380
2016	2,445
2017	994

Total	$15,150

Legal Proceedings—In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. Although the Company cannot predict with assurance the outcome of any litigation, it does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on the Company’s financial condition, results of operations, or cash flows.

NOTE 6. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock—The Company is authorized to issue up to 528,500,000 shares of common stock with a par value of $0.00002 per share. The Company has a single class of common stock. Each holder of common stock is entitled to one vote per share. At its discretion, the board of directors may declare dividends on shares of common stock, subject to the prior rights of the Company’s preferred stockholders. Upon liquidation or dissolution, holders of common stock will receive distributions only after preferred stock preferences have been satisfied. The following shares of common stock have been reserved for future issuance under the Company’s 2009 Equity Incentive Plan (the “2009 Plan”) at December 30, 2012 and June 30, 2013:

	December 30, 2012	June 30, 2013
		(unaudited)
Employee stock options outstanding under the 2009 Plan	28,422,538	53,522,283
Nonemployee stock options outstanding under the 2009 Plan	1,300,000	1,300,000
Employee stock options available for grant under the 2009 Plan	14,655,404	9,709,892
Conversion of preferred shares	241,991,613	242,485,034

Total shares reserved for future issuance	286,369,555	301,017,209

Convertible Redeemable Preferred Stock—The Company has designated five outstanding series of convertible redeemable preferred stock (Series Seed, Series A, Series B, Series C, and Series D).

On December 7, 2009, the Company entered into a multiple element financing agreement to issue 38,643,800 Series Seed Shares at a price per share of $0.016 for proceeds of $0.5 million, net of issuance costs. As part of consummating the Series Seed Purchase Agreement, the Company also entered into a series of additional interrelated agreements with the Series Seed investors, which afforded both the investors and the Company with the following significant rights and privileges:

Series Seed investors held an immediately exercisable call option to purchase 82,295,550 shares of Series A preferred stock at a price of $0.037 per share (the “Series A Call”).

Correspondingly, the Company held a contingently exercisable put option to force the sale of 82,295,550 shares of Series A preferred stock at a price of $0.037 per share (the “Series A Put”) upon achievement of certain financial and operating metrics of the Company by a certain date.

Series Seed investors committed to purchase up to $1.0 million in convertible promissory notes (the “Notes”). The Company was not obligated to draw on any minimum guaranteed borrowings and the loan commitment was exercisable by the Company from December 7, 2009 through July 31, 2010. Alternatively, the Note would automatically convert to the Company’s Series A preferred stock upon the closing of Series A preferred stock financing at a fixed conversion price of $0.03 per share.

On March 11, 2010 and April 23, 2010, the Notes were issued with the Company receiving aggregate proceeds of $1.0 million. On May 11, 2010, the investors of the Series Seed shares exercised the Series A Call to trigger the closing of the Series A round of financing, along with the automatic conversion of the Notes into Series A preferred stock. In total, 115,502,600 shares of Series A preferred stock were issued at an average price per share of $0.035 for proceeds of $4.0 million, net of issuance costs.

Upon execution of the aforementioned Series Seed Purchase Agreement, the Series A Call and Put were deemed to be a single combined derivative liability and as such the liability was recorded at its fair value on December 7, 2009, the date of issuance. Fair value of the derivative liability was determined using the Black-Scholes method. The fair value of the derivative liability represents the value of the Series A Call only, as certain of the related performance criteria for the Series A Put were not being met and determined to be remote. Significant assumptions in the Black-Scholes method included expected volatility, the fair value of the Series A preferred stock determined based on the market approach using guideline public companies, and the option pricing method to allocate value among securities. In each subsequent accounting period from the date of issuance and through March 11, 2010, the date of exercise of the Series A Call, this derivative liability was adjusted to its fair value. The corresponding changes in fair value are recorded to the Company’s consolidated statements of operations as other expense and totaled $0.8 million for the year ended December 31, 2010.

On July 21, 2010, the Company issued 44,923,630 shares of Series B preferred stock at $0.134 per share for proceeds of $5.9 million, net of issuance costs of $0.1 million.

On August 2, 2011, the Company issued 20,378,275 Series C preferred stock at a price per share of $1.57 for proceeds of $31.9 million, net of issuance costs of $0.1 million.

On November 5, 2012, the Company issued 40,975,703 Series D preferred stock at a price per share of $2.07 for proceeds of $84.9 million, net of issuance costs of $0.1 million.

The rights and privileges for the convertible redeemable preferred stock are as follows:

Dividends—Holders of Series Seed, Series A, Series B, Series C, and Series D preferred stock are entitled to receive dividends of $0.001, $0.003, $0.011, $0.126, and $0.166 respectively, per share per annum, when and if declared by the Board of Directors. Such dividends are not cumulative. Through June 30, 2013, no dividends have been declared.

Conversion —Each share of preferred stock is convertible, at the option of the holders or may be converted as a class upon the vote of a majority of the Series Seed and Series A stockholders, voting together as a single class, a majority of Series B stockholders as a separate class, a majority of Series C stockholders as a separate class, and a majority of Series D stockholders as a separate class, into common stock at a conversion rate equal to the original issue price divided by the conversion price. The conversion price for preferred stock is the original issue price, which is subject to adjustment. Each share of Series Seed, Series A, Series B, and Series C preferred stock is convertible into one share of common stock. In connection with the May 2013 amendment of the 2009 Plan and the grant of stock options described in Note 13, the Series D preferred stock conversion price was adjusted from $2.07 to $2.05 in accordance with the company’s Certificate of Incorporation where, if the Company issues or sells shares of common stock or convertible securities in excess of the shares reserved for issuance under the Company’s 2009 Equity Incentive Plan as of the original issuance date, the Series D conversion price will be adjusted downward. As a result, each share of Series D preferred stock is convertible into 1.01 shares of common stock. Each share of preferred stock automatically converts into common stock upon the closing of an initial public offering.

Redemption—As of December 30, 2012, each share of Series B, Series C, and Series D preferred stock had redemption rights equal to the sum of the original issue price, plus 8%, per share per annum, compounded annually. The redemption feature requires a 70% vote of the aggregate preferred stock with redemption rights. Through September 25, 2013, no redemption notice has been received. Through July 12, 2012 the Series Seed and Series A preferred stock had the same redemption rights as the Series B, Series C, and Series D preferred stock. The Company amended its Certificate of Incorporation on July 13, 2012 to remove the redemption rights on the Series Seed and Series A preferred stock. These shares are no longer redeemable at the option of the holders. Accordingly, the Series Seed and Series A preferred stock were reclassified from convertible redeemable preferred stock to stockholders’ equity (deficit) within the consolidated balance sheets and the consolidated statements of convertible redeemable preferred stock and stockholders’ equity (deficit).

The following table presents the accretion of the preferred stock to its redemption value recorded within the consolidated statements of convertible redeemable preferred stock and stockholders’ equity (deficit) during the periods presented:

	Year Ended			Six Months Ended
	December 31, 2010	January 1, 2012	December 30, 2012	July 1, 2012	June 30, 2013
	(in thousands)
				(unaudited)
Series Seed	$52	$57	$31	$32	$—
Series A	180	294	150	150	—
Series B	213	497	537	259	280
Series C	—	1,069	2,630	1,280	1,382
Series D	—	—	1,027	—	3,400

Total preferred stock accretion	$445	$1,919	$4,375	$1,721	$5,062

The above preferred stock accretion are considered noncash financing activities.

Liquidation Preferences—Upon the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Series Seed, Series A, Series B, Series C, and Series D preferred stock have liquidation preferences for all assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares held by them, plus all declared but unpaid dividends.

Voting Rights—Each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted. Voting rights are equal to the holders of common stock.

Repurchase of Convertible Preferred Stock—On November 14, 2012, in conjunction with the Series D preferred stock financing, the Company repurchased an aggregate 18,432,395 shares of Series Seed preferred stock and Series A preferred stock from an existing investor, for a total purchase price of $32.5 million. As a result, the amount paid in excess of the original proceeds of $32.1 million is considered a deemed dividend and is reflected as distributed earnings attributable to participating securities in the calculation of net loss per common share.

NOTE 7. STOCK-BASED COMPENSATION

Restricted Common Stock—On October 26, 2009, the Company signed a Restricted Stock Purchase Agreement with its founders wherein each founder purchased shares of common stock at a price of $0.0001 per share and granted the Company an option to acquire shares of common stock owned by the respective founders at a repurchase right equal to the lesser of the original price paid for each share or the fair market value on the date of repurchase of said shares. Common stock under the Restricted Stock Purchase Agreement provides for monthly vesting over four years, some of which provide for 25% vesting on the first anniversary from the date of issuance or hire date with the remainder vesting monthly over the subsequent three years. The repurchase right is exercisable on unvested shares during the 90-day period following the date a founder ceases for any reason to be a service provider to the Company. As of December 30, 2012, 175,223,459 shares have vested and 36,026,541 are expected to vest. As of June 30, 2013, 197,421,875 shares have vested and 13,828,125 are expected to vest. No amount of compensation expense has been recognized in connection with these shares, as they were deemed to have nominal value at the date of issuance.

Repurchase of Common Stock—In December 2010, two of the Company’s existing investors purchased 9,133,900 shares of common stock from one of the Company’s founders, and employee, for a price that exceeded the estimated fair market value of $0.7 million on that date. The fair value of the shares was determined using the market approach to determine the enterprise value and the option pricing method to determine the fair market value per common share. The option pricing method treats the rights of the holders of preferred and common shares as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. The resulting value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The option pricing method uses the Black-Scholes option pricing model to price the call option. Significant assumptions applied in the Black-Scholes option pricing model include expected volatility, expected term of the option and the risk free rate. Share-based payment awards to an employee by a related party or other holder of an economic interest are generally presumed to be share-based payment transactions for services. As a result, the Company recorded stock-based compensation expense and a corresponding capital contribution equal to the difference between the purchase price and the estimated fair market value of the shares. Such expense totaled $2.3 million and is included in SG&A expenses for the year ended December 31, 2010.

In August 2011, the Company issued 7,813,275 shares of common stock to a new investor. Simultaneously, the Company repurchased the same number shares of common stock from four of the Company’s employees, at a price that exceeded the estimated fair market value of $10.5 million on that date. The fair value of the shares was determined using the option pricing method as described in the preceding paragraph. As a result, the Company recorded stock-based compensation expense and a corresponding capital contribution equal to the difference between the repurchase price and the estimated fair market value of the shares. Such expense totaled $0.5 million and is included in SG&A expenses as of January 1, 2012.

Stock Option Plan—The Company’s 2009 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights and restricted stock awards, which may be granted to employees, including officers, nonemployee directors and consultants. Options granted under the 2009 Plan generally provide for 25% vesting on the first anniversary from the date of grant with the remainder vesting monthly over the subsequent three years and expire 10 years from the date of grant. Under the terms of the 2009 Plan, stock options are granted with exercise prices equal to the estimated fair value of the common stock as determined by the Board of Directors at the date of grant, based upon the most recent common stock valuation. Such common stock valuations are performed by a third-party valuation specialist to determine the fair value per share of the Company’s outstanding capital stock. The 2009 Plan authorizes the issuance of 51,375,000 shares of common stock. As of December 30, 2012 and June 30, 2013, there were 14,655,404 shares and 9,709,892 shares, respectively, of common stock available for future grants under the 2009 Plan.

Stock-Based Compensation Expense—The fair value of each stock option granted is estimated on the measurement date, which is typically the grant date, using the Black-Scholes option pricing model. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company’s experience. Determining the fair value of stock-based awards at the grant date is affected by estimates involving inherent uncertainties, as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of the Company’s common stock, expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends.

The following table presents the effects of stock-based compensation on the consolidated statements of operations during the periods presented:

	Year Ended			Six Months Ended
	December 31,	January 1,	December 30,	July 1,	June 30,
	2010	2012	2012	2012	2013
	(in thousands)
				(unaudited)
Cost of sales	$—	$2	$26	$15	$27
Marketing expenses	2	62	142	57	132
Selling, general and administrative expenses	2,396	2,015	1,097	395	2,441

Total stock-based compensation expense	$2,398	$2,079	$1,265	$467	$2,600

The fair value of each stock option is estimated on the grant date with the following weighted-average assumptions:

	Year Ended			Six Months Ended
	December 31,	January 1,	December 30,	July 1,	June 30,
	2010	2012	2012	2012	2013
				(unaudited)
Expected term (years)	6.16	5.69	5.98	5.96	6.78
Expected volatility	65.7%	61.7%	61.7%	62.0%	51.0%
Expected dividend yield	—%	—%	—%	—%	—%
Risk-free interest rate	2.3%	1.6%	1.0%	1.0%	1.2%
Weighted average grant-date fair value of stock options granted	$0.02	$0.54	$1.02	$0.97	$1.64

•

Fair Value of Common Stock—Under the terms of the 2009 Plan, stock options are granted with exercise prices equal to the estimated fair value of the common stock as determined by the Board of Directors at the date of grant based upon numerous objective and subjective factors including: third-party valuations, preferred and common stock transactions with third-parties, current operating and financial performance, management estimates and future expectations.

•

Expected Term.    The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock option awards granted, the Company has based its expected term for awards issued to employees (including members of the Company’s board of directors) on the simplified method, which represents the average period from vesting to the expiration of the stock option. For grants to nonemployees, the expected term is equal to the contractual term, which is generally ten years.

•

Expected Volatility.    As the Company has been a private company and does not have a trading history for the Company’s common stock, the expected stock price volatility for the Company’s common stock was estimated by taking the average historical price volatility for industry peers, which the Company has designated, based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers, which the Company has designated, consist of several public companies in the industry similar in size, stage of life cycle and financial leverage. These industry peers were also utilized in the Company’s common stock valuations.

•

Expected Dividend Yield.    The Company has never declared or paid any cash dividends to common stockholders and does not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

•	Risk-free Interest Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

The Company recognizes compensation expense on a straight-line basis over the requisite service period for each stock option, with forfeitures estimated at the date of grant based on the Company’s historical experience and future expectations.

During 2010, the Company granted an option to purchase 1,300,000 shares of common stock to a nonemployee for services provided. Such option was fully vested on the date of grant and had an exercise price of $0.06 per share, which was determined to be equal to the estimated fair market value of the underlying stock on the date of grant, as determined by the Board of Directors. The resulting stock-based compensation expense was measured at the date when the performance obligation was met, which was on the date of grant, and was immediately recognized as expense within SG&A expenses in the amount of $0.1 million.

In November 2011, the Company issued 320,510 shares of common stock to a third party in exchange for executive recruiting services. As a result, the Company recorded stock-based compensation expense and a corresponding capital contribution equal to the estimated fair market value of the shares on the date when the service obligation was met. Such expense totaled $0.3 million and is included in SG&A expenses for the year ended January 1, 2012.

During 2012 and 2011, stock options were modified in connection with terminations, which accelerated the vesting of the stock options. The Company recorded stock-based compensation expense for the incremental fair value of the modified awards. Such amount totaled $0.2 and $0.1 million, and is included in SG&A expenses for the years ended January 1, 2012 and December 30, 2012, respectively.

For the years ended December 31, 2010, January 1, 2012 and December 30, 2012, and six-month period ended June 30, 2013 the Company recognized a total of $0.1, $1.3, $1.2 and $2.6 million, respectively, in stock-based compensation expense related to stock options granted to employees. In addition, the Company recognized and capitalized $0.1, $0.2 and $0.0 million, respectively, of stock-based compensation as capitalized software costs included within property and equipment—net on the accompanying consolidated balance sheets as of January 1, 2012, December 30, 2012 and June 30, 2013.

As of December 30, 2012 and June 30, 2013, the Company had total unrecognized compensation costs related to unvested stock options of $11.0 and $52.0 million, respectively. The Company expects to recognize this cost over a weighted-average period of 6.4 years.

The following table summarizes additional information about stock options outstanding as of December 30, 2012:

	Outstanding			Outstanding and Vested
		Weighted Average
Range of Exercise Price	Options	Exercise Price	Remaining Contractual Life (in Years)	Options	Weighted Average Exercise Price
December 30, 2012
$0.007—$0.06	10,781,048	$0.03	7.47	7,525,068	$0.03
$0.078—$0.182	7,433,725	0.11	8.26	3,214,157	0.11
$1.35—$1.87	11,507,765	1.74	9.52	1,295,977	1.38

Total	29,722,538	0.71	8.46	12,035,202	0.20

The table summarizes stock option activity as follows:

	Number of Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Total Intrinsic Value
	(in thousands, except price, shares and years)
Outstanding at January 1, 2012	32,803,810	$0.42	9.13	$34,914
Granted	9,572,090	1.82
Exercised	(918,038)	0.08
Cancelled	(11,735,324)	0.86

Outstanding at December 30, 2012	29,722,538	0.71	8.46	34,417
Granted (unaudited)	26,658,077	2.51
Exercised (unaudited)	(892,019)	0.18
Cancelled (unaudited)	(666,313)	1.23

Outstanding at June 30, 2013 (unaudited)	54,822,283	1.59	8.85	81,836

Vested and expected to vest at December 30, 2012	28,734,022	0.69	8.44	33,881

Exercisable at December 30, 2012	16,027,950	0.18	7.85	27,101

Vested and expected to vest at June 30, 2013 (unaudited)	53,746,830	1.58	8.84	80,418

Exercisable at June 30, 2013 (unaudited)	37,535,265	1.55	8.74	57,575

During 2011, the Company issued 5,758,510 common shares for the exercise of stock options. Of this amount, 1,895,850 common shares were early exercised and are subject to repurchase in accordance with the provision of the 2009 Plan. The unvested portion of the early exercised shares as of December 30, 2012 and June 30, 2013, was 908,875 and 580,730 shares, respectively. No repurchases have been made by the Company.

Exerciseable shares as of December 30, 2012 and June 30, 2013 include 8,907,320 and 29,953,572 shares that are early exerciseable, respectively.

Subsequent to the issuance of the Company’s 2012 and 2011 consolidated financial statements, the Company identified an error in the classification of common shares issued which had been erroneously included in “vesting of early exercised options” on the consolidated statements of stockholders’ equity. Accordingly, such classification has been corrected in the accompanying 2012 and 2011 consolidated statements of convertible redeemable preferred stock and stockholders’ equity (deficit) by including these shares within “issuance of common stock.” Management has concluded that the correction of the error is immaterial.

NOTE 8. NET (LOSS) INCOME PER SHARE

Basic and diluted net (loss) income per common share is presented using the two-class method required for participating securities. Holders of preferred stock are entitled to receive non-cumulative dividends payable prior and in preference to any dividends on any shares of the Company’s common stock. If a dividend is paid on common stock, the holders of preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an if-converted basis). Holders of unvested restricted common stock have non-forfeitable rights to dividends, if that dividends are declared and paid. The Company considers its preferred stock and nonvested restricted common stock to be participating securities and, in accordance with the two-class method, earnings allocated to participating securities and the related number of outstanding shares of participating securities have been excluded from the computation of basic and diluted net income per common share.

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings between common stock and participating securities. Undistributed earnings are calculated as net income (loss) less distributed earnings, accretion of convertible preferred stock, and current period convertible preferred stock non-cumulative dividends. As holders of preferred stock and unvested restricted common stock do not have a contractual obligation to share in the losses of the Company, the net loss attributable to common stockholders for each period is not allocated between common stock and participating securities. Accordingly, outstanding stock options, unvested shares of restricted common stock and convertible preferred shares are excluded from the calculation of basic and diluted net loss per share as the effect would have been antidilutive.

The following table presents the calculation of basic and diluted net loss per common share:

	Year Ended			Six Months Ended
	December 31, 2010	January 1, 2012	December 30, 2012	July 1, 2012	June 30, 2013
	(in thousands, except per share amounts)
				(unaudited)
Numerator
Net (loss) income	$(7,003)	$(11,314)	$(10,335)	$(6,162)	$2,406
Less: Distributed earnings attributable to participating securities	—	—	(32,112)	—	—
Less: Accretion of convertible redeemable preferred stock	(445)	(1,919)	(4,375)	(1,721)	(5,062)

Net loss attributable to common stockholders	$(7,448)	$(13,233)	$(46,822)	$(7,883)	$(2,656)

Denominator
Weighted average shares used to compute basic net loss per common share	65,390,625	96,411,124	151,906,924	138,402,501	193,075,922
Effect of potentially dilutive securities:
Stock options	—	—	—	—	—
Unvested restricted common shares	—	—	—	—	—
Convertible preferred shares	—	—	—	—	—

Weighted average shares used to compute diluted net loss per common share	65,390,625	96,411,124	151,906,924	138,402,501	193,075,922

Net loss per share attributable to common stockholders—basic	$(0.11)	$(0.14)	$(0.31)	$(0.06)	$(0.01)

Net loss per share attributable to common stockholders—diluted	$(0.11)	$(0.14)	$(0.31)	$(0.06)	$(0.01)

The following have been excluded from the computation of basic and diluted net loss per share attributable to common stockholders as their effect would have been antidilutive:

	Year Ended			Six Months Ended
	December 31, 2010	January 1, 2012	December 30, 2012	July 1, 2012	June 30, 2013
				(unaudited)
Convertible preferred shares	132,753,828	207,533,139	223,310,320	219,448,305	250,358,175
Unvested restricted common stock	148,484,375	119,386,726	65,875,100	79,177,813	25,886,976
Outstanding stock options	25,345,000	32,803,810	29,722,538	24,362,090	54,822,256

Total	306,583,203	359,723,675	318,907,958	322,988,208	331,067,407

Unaudited Pro Forma Net (Loss) Income Per Common Share

Pro forma basic and diluted net (loss) income per common share was computed to give effect to the conversion of the preferred stock using the if-converted method into common shares as though the conversion had occurred as of the beginning of the first period presented or the original date of issuance, if later. After giving effect to the conversion of the preferred stock, only the unvested restricted common stock is considered a participating security in applying the two-class method to calculate basic and diluted net (loss) income per share. The restricted common stockholders have the same rights and privileges as our common stockholders. As the restricted common stock vests, it is no longer a participating security and is then included within the calculation of basic and diluted net (loss) income per share attributable to common stockholders.

For the year ended December 30, 2012, as the participating security does not have a contractual obligation to share in the losses of the Company, the net loss attributable to common stockholders is not allocated between the common stock and the participating security. Accordingly, outstanding stock options and unvested shares of restricted common stock are excluded from the calculation of basic and diluted net loss per share as the effect would have been antidilutive.

For the six months ended June 30, 2013, basic net income per share attributable to common stockholders is computed by dividing net income attributable to common stockholders, after allocation of undistributed earnings to participating securities, by the weighted-average number of common shares outstanding during the period, adjusted for unvested restricted common shares as a participating security. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net income per share attributable to common stockholders is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method as this method is most dilutive.

For the year ended December 30, 2012 and the six months ended June 30, 2013, unvested restricted common stock amounting to 65,875,100 and 25,886,976 shares were excluded from the computation of diluted net (loss) income per common share attributable to common stockholders because their effect would have been antidilutive.

	Year Ended December 30, 2012	Six Months Ended June 30, 2013
	(in thousands, except share and per share amounts)
	(unaudited)
Numerator
Net (loss) income	$(10,335)	$2,406
Less: Distributed earnings attributable to participating securities	(32,112)	—
Less: Undistributed earnings attributable to participating securities	—	(285)

Net (loss) income attributable to common stockholders	$(42,447)	$2,121

Denominator
Weighted-average shares used to compute basic net (loss) income per common share	151,906,924	193,075,922
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of the Company’s expected initial public offering	223,310,320	250,358,175

Weighted average shares used to compute basic pro forma net (loss) income per common share	375,217,245	443,434,097
Effect of potentially dilutive securities:
Stock options	—	6,721,238
Unvested restricted common shares	—	—
Convertible preferred shares	—	—

Weighted average shares used to compute diluted net (loss) income per common share	375,217,245	450,155,335

Net (loss) income per common share attributable to common stockholders—basic	$(0.11)	$—

Net (loss) income per common share attributable to common stockholders—diluted	$(0.11)	$—

NOTE 9. SEGMENT INFORMATION

The Company has two reportable segments: U.S. and U.K. The Company’s reportable segments have been identified based on how the Company’s chief operating decision maker manages the Company’s businesses, makes operating decisions, and evaluates operating performance. The Company’s chief operating decision maker is its chief executive officer. The Company evaluates the performance of its reportable segments based on net sales and loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1. Loss from operations represents net loss before interest income (expense), net, other income (expense), net and provision for income taxes. Management does not evaluate the performance of its reportable segments using asset measures.

U.S.—The U.S. segment consists of amounts earned from retail and services sales through the Company’s U.S.-focused sites, including sales from the sites to customers in the United States, Canada and other foreign countries fulfilled through a third-party service provider.

U.K.—The U.K. segment consists of amounts earned from retail and services sales of through the Company’s U.K.-focused sites, including sales from the sites to customers in the United Kingdom and throughout Europe.

Certain U.S. corporate-level activities are not allocated to the U.K. segment, including costs of marketing, human resources, legal, finance and technology.

The Company accounts for intersegment sales in accordance with the underlying transfer pricing agreement between Zulily, Inc. and Zulily U.K. Ltd.

Information on reportable segments and reconciliation to consolidated net (loss) income before provision for income taxes is as follows:

	Year Ended			Six Months Ended
	December 31, 2010	January 1, 2012	December 30, 2012	July 1, 2012	June 30, 2013
	(in thousands)
				(unaudited)
U.S.
Net sales	$18,376	$142,545	$326,349	$126,706	$266,166

Operating (loss) income	(6,207)	(11,455)	(6,072)	(5,093)	4,812
Intersegment expense	—	—	(4,571)	(1,265)	(2,468)

Total segment operating (loss) income	(6,207)	(11,455)	(10,643)	(6,358)	2,344
U.K.
Net sales	—	—	4,891	287	5,855
Intersegment sales	—	—	4,571	1,265	2,468

Total net sales	—	—	9,462	1,552	8,323

Segment operating (loss) income	$—	$(82)	$89	$—	$46
Consolidated
Net sales
Total sales for reportable segments	$18,376	$142,545	$335,811	$128,258	$274,489

Elimination of intersegment sales	—	—	(4,571)	(1,265)	(2,468)

Total consolidated net sales	$18,376	$142,545	$331,240	$126,993	$272,021

Net (loss) income before provision for income taxes
Total operating (loss) income for reportable segments	$(6,207)	$(11,537)	$(10,554)	$(6,358)	$2,390

Interest (expense) income, net	(169)	20	43	16	64

Other (expense) income, net	(627)	203	176	180	(48)

Net (loss) income before provision for income taxes	$(7,003)	$(11,314)	$(10,335)	$(6,162)	$2,406

The Company’s assets are primarily located in the United States as of the years ended January 1, 2012 and December 30, 2012 and the six months ended June 30, 2013. Revenue from external customers for each group of similar products and services are not reported to our chief operating decision maker. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

NOTE 10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The approximate tax effect of the significant components of the Company’s deferred tax assets and liabilities as of January 1, 2012 and December 30, 2012 are as follows:

	January 1,	December 30,
	2012	2012
	(in thousands)
Deferred tax assets:
Other assets	$739	$2,148
Net operating loss carryforwards	5,850	9,359

Total deferred tax assets	6,589	11,507
Valuation allowance	(5,082)	(8,701)

Total deferred tax asset	1,507	2,806

Deferred tax liabilities:
Property and equipment	(1,394)	(2,538)
Other liabilities	(113)	(268)

Total deferred tax liability	(1,507)	(2,806)

Net deferred tax assets	$—	$—

The deferred tax asset from net operating loss carryforwards of $9.4 million represents approximately $26.7 million of net operating loss carryforwards, which will begin to expire in fiscal year 2029.

Under section 382 of the Internal Revenue Code, as amended (the “Code”), the Company’s ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if it experiences an “ownership change.” A section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of the Company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period or since the date of a prior ownership change, if within three years. Similar rules may apply under state tax laws.

In this regard, the Company has determined that such an ownership change occurred and that based on the timing of the ownership change and the corresponding section 382 limitation, none of its net operating losses or other tax attributes appear to expire subject to such limitation.

A valuation allowance was established for deferred income tax assets because, due to a limited operating history and the Company’s history of losses, it is more likely than not that deductible temporary differences and net operating loss carryforwards will not be realized through future taxable income. For the years ended December 30, 2012 and January 1, 2012, the valuation allowance increased by $3.6 and $3.7 million, respectively.

A reconciliation of the federal statutory tax rate to the Company’s effective tax rate as follows:

	December 31,	January 1,	December 30,
	2010	2012	2012
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
Permanent items	0.0	0.1	(0.1)
Stock compensation	15.2	2.0	4.2
R&D credit	0.0	0.0	(4.6)
State taxes	0.0	(1.1)	(1.0)
Other	0.0	0.0	0.4
Valuation allowance	18.8	33.0	35.1

Effective tax rate	—%	—%	—%

Subsequent to the issuance of the consolidated financial statements for the years ended January 1, 2012 and December 30, 2012, the Company’s management identified certain errors in the above table and as a result, for the year ended December 30, 2012, the Company included the benefit of the research and development tax credit to correctly present the income tax rate reconciliation and also rectified certain other errors in computing the items previously reported in the year ended January 1, 2012. In addition, the Company also corrected an error in the parenthetical disclosure of amount of change in valuation allowance. The corrections discussed in the previous sentences did not change the total effective tax rate previously reported for the years ended January 1, 2012 and December 30, 2012. Management has concluded that the correction of these errors are immaterial and had no impact on the amounts previously reported in the Company’s consolidated balance sheets, statements of operations, or statements of cash flows.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. Due to the Company’s net losses, substantially all of its federal, state and foreign income tax returns since inception are still subject to audit.

For each tax position taken in the Company’s tax return the Company must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more likely than not threshold is then measured to determine the amount of benefit to recognize within the consolidated financial statements. The Company has no uncertain tax positions taken on income tax returns as of January 1, 2012 and December 30, 2012.

NOTE 11. RELATED-PARTY TRANSACTIONS

Mark Vadon, the Chairman of the Board of Directors of the Company, is a director and owns a significant number of shares of Blue Nile, Inc. In addition, Michael Potter and W. Eric Carlborg, members of the Company’s Board of Directors are also directors of Blue Nile, Inc. an online retailer of high-quality diamonds and fine jewelry.

The Company purchased products from Blue Nile, Inc., totaling approximately $0.1 and $0.0 million for fiscal years ended January 1, 2012 and December 30, 2012, respectively. As of January 1, 2012 and December 30, 2012, the Company had $0.1 and $0.0 million recorded in accounts payable, respectively.

NOTE 12. ERROR CORRECTION

Subsequent to the issuance of the Company’s 2012 financial statements, the Company identified immaterial corrections in basic and diluted weighted average shares outstanding, basic and diluted net (loss) income per share attributable to common stockholders, basic and diluted net (loss) income per share attributable to common stockholders—pro forma (unaudited), additional paid-in capital and accumulated deficit. As a result, the Company has corrected its consolidated financial statements as of and for the years ended December 31, 2010, January 1, 2012, and December 30, 2012. The corrections are described below in more detail.

In December 2009, the Company issued common shares to its founders with vesting restrictions. In July 2011, one of the Company’s employees early exercised options that were also subject to vesting restrictions. The Company previously included these unvested restricted common shares in the weighted average common shares outstanding calculation. However, the calculation of basic and diluted weighted average common shares outstanding requires that any unvested restricted common shares should be excluded from the calculation.

The Company also determined that corrections are required to additional paid-in capital and accumulated deficit amounts for the years ended December 31, 2010, January 1, 2012, and December 30, 2012. The Company previously accreted the carrying value of preferred stock to the redemption amount within accumulated deficit. In the absence of retained earnings, the accretion should have been recorded within additional paid-in capital to the extent there is a sufficient balance, rather than accumulated deficit. Only after exhausting the balance of accumulated paid-in capital, should the remaining accretion have been recorded to accumulated deficit.

The Company has also corrected the deemed dividend calculation associated with the repurchase of Series Seed and Series A convertible preferred stock in 2012. The Company previously calculated the deemed dividend by subtracting the entire carrying value, including accretion, for all preferred shares from the fair value of the consideration paid to repurchase the Series Seed and Series A convertible preferred stock. The deemed dividend should have been calculated as the excess of the fair value of the consideration paid to repurchase the Series Seed and Series A convertible preferred stock over the carrying value of the repurchased Series Seed and Series A convertible preferred stock including any changes to the carrying value for accretion prior to the transfer from mezzanine equity to permanent equity in August of 2012. Additionally, the deemed dividend should have been recorded as a decrease to additional paid-in capital at the time of repurchase. As a result, net loss attributable to common stockholders, net loss attributable to common stockholders—pro forma (unaudited), additional paid-in capital and accumulated deficit have been revised for the year ended December 30, 2012.

The correction of the above items relates to the Company’s equity and has no impact on net loss (income) or the Company’s cashflows.

The following table presents the correction of these items from originally reported amounts for the year ended December 31, 2010:

	As Originally Reported	As Corrected
	(in thousands, except share and per share amounts)
Affected consolidated statement of operations items:
Basic and diluted net loss per share attributable to common stockholders	$(0.04)	$(0.11)
Basic and diluted weighted average shares outstanding used to compute net loss per share attributable to common stockholders	211,250,000	65,390,625
Affected statement of convertible redeemable preferred stock and stockholders’ equity (deficit) items:
Additional paid-in capital balance—January 1, 2010	$17	$13
Accretion of convertible redeemable preferred stock	—	(445)
Additional paid-in capital balance—December 31, 2010	2,418	1,969
Accumulated deficit—January 1, 2010	(88)	(84)
Accretion of convertible redeemable preferred stock	(445)	—
Accumulated deficit—December 31, 2010	(7,536)	(7,087)

The following table presents the correction of these items from originally reported amounts as of and for the year ended January 1, 2012:

	As Originally Reported	As Corrected
	(in thousands, except share and per share amounts)
Affected consolidated balance sheet items:
Additional paid-in capital	$4,597	$2,229
Accumulated deficit	(20,769)	(18,401)
Effected consolidated statement of operations items:
Basic and diluted net loss per share attributable to common stockholders	(0.06)	(0.14)
Basic and diluted weighted average shares outstanding used to compute net loss per share attributable to common stockholders	214,553,998	96,411,124
Affected statement of convertible redeemable preferred stock and stockholders’ equity (deficit) items:
Additional paid-in capital balance—December 31, 2010	$2,418	$1,969
Accretion of convertible redeemable preferred stock	—	(1,919)
Additional paid-in capital balance—January 1, 2012	4,597	2,229
Accumulated deficit—December 31, 2010	(7,536)	(7,087)
Accretion of convertible redeemable preferred stock	(1,919)	—
Accumulated deficit—January 1, 2012	(20,769)	(18,401)

The following table presents the correction of these items from originally reported amounts as of and for the year ended December 30, 2012:

	As Originally Reported	As Corrected
	(in thousands, except share and per share amounts)
Affected consolidated balance sheet items:
Additional Paid-In Capital Balance	$8,109	$—
Accumulated deficit	(63,860)	(55,751)
Effected consolidated statement of operations items:
Net loss attributable to common stockholders	(43,091)	(46,822)
Basic and diluted net loss per share attributable to common stockholders	(0.20)	(0.31)
Basic and diluted weighted average shares outstanding used to compute net loss per share attributable to common stockholders	217,782,025	151,906,924
Net loss attributable to common stockholders—Pro forma (unaudited)	$(38,716)	$(42,447)
Basic and diluted net loss per share attributable to common stockholders—Pro forma (unaudited)	(0.09)	(0.11)
Pro forma basic and diluted weighted average shares outstanding used to compute net loss per share attributable to common stockholders—Pro forma (unaudited)	441,092,345	375,217,245
Affected statement of convertible redeemable preferred stock and stockholders’ equity (deficit) items:
Additional paid-in capital balance—January 1, 2012	$4,597	$2,229
Repurchase of convertible preferred stock	(4,120)	(6,557)
Accretion of convertible redeemable preferred stock	—	(3,304)
Additional paid-in capital balance—December 30, 2012	8,109	—
Accumulated deficit—January 1, 2012	(20,769)	(18,401)
Repurchase of convertible preferred stock	(28,381)	(25,943)
Accretion of convertible redeemable preferred stock	(4,375)	(1,072)
Accumulated deficit—December 31, 2012	(63,860)	(55,751)

NOTE 13. SUBSEQUENT EVENTS

Subsequent events were evaluated from the balance sheet date of December 30, 2012 through the audited consolidated financial statements issuance date of August 8, 2013 and September 25, 2013. For the six months ended June 30, 2013, subsequent events were evaluated through September 25, 2013, the date on which the interim consolidated financial statements were issued.

On March 8, 2013, the Company entered into a lease agreement for office space in Columbus, Ohio.

On May 2, 2013, the Company entered into a lease agreement for office space in Seattle, Washington. As part of the agreement, the Company issued a security deposit in the form of an irrevocable standby letter of credit totaling $5.5 million and expires in 2024. The standby letter of credit may be drawn if certain conditions occur, including default on payments, losses incurred due to breach or termination of the agreement.

On May 16, 2013, the Board of Directors approved an increase to the number of shares reserved for issuance under the 2009 Plan from 51,375,000 shares to 72,421,252 shares. In addition, in accordance with the Company’s Certificate of Incorporation the Company’s Series D preferred stock conversion price was adjusted from $2.07 to $2.05. Each share of Series D preferred stock is convertible into 1.01 shares of common stock.

* * * * * *

HOW DO I LOVE ZULILY?
let me count the ways…

"Kind of ridiculously excited about my zulily package scheduled to arrive tomorrow! YAY! :)"

– zulily customer

"I have to say the minute I found this website, I immediately fell in love..."

– zulily customer

"I have been thrilled with everything I have ordered...clothing, tote bags and baby items."

– zulily customer

             Shares

zulily, inc.

Class A Common Stock

Goldman, Sachs & Co.	BofA Merrill Lynch	Citigroup

RBC Capital Markets

Allen & Company LLC

William Blair

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and              listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by Amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of zulily, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of zulily. At present, there is no pending litigation or proceeding involving a director or officer of zulily regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers, directors and selling stockholder against liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2010, we have made sales of the following unregistered securities:

(1) Between January 1, 2010 and August 31, 2013, we granted stock options under our 2009 Plan to purchase an aggregate of 87,715,686 shares of our Class B common stock at an exercise price ranging between $0.007 and $3.36 per share to a total of 1,164 employees, directors and consultants. Of these, stock options to purchase an aggregate of 23,610,452 have been cancelled without being exercised, 8,482,359 have been exercised for aggregate proceeds of $481,103 and 55,622,875 shares remain outstanding.

(2) Between January 1, 2010 and August 31, 2013, we issued 320,510 shares of our Class B common stock pursuant to restricted stock awards to our consultants under our 2009 Plan. The offers, sales and issuances of the securities described in this paragraph and the preceding paragraph were exempt from registration under either (a) Section 4(2) of the Securities Act in that the transactions were by an issuer not involving any public offering or under (b) under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 promulgated under the Securities Act.

(3) In May 2010, we issued an aggregate of 115,502,600 shares of our Series A preferred stock to six accredited investors at a per share price of $0.03645, except as described in the section of this prospectus captioned “Certain Relationships and Related Party Transactions—Sales of Preferred Stock”, for aggregate consideration of $4,008,769. These shares were issued in reliance on Rule 506 of Regulation D promulgated under the Securities Act.

(4) In July 2010, we issued an aggregate of 44,923,630 shares of our Series B preferred stock to seven accredited investors at a per share price of $0.13356, for aggregate consideration of approximately $6,000,000. These shares were issued in reliance on Rule 506 of Regulation D promulgated under the Securities Act.

(5) In August 2011, we issued an aggregate of 20,378,275 shares of our Series C preferred stock to ten accredited investors at a per share price of $1.5703, for aggregate consideration of $32,000,005. These shares were issued in reliance on Rule 506 of Regulation D promulgated under the Securities Act.

(6) In August 2011, we issued and sold 7,813,275 shares of our Class B common stock to three accredited investor at a per share price of $1.40786, for aggregate consideration of $10,999,997. These shares were issued in reliance on Rule 506 of Regulation D promulgated under the Securities Act.

(7) In November 2012, we issued an aggregate of 40,975,703 shares of our Series D preferred stock to 17 accredited investors at a per share price of $2.0744, for aggregate consideration of $84,999,998. These shares were issued in reliance on Rule 506 of Regulation D promulgated under the Securities Act.

The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedule

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of zulily, inc., as presently in effect.

3.2**	Second Amended and Restated Bylaws of zulily, inc., as presently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of zulily, inc., to be in effect upon completion of this offering.

3.4**	Form of Amended and Restated Bylaws of zulily, inc., to be in effect upon completion of this offering.

4.1.1*	Form of Class A Common Stock Certificate.

4.1.2*	Form of Class B Common Stock Certificate.

4.2**	Third Amended and Restated Investor Rights Agreement, dated November 5, 2012.

5.1*	Opinion of Cooley LLP regarding legality.

10.1+**	zulily, inc. 2009 Equity Incentive Plan, as amended.

10.2+**	Forms of Option Agreement and Option Grant Notice for zulily, inc. 2009 Equity Incentive Plan.

10.3+*	zulily, inc. 2013 Equity Plan, to be in effect upon completion of this offering.

10.4+*	Forms of Option Agreement and Option Grant Notice for zulily, inc. 2013 Equity Plan.

10.5+**	Form of Indemnity Agreement entered into between zulily, inc. and each of its directors and its executive officers.

10.6+**	Employment Offer Letter by and between zulily, inc. and Marc Stolzman, dated August 16, 2012.

10.7+	Employment Offer Letter by and between zulily, inc. and Bob Spieth, dated December 10, 2012.

10.8**	Cobalt Building Lease by and between zulily, inc. and UCM/FPI—Cobalt, LLC, dated May 18, 2011.

10.9**	Amendment No. 1 of Lease by and between zulily, inc. and UCM/FPI—Cobalt, LLC, dated October 5, 2011.

10.10**	Amendment No. 2 of Lease by and between zulily, inc. and UCM/FPI—Cobalt, LLC, dated February 8, 2012.

10.11**	Amendment No. 3 of Lease by and between zulily, inc. and UCM/FPI—Cobalt, LLC, dated June 15, 2012.

10.12**	Office Lease Agreement by and between zulily, inc. and SRI-WR Elliott Avenue LLC, dated May 2, 2013.

10.13**	Amended and Restated Lease by and between zulily, inc. and Eagle CPT, LLC, dated November 1, 2011.

10.14**	Agreement of Lease by and between zulily, inc. and KTR Ohio LLC, dated November, 2011.

Exhibit Number	Description of Document

10.15†	Service Agreement by and between zulily, inc. and IntelliSource, LLC, dated September 29, 2011.

10.16†	Contractor Agreement by and between zulily, inc. and IntelliSource, LLC, dated December 19, 2011.

21.1**	Subsidiaries of zulily, inc.

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
**	Previously submitted.
+	Indicates a management contract or compensatory plan.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on the     day of                     , 2013.

zulily, inc.

By:
Name: Darrell Cavens
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Darrell Cavens and Marc Stolzman, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Darrell Cavens	President, Chief Executive Officer and Director (Principal Executive Officer)

Marc Stolzman	Chief Financial Officer (Principal Financial and Accounting Officer)

Mark Vadon	Chairman of the Board

W. Eric Carlborg	Director

Dan Levitan	Director

Signature	Title	Date

Youngme Moon	Director

Michael Potter	Director

Spencer Rascoff	Director

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of zulily, inc., as presently in effect.

3.2**	Second Amended and Restated Bylaws of zulily, inc., as presently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of zulily, inc., to be in effect upon completion of this offering.

3.4**	Form of Amended and Restated Bylaws of zulily, inc., to be in effect upon completion of this offering.

4.1.1*	Form of Class A Common Stock Certificate.

4.1.2*	Form of Class B Common Stock Certificate.

4.2**	Third Amended and Restated Investor Rights Agreement, dated November 5, 2012.

5.1*	Opinion of Cooley LLP regarding legality.

10.1+**	zulily, inc. 2009 Equity Incentive Plan, as amended.

10.2+**	Forms of Option Agreement and Option Grant Notice for zulily, inc. 2009 Equity Incentive Plan.

10.3+*	zulily, inc. 2013 Equity Plan, to be in effect upon completion of this offering.

10.4+*	Forms of Option Agreement and Option Grant Notice for zulily, inc. 2013 Equity Plan.

10.5+**	Form of Indemnity Agreement entered into between zulily, inc. and each of its directors and its executive officers.

10.6+**	Employment Offer Letter by and between zulily, inc. and Marc Stolzman, dated August 16, 2012.

10.7+	Employment Offer Letter by and between zulily, inc. and Bob Spieth, dated December 10, 2012.

10.8**	Cobalt Building Lease by and between zulily, inc. and UCM/FPI—Cobalt, LLC, dated May 18, 2011.

10.9**	Amendment No. 1 of Lease by and between zulily, inc. and UCM/FPI—Cobalt, LLC, dated October 5, 2011.

10.10**	Amendment No. 2 of Lease by and between zulily, inc. and UCM/FPI—Cobalt, LLC, dated February 8, 2012.

10.11**	Amendment No. 3 of Lease by and between zulily, inc. and UCM/FPI—Cobalt, LLC, dated June 15, 2012.

10.12**	Office Lease Agreement by and between zulily, inc. and SRI-WR Elliott Avenue LLC, dated May 2, 2013.

10.13**	Amended and Restated Lease by and between zulily, inc. and Eagle CPT, LLC, dated November 1, 2011.

10.14**	Agreement of Lease by and between zulily, inc. and KTR Ohio LLC, dated November, 2011.

10.15†	Service Agreement by and between zulily, inc. and IntelliSource, LLC, dated September 29, 2011.

10.16†	Contractor Agreement by and between zulily, inc. and IntelliSource, LLC, dated December 19, 2011.

Exhibit Number	Description of Document

21.1**	Subsidiaries of zulily, inc.

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
**	Previously submitted.
+	Indicates a management contract or compensatory plan.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the Securities and Exchange Commission.